Form 10-K, Exhibit 13
period 1996-12-31
BROADWAY & SEYMOUR INC
filed 1997-03-31
CIK 885533

                                                                    EXHIBIT 13

Broadway and Seymour, Inc.


                         FINANCIAL TABLE OF CONTENTS





Management's Discussion and Analysis of Financial Condition and Results of Operations.......................     7
Consolidated Statement of Operations........................................................................    16
Consolidated Balance Sheet..................................................................................    17
Consolidated Statement of Changes in Stockholders' Equity...................................................    18
Consolidated Statement of Cash Flows........................................................................    19
Notes to the Consolidated Financial Statements..............................................................    20
Report of Independent Accountants...........................................................................    32

Broadway and Seymour, Inc.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

                  Broadway and Seymour, Inc. (the "Company") provides integrated business solutions and systems integration services for the financial services industry and time and practice management systems for the legal and professional services industries. Beginning in mid 1995 and through 1996, the Company performed an extensive analysis of its business activities, and as a result, the Company disposed of those activities that were inconsistent with the new strategic direction of the Company.

                  Management has presented the following discussion and analysis in a way which it believes best presents the significant events and trends affecting the Company's results of operations. Significant transactions impacting the Company's historical financial results in 1996 and 1995 have been separately highlighted and a comparative discussion and analysis of the Company's operating results has been provided.

                  In 1996, the Company generated a consolidated operating loss of approximately $10.3 million, reflecting improvement from the 1995 operating loss of approximately $15.8 million. In addition, the 1996 fourth quarter operating results were at approximately break-even. Including the effect of gains related to the sales of Corbel & Co. ("Corbel") and the Asset Management Services Group ("AMSG") described below, the 1996 fourth quarter net income was $1.1 million or $.13 per share.

SIGNIFICANT TRANSACTIONS

                  The following is a brief summary of the significant acquisitions and dispositions that have had a material effect on the Company's historical operating results and financial condition. See the notes to the Company's Consolidated Financial Statements, included herein, for additional discussion related to such transactions.

ACQUISITIONS

                  In June 1995, the Company acquired The MiniComputer Company of Maryland, Inc. ("TMC"). TMC provides proprietary time and billing software, custom programming services and other computer related services primarily to law firms. Operationally, TMC is part of the Company's Elite Information Systems, Inc. ("Elite") subsidiary.

                  In January 1995, the Company acquired EBG & Associates, Inc. ("EBG") and BancCorp Systems, Inc. ("BancCorp") in unrelated transactions. EBG was later sold as a part of the sale of Corbel described below and BancCorp was later sold as a part of the sale of AMSG described below.

                  In September 1994, the Company acquired Micro/Resources, Inc. ("MRI"). MRI provides the proprietary CRISP(TM) product family, an integrated decision-support platform, and related services to commercial and private banks in the United States. MRI operations were subsequently relocated and merged with existing operations at the Company's headquarters in Charlotte, NC.

                  In February 1994, the Company acquired Elite which provides proprietary Elite Billing System software, a comprehensive accounting and information management software package, and other software, to law firms and other professional services firms in the United States and Europe.

Broadway and Seymour, Inc.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

DISPOSITIONS

                  In November 1996, the Company sold its wholly owned subsidiary, Corbel, which included EBG, resulting in a gain of $.9 million. Corbel contributed revenue of $17.4 million in 1996 (prior to the sale), $18.5 million in 1995 and $20 million in 1994. Operating income from Corbel was $3.4 million in 1996 (prior to the sale), $2.4 million in 1995 and $5.7 million in 1994. Revenue and operating income for 1996 include a one-time software license fee of $5.0 million from a single transaction. Excluding the $5.0 million, 1996 revenues decreased $6.1 million from the prior year and the 1996 operating loss would have been $1.6 million. This decrease in revenue and operating income are due in part to 1996 including only eleven months of operations, compared to twelve months in 1995, and also to lower pension document processing volumes in 1996.

                  In August 1996, the Company developed a plan to close its National Pension Alliance ("NPA") business. NPA is a partnership of which Corbel/NPA, Inc., a wholly owned subsidiary of the Company, is a 75% general partner. Following a transition period for NPA customers, the operations of NPA will cease. For the years ended December 31, 1996, 1995 and 1994, NPA had revenue of $.6 million, $.8 million and $.2 million, respectively, and a loss before restructuring charges of $2.3 million, $2.2 million and $.6 million, respectively. See "Impairment of Long-Term Assets and Restructuring of Operations" below.

                  In May 1996, the Company sold AMSG, which included BancCorp. The gain on the sale of AMSG was $8.7 million. AMSG contributed revenue of $5.8 million in 1996 (prior to the sale), $15.5 million in 1995 and $10.9 million in 1994. Operating losses from AMSG were $2.8 million in 1996 (prior to the sale), $9.3 million in 1995 and $1.2 million in 1994. In addition, subsequent to the sale of AMSG, the Company recorded an additional $4.0 million of non-recurring revenue, and approximately $3 million of related expense, for certain professional and transition services provided to the purchaser of AMSG under agreements entered into at the time of the sale. The decreases in revenue and operating losses from 1995 to 1996 are principally due to the inclusion of AMSG operations for twelve months in 1995 compared to five months in 1996.

                  In September 1995, the Company transferred a contract for services provided to International Business Machines Corporation ("IBM") to another service provider and recorded $.9 million of revenue with substantially no associated expense. Prior to the transfer, services provided under this contract in 1995 contributed approximately $1.9 million of revenue and incurred costs of $1.6 million.

                  In June 1995, the Company sold its wholly owned subsidiary, Liberty Software, Inc. ("Liberty"), and during 1995 the Company received approximately $9.5 million related to certain software license fees,software maintenance and transition services provided to the purchaser of Liberty, against which the Company incurred substantially no expense. The Company received a final payment of $.5 million in March 1996. In 1995, prior to the sale, Liberty revenue was $10.1 million and operating income was $.4 million.

                  In December 1994, the Company sold rights to its Gateway imaging and document conversion operations ("Gateway"). During 1995, the purchaser paid $6.8 million to the Company under the maintenance provisions of a software license agreement. The $6.8 million in maintenance revenue recorded in 1995 had substantially no associated expense.

Broadway and Seymour, Inc.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

                  Because of the significant impact of the transactions discussed above, a comparison of the historical results of operations for 1996 to those of 1995 may not be meaningful. Accordingly the following table has been included to facilitate discussion and analysis of the results of operations for the Company's ongoing business.

                  Revenue and Cost of Revenue                                       1996              1995
         --------------------------------------------------------------------------------------------------
                                                                                  (In thousands, unaudited)
         Net revenue from ongoing business, excluding NPA                         $60,977          $ 50,743
         Net revenue from NPA                                                         592               817
         Non-recurring net revenue from Corbel, AMSG, Liberty, Gateway
           maintenance and IBM services contract                                   27,782            63,178
         --------------------------------------------------------------------------------------------------
         Consolidated net revenue                                                 $89,351          $114,738
         --------------------------------------------------------------------------------------------------
         Cost of revenue from ongoing business, excluding NPA                     $47,924          $ 48,005
         Cost of revenue from NPA                                                   2,117             2,130
         Non-recurring cost of revenue from Corbel, AMSG, Liberty,
           Gateway maintenance and IBM services contract                           19,660            43,472
         --------------------------------------------------------------------------------------------------
         Consolidated cost of revenue                                             $69,701          $ 93,607
         ==================================================================================================

                  Net revenue from the Company's ongoing business, excluding NPA, increased $10.2 million from 1995 to 1996. Of this increase, $8.5 million is attributed to the Company's Customer and Financial Solutions group. This increase is principally due to TouchPoint(TM) and VisualImpact(TM), under development in prior years, and other solutions, which contributed revenue in excess of $8.1 million in 1996. In addition, the Company recognized $4.0 million of software license revenue in 1996 from a significant new contract with a single customer. The Company recorded substantially no incremental expense associated with this $4.0 million of license revenue. Other changes in the Customer and Financial Solutions group revenue were due to changes in specific year to year engagements with customers, based on contractual agreements to provide solutions and license certain intellectual properties. Revenue from Elite remained flat in 1996, when compared to 1995. Revenue from the Company's TMC subsidiary in 1996 was $1.7 million more than 1995, due to the inclusion of TMC's operations, acquired in June 1995, for twelve months in 1996 compared to six months in 1995.

                  Cost of revenue from the Company's ongoing business, excluding NPA, remained relatively flat in 1996 compared to 1995, however, 1995 included $5.2 million related to an accrual for estimated contract losses. Excluding these contract losses, the 1995 margins on revenue from ongoing business were $7.9 million or 15.6% compared to $13.1 million or 21.4% in 1996. This improvement in margin is principally the result of the Company's late 1995 change in its focus to core operations, integration of independent business units and implementation of a new project management process, including pricing guidelines.

                  Research and development expenses decreased to $5.8 million in 1996 from $6.7 million in 1995, principally due to the sale of Corbel. These amounts are net of capitalized development costs which were $1.6 million and $2.2 million in 1996 and 1995, respectively. Including capitalized costs, research and development costs were $7.4 million or 8.3% of

Broadway and Seymour, Inc.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

         consolidated revenue in 1996, compared to $8.9 million or 7.8% of consolidated revenue in 1995. Research and development costs incurred in 1996 and 1995 relate to the Company's BANCStar(R), CRISP(TM), BANCStar Prism(TM), TouchPoint(TM), VisualImpact(TM) and Elite Billing System solutions.

                  Sales and marketing expenses decreased $3.8 million from 1995 to 1996. Of this decrease, $3.1 million is due to the sales of Corbel and AMSG in 1996 and the sale of Liberty in 1995. In addition, in connection with its reorganization in the fourth quarter of 1995, the Company integrated independent business units and changed its focus to core operations, resulting in a realignment of the sales and marketing department personnel.

                  General and administrative expenses decreased $1.8 million from 1995 to 1996. Of this decrease, $.4 million is due to the sales of Corbel and AMSG in 1996 and the sale of Liberty in 1995 and $.8 million is due to expense recoveries related to transition services provided to the purchaser of AMSG in 1996. In addition, in 1995 the Company incurred $.6 million of non-recurring consulting fees related to the Company's reengineering efforts and the Company's strategic planning process.

                  Restructuring and impairment charges in 1996 include exit costs related to the Company's plan to close NPA. Restructuring and impairment charges in 1995 included provisions for asset write-downs related to a product line, costs for office space reduction and employee severance costs. For further discussion, see "Impairment of Long-Term Assets and Restructuring of Operations" below.

                  The increase in cash and cash equivalents and the repayment of the Company's credit facility during the year caused the Company's net interest expense for 1996 to decrease to $.2 million from $.5 million in the prior year.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

                  As a result of the acquisitions and dispositions and related non-recurring transactions described above and more fully described in the notes to the Company's Consolidated Financial Statements, a comparison of the results of operations of 1995 to 1994 may not be meaningful.

                  During 1995, the Company's revenue decreased 14% to $114.7 million from $132.9 million in 1994. The majority of the decrease was related to the sale of Gateway in the fourth quarter of 1994 and the sale of Liberty in the second quarter of 1995.

                  During 1994, Gateway and Liberty contributed approximately $30 million and $21 million of revenue, respectively. During 1995, Gateway and Liberty contributed revenue of approximately $6.8 million and $19.6 million, respectively. Included in 1995 Liberty revenue are non-recurring software license, maintenance and service fees of approximately $9.5 million related to products and services sold to the purchaser of Liberty. The Company incurred no significant expenses associated with the $9.5 million and $6.8 million received in 1995 from the Gateway and Liberty transactions, respectively. Also included in 1995 revenue is the proceeds from the sale of the IBM services contract to another service provider whereby the Company recorded $.9 million of revenue with substantially no associated expense. These decreases in revenue were offset, in part, by revenue added through the acquisitions of BancCorp, EBG and TMC, which contributed an increase of

Broadway and Seymour, Inc.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

         approximately $4.2 million. These decreases were further offset by approximately $4.5 million related to increased sales of Elite products and the inclusion of Elite's operations, acquired in February 1994, for twelve months in 1995 compared to eleven months in 1994.

                  The Company's cost of revenue increased by $3.2 million in 1995 compared with 1994. A portion of this increase related to increased staffing and subcontractor costs. The Company staffed projects on an as-needed basis, by hiring the additional personnel necessary to complete executed contracts. At times, these personnel were underutilized due to the variable nature of the Company's long-term projects. In these cases, the Company continued to incur personnel costs when there was no incoming revenue. A portion of this increase was related to the accrual of estimated liabilities for contract losses of $5.2 million during the fourth quarter of 1995. Of this accrual, $3.2 million related to an imaging product contract for a customer that was originally scheduled for completion during the fourth quarter of 1995. Certain testing related to the implementation of this imaging system revealed significant problems with modules of the installed product, requiring additional work to achieve contracted performance requirements. The additional $2 million in contract loss accruals was related to several different product/service solutions and contracts, each of which, when taken individually, was not material to the increase in cost of revenue.

                  Cost of revenue for 1995 also reflected the Company's continued funding of its investment in NPA. Expenses related to the funding of NPA's cost of revenue in 1995 increased to approximately $2.1 million. Also included in 1995 cost of revenue was a $2.6 million non-cash charge related to the accelerated amortization expense of software acquired in the BancCorp acquisition. Also adding incremental costs to 1995 were the acquisitions of TMC, BancCorp, and EBG.

                  These increases in cost of revenue were offset, in part, by decreases related to the Gateway transaction, the sale of Liberty and the sale of the IBM service contract.

                  During 1995, the Company's research and development expenses increased by $2.3 million or 53%. A significant portion of these expenditures was related to the development of the TouchPoint solution, the development of the graphical user interface of the CRISP solution, the development and introduction of the VisualImpact check imaging system and enhancements to existing solutions. The Company's capitalization of software development costs decreased in 1995 as the Company focused its efforts, to a greater extent, on maintenance of existing products lines. This, combined with the sale of Gateway in December 1994 and the sale of Liberty in June 1995, contributed to the decreased capitalization for 1995. Research and development expenses in 1995 were net of $2.2 million of capitalized software development costs, compared to $3.1 million in 1994. Including capitalized costs, research and development expenditures increased 19% to $8.9 million, or 7.8% of revenue. Capitalized software development costs primarily related to development of and enhancements to the Company's CRISP, BANCStar, BANCStar Prism, Quantech, Elite Billing System and NPA solutions.

                  The Company's sales and marketing expenditures increased 3% in 1995 to $15.8 million. Expected decreases in sales and marketing expenditures due to the Liberty and Gateway transactions were offset by increased costs associated with marketing systems integration services, AMpreferred and the Elite Billing System software. In addition, the acquisition of TMC, BancCorp and EBG in 1995 contributed incremental expenses of $.6 million.

Broadway and Seymour, Inc.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

                  General and administrative expenses increased to $11.6 million in 1995 from $8.8 million in 1994, an increase of 31%. As a percentage of revenue, general and administrative costs increased from 7% in 1994 to 10% in 1995. The increase was due, in part, to the acquisition of BancCorp, EBG and TMC, which added $1.8 million of incremental expenses and $.8 million of increased executive costs. Also included in 1995 general and administrative expenses were approximately $.3 million of costs related to an acquisition abandoned in the fourth quarter and $.6 million of consulting costs related to the Company's reengineering efforts and strategic planning process.

                  Operating results in 1995 included a $2.9 million restructuring and impairment charge which consisted of provisions for asset write-downs related to a product line, costs for office space reduction and employee severance costs. See "Impairment of Long-Term Assets and Restructuring of Operations" below.

                  The Company had net interest expense of $.5 million in 1995 compared to $.8 million in 1994 due primarily to the repayment of its bank credit facility and certain notes payable with proceeds from the Gateway transaction on December 30, 1994. The decrease in interest expense associated with these repayments was offset by promissory notes issued in connection with the acquisitions of BancCorp and TMC and increased borrowings under the Company's bank credit facility to fund increased working capital requirements, capital expenditures and software development costs.

IMPAIRMENT OF LONG-TERM ASSETS AND RESTRUCTURING OF OPERATIONS

                  The Company continually monitors conditions that may affect the carrying value of its capitalized software costs and intangible assets. When conditions indicate potential impairment of such assets, the Company undertakes necessary market and technology studies and reevaluates projected future earnings associated with these assets. When projected future cash flows, not discounted for the time value of money, are less than the carrying value of the asset, the impaired asset is written down to its fair value.

                  In August 1996, the Company developed a plan to close NPA. Following a transition period for NPA customers, the operations of NPA will cease. For the years ended December 31, 1996, 1995 and 1994, NPA had revenue of $.6 million, $.8 million and $.2 million, respectively, and a loss before restructuring charges of $2.3 million, $2.2 million and $.6 million, respectively. In 1996, the Company reserved approximately $2.5 million related to the exit costs of NPA, including $1.3 million for customer refunds, $.8 million related to asset write-offs and other exit costs and $.4 million related to employee terminations. As of December 31, 1996, $1.3 million, related principally to customer refunds and asset write-offs had been charged against the reserve, leaving an accrual of $1.2 million. The exit plan is expected to be completed in 1997.

                  The results of operations for 1995 included a non-recurring charge of $2.9 million, which consisted of a $1.5 million restructuring charge and $1.4 million in impairment of intangible assets related to the TMC acquisition.

                  The $1.5 million restructuring charge consisted of approximately $1.0 million for the consolidation of certain facilities and approximately $.5 million for severance costs for employees who have been terminated. During 1996, the Company reduced its estimate of the remaining costs to complete the restructuring by $.2 million. During the years ended

Broadway and Seymour, Inc.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

         December 31, 1996 and 1995, the Company utilized cash of approximately $.8 million and $.1 million, respectively, to satisfy obligations related to these reserves. The reserve balance was approximately
         $.4 million at December 31, 1996.

                  The $1.4 million write-down of intangible assets was related to customer list and assembled workforce intangibles acquired in connection with the acquisition of TMC. Based on revised estimates of the number and rate of conversions from TMC software to Elite software and lower than expected operating results from this acquisition, management determined that these intangible assets were impaired. Using discounted cash flows as an estimate of net realizable value, the Company adjusted the carrying value of these intangible assets to approximately $.5 million at December 31, 1995.

                  In September 1995, the Company undertook a technology study to evaluate the viability of Trust Processor, BancCorp's DOS-based trust accounting software product. This analysis indicated that a complete re-write of the existing software was necessary to develop a Windows-based application that would be competitive in the larger financial institution market. Using the projected cash flows as an estimate of net realizable value, the Company wrote-off unamortized software costs of $2.6 million in the fourth quarter of 1995. The $2.6 million of accelerated amortization of software cost is included in 1995 cost of revenue.

                  The Company is not aware of any other market or technology trends that would adversely affect the carrying value of its software costs and other intangible assets. However, the Company operates in markets characterized by innovation and rapid technological advances, and no assurance can be given that changes in the marketplace would not impair the carrying value of the Company's software costs and other intangible assets.

INCOME TAXES

                  The provisions for income taxes of $1.5 million (183% of the pre-tax loss) in 1996 and $5.9 million (45% of pre-tax income) in 1994, exceed the income tax expense at the statutory rates for these periods primarily due to the permanent differences of non-deductible goodwill amortization and state income taxes. The 1995 income tax benefit of $5.0 million is a direct result of the 1995 pre-tax loss. This benefit was offset, in part, by the permanent difference of non-deductible amortization of goodwill. The Company believes that the effective tax rate in 1997 will remain higher than the statutory rate due to the ongoing non-deductible goodwill amortization associated with the Company's acquisitions.

                  The net operating loss ("NOL") generated during 1995 was carried back to decrease tax liabilities in prior years, resulting in a refund of $.5 million. In addition, the Company has NOLs for state income tax purposes of $11.4 million available for use in numerous states. Due to certain limitations, a valuation allowance has been recorded against the deferred tax assets arising from the state NOLs.

QUARTERLY RESULTS OF OPERATIONS

                  Note 14 to the Company's Consolidated Financial Statements included herein sets forth unaudited quarterly operating results for the four fiscal quarters of 1996 and 1995. The Company believes that all necessary adjustments have been included to present fairly its quarterly results when read in conjunction with the financial statements, including the notes thereto. Results of operations for any particular fiscal quarter are not necessarily indicative of results of

Broadway and Seymour, Inc.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

         operations for any future period. Due to the significant impact of the transactions discussed above, a comparison of the historical results of operations of the 1996 quarters to the quarters of 1995 may not be a meaningful indicator of future performance.

LIQUIDITY AND CAPITAL RESOURCES

                  On December 31, 1996, the Company had cash and cash equivalents of $15 million and working capital of $15.9 million. The Company used a portion of the $13.5 million of proceeds from the sale of Corbel to fund working capital requirements and pay certain expenses. The Company also used a portion of the proceeds from the AMSG transaction to pay off its revolving credit facility, which expired in May 1996, and certain other debt. The Company has reviewed its liquidity and capital requirements and believes that the remaining proceeds from the Corbel and AMSG transactions, cash flow from operations and the issuance of stock pursuant to its employee stock purchase and stock option plans will be sufficient to fund its working capital and capital expenditure requirements through 1997.

OTHER

                  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." This statement addresses the accounting for the impairment, if any, of the Company's long-lived assets, identifiable intangibles and goodwill relating to those assets. Adoption of this standard did not have a material impact on the consolidated financial statements of the Company.

                  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." This statement addresses the accounting for the compensatory effect of certain stock-based transactions. Upon adoption, as allowed under SFAS 123, the Company elected to only disclose the impact of stock-based compensation in its footnotes to its financial statements, measured using the fair value approach required under SFAS 123, and to exclude the impact from its recorded earnings. Adoption of this standard did not have a material impact on the consolidated financial statements of the Company.

                  Information or statements contained in this report, other than historical information, should be considered forward-looking in nature and subject to various risks and uncertainties. For instance, the Company's strategies and expectations discussed in this report and the Company's other filings with the Securities and Exchange Commission involve risks of competition, changing market conditions, changes in laws and regulations affecting the Company's industry and numerous other factors. Accordingly, actual results may differ materially from those set forth in any such forward-looking information or statements.

SELECTED FINANCIAL DATA

(In thousands, except per share data)

                                                                                       Eleven months      Fiscal
                                                          Years ended                      ended        Year ended
                                                          December 31,                    Dec. 31,      January 31,
Operations:                                    1996           1995           1994           1993           1993
                                               ----           ----           ----           ----           ----

Total revenue                                $ 89,351       $114,738        $132,858       $71,665         $65,610
Operating costs and expenses                   99,609       $130,583        $118,983       $74,520          59,109
                                             --------       --------        --------       -------         -------
Operating income (loss)                       (10,258)       (15,845)         13,875        (2,855)          6,501
                                             --------       --------        --------       -------         -------
Gain on disposition of non-strategic
  business units                                9,652
Net interest expense                             (187)          (493)           (821)          (25)            137
                                             --------       --------        --------       -------         -------
Income (loss) before income taxes and
  accounting change                              (793)       (16,338)         13,054        (2,880)          6,638
Provision (benefit) for income taxes            1,455         (4,958)          5,858         1,298           3,215
                                             --------       --------        --------       -------         -------

Income (loss) before accounting change         (2,248)       (11,380)          7,196        (4,178)          3,423
Effect of income tax accounting change                                                         377
                                             --------       --------        --------       -------         -------
Net income (loss)                            $ (2,248)      $(11,380)       $  7,196       $(3,801)        $ 3,423
                                             ========       ========        ========       =======         =======

Per common and common equivalent share:

  Income (loss) before accounting change     $  (0.25)      $  (1.26)       $   0.85       $ (0.53)        $  0.51
  Effect of accounting change                                                                 0.04
                                             --------       --------        --------       -------         -------
  Net income (loss)                          $  (0.25)      $  (1.26)       $   0.85       $ (0.49)        $  0.51
                                             ========       ========        ========       =======         =======


Selected balance sheet data:                 12/31/96       12/31/95        12/31/94       12/31/93        1/31/93
                                             --------       --------        --------       --------        -------

Working capital (deficit)                    $ 15,907       $    490        $   (407)      $   (467)       $ 6,000
Total assets                                   66,474         83,245          75,683         50,717         39,910
Long-term debt, including current portion         611          2,373           1,765            899
Stockholders' equity                           32,190         32,437          34,780         25,087         23,567

The selected financial data includes the results of acquired businesses from the date of acquisition and in the case of Micro/Resources, Inc. (accounted for using the pooling of interests method), for all periods presented. The comparability of the results of operations for the periods presented is also impacted by dispositions of certain business as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

MARKET FOR COMMON STOCK

         Since June 16, 1992, the date of the Company's initial public offering ("IPO"), its common stock, $.01 par value, (the "Common Stock") has traded on the National Association of Securities Dealers, Inc. Nasdaq National Market System ("Nasdaq") under the symbol BSIS. The following table shows the price range in the Company's Common Stock for the past two fiscal years:

Quarter ended      12/31/96   9/30/96   6/30/96   3/31/96       12/31/95   9/30/95   6/30/95   3/31/95
                   ---------------------------------------      --------------------------------------
High                $14       $14 1/8   $17 1/8   $16 1/4       $26 1/2    $30 1/8   $20 3/4   $21 5/8
Low                 $ 7 3/4   $ 9 1/4   $10       $10 1/2       $15 3/4    $21       $15 1/2   $17

Broadway and Seymour, Inc.


                                    CONSOLIDATED STATEMENT OF OPERATIONS

                                                                         For the Years Ended December 31,
                                                                     1996              1995              1994
---------------------------------------------------------------------------------------------------------------
                                                                       (In thousands, except per share data)

NET REVENUE                                                        $ 89,351          $114,738          $132,858
---------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Cost of revenue                                                    69,701            93,607            90,425
  Research and development                                            5,830             6,729             4,389
  Sales and marketing                                                11,958            15,760            15,357
  General and administrative                                          9,801            11,566             8,812
  Restructuring and impairment charges                                2,319             2,921
---------------------------------------------------------------------------------------------------------------
    Total operating expenses                                         99,609           130,583           118,983
---------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                             (10,258)          (15,845)           13,875
Gain on disposition of non-strategic business units                   9,652
Interest income                                                         260                93                63
Interest expense                                                       (447)             (586)             (884)
---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                      (793)          (16,338)           13,054
Income tax provision (benefit)                                        1,455            (4,958)            5,858
---------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $ (2,248)         $(11,380)         $  7,196
===============================================================================================================
Net income (loss) per common and common equivalent share           $  (0.25)         $  (1.26)         $   0.85
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

Broadway and Seymour, Inc.


                                    CONSOLIDATED BALANCE SHEET


                                                                                                    As of December 31,
                                                                                                    1996          1995
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            (In thousands, except share data)
ASSETS            CURRENT ASSETS:
                    Cash and cash equivalents                                                     $15,010       $ 2,053
                    Receivables                                                                    25,706        28,233
                    Income tax refund receivable                                                                  2,100
                    Inventories                                                                       890           417
                    Deferred income taxes                                                           4,417         4,934
                    Other current assets                                                            1,308         1,381
                  ------------------------------------------------------------------------------------------------------
                      Total current assets                                                         47,331        39,118
                  Property and equipment, net                                                       6,291         9,299
                  Software costs                                                                    4,748         9,865
                  Intangible assets                                                                 7,346        24,578
                  Other assets                                                                        758           385
                  ------------------------------------------------------------------------------------------------------
                                                                                                  $66,474       $83,245
                  ======================================================================================================
LIABILITIES AND   CURRENT LIABILITIES:
STOCKHOLDERS'       Notes payable and current portion of long-term debt                           $   473       $ 6,263
EQUITY              Accounts payable-trade                                                          5,836         6,408
                    Accrued compensation                                                            2,615         2,796
                    Estimated liabilities for contract losses                                       2,922         5,246
                    Other accrued liabilities                                                       4,554         5,079
                    Deferred revenue                                                               12,476        12,561
                    Income taxes payable                                                            2,548           275
                  ------------------------------------------------------------------------------------------------------
                     Total current liabilities                                                     31,424        38,628
                  ------------------------------------------------------------------------------------------------------
                  Long-term debt                                                                      138         1,327
                  ------------------------------------------------------------------------------------------------------
                  Deferred income taxes                                                             2,557         7,096
                  ------------------------------------------------------------------------------------------------------
                  Deferred revenue and other liabilities                                              165         3,757
                  ------------------------------------------------------------------------------------------------------
                  Commitments and contingencies
                  Stockholders' equity:
                    Common stock, $.01 par value; Authorized 20,000,000 shares;
                      Issued 8,988,608 and 8,801,016 shares for 1996 and 1995, respectively            90            88
                    Paid-in capital                                                                36,276        34,277
                    Accumulated deficit                                                            (3,684)       (1,436)
                  ------------------------------------------------------------------------------------------------------
                                                                                                   32,682        32,929
                    Treasury stock, at cost, 38,552 shares                                           (492)         (492)
                  ------------------------------------------------------------------------------------------------------
                      Total stockholders' equity                                                   32,190        32,437
                  ------------------------------------------------------------------------------------------------------
                                                                                                  $66,474       $83,245
                  ======================================================================================================


The accompanying notes are an integral part of these financial statements.

Broadway and Seymour, Inc.


                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                         Retained
                                                                         earnings
                                           Common Stock       Paid-in  (accumulated    Treasury Stock
                                       Shares     Par Value   capital    deficit)     Shares      Cost      Total
-------------------------------------------------------------------------------------------------------------------
                                                           (In thousands, except share data)
Balance, December 31, 1993           7,739,049      $ 77      $22,262   $  2,748                           $25,087
Issuance of common shares
  in business acquisition              192,307         2        1,821                                        1,823
Purchase of treasury stock                                                           (38,552)    $(492)       (492)
Exercise of stock options              266,900         3        1,163                                        1,166
Net income                                                                 7,196                             7,196
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994           8,198,256        82       25,246      9,944     (38,552)     (492)     34,780
Issuance of common shares
  in business acquisitions             172,308         2        3,473                                        3,475
Exercise of stock options              430,452         4        4,121                                        4,125
Tax benefit from exercise of
  stock options                                                 1,437                                        1,437
Net loss                                                                 (11,380)                          (11,380)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995           8,801,016        88       34,277     (1,436)    (38,552)     (492)     32,437
Issuance of common shares
  in business acquisitions              15,723                    250                                          250
Exercise of stock options              171,869         2        1,666                                        1,668
Tax benefit from exercise of
  stock options                                                    83                                           83
Net loss                                                                  (2,248)                           (2,248)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996           8,988,608      $ 90      $36,276   $ (3,684)    (38,552)    $(492)    $32,190
===================================================================================================================

The accompanying notes are an integral part of these financial statements.

Broadway and Seymour, Inc.


                                    CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                            For the Years Ended December 31,
                                                                         1996             1995             1994
------------------------------------------------------------------------------------------------------------------
                                                                                     (In thousands)
Cash flows from operating activities:
  Net income (loss)                                                     $(2,248)        $(11,380)          $ 7,196
  Adjustments to reconcile net income (loss) to net cash
    provided (used) by operating activities:
      Depreciation and amortization                                       8,888           12,890            10,574
      Restructuring and impairment costs                                  2,319            2,921
      Gain on sale of non-strategic business units                       (9,652)
      Deferred income taxes                                              (1,511)          (7,123)              854
      Loss (gain) on disposal of property and equipment                     (11)              90               (83)
      Change in assets and liabilities excluding effects of
        businesses acquired and divestitures:
          Receivables                                                    (3,337)          (2,680)          (10,308)
          Inventories                                                      (578)
          Other assets                                                     (542)             252               175
          Accounts payable-trade                                            (75)          (3,509)            6,797
          Accrued compensation                                             (104)            (121)              912
          Other liabilities                                              (8,160)           7,403                59
          Deferred revenue                                                4,170            4,791             2,320
          Income taxes                                                    4,456           (3,244)            2,875
------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by operating activities                   (6,385)             290            21,371
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and equipment                                     (3,337)          (6,660)           (6,071)
  Investment in software costs                                           (1,576)          (2,193)           (5,331)
  Proceeds from sale of property and
    equipment and other dispositions                                     31,219            2,088             1,868
  Cash used in business acquisitions                                       (864)          (1,479)           (5,260)
------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by investing activities                   25,442           (8,244)          (14,794)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (payments) under credit facility                        (5,217)           5,217            (3,443)
  Proceeds from issuance of long-term debt and notes payable                251              572            15,433
  Payment of notes payable and long-term debt                            (1,860)          (1,186)          (18,352)
  Proceeds from issuance of common stock                                    726            3,765               674
------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by financing activities                   (6,100)           8,368            (5,688)
------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                12,957              414               889
Cash and cash equivalents, beginning of period                            2,053            1,639               750
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                $15,010         $  2,053           $ 1,639
==================================================================================================================


The accompanying notes are an integral part of these financial statements.

Broadway and Seymour, Inc.


                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CERTAIN SIGNIFICANT ESTIMATES

                  Broadway & Seymour, Inc. (the "Company") is an information technology software and services company providing integrated business solutions and systems integration services for the financial services industry and time and practice management solutions for the legal and professional services industries. The principal markets for the Company's solutions and services are domestic financial services institutions and call centers and domestic and European law firms.

                  The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates affecting the Company's financial statements relate to revenue recognition and loss accruals for long-term contracts, allowance for uncollectible receivables and useful lives used in depreciating property and equipment and amortizing capitalized software products and intangible assets.

                  The significant accounting policies used in the preparation of the accompanying financial statements are as follows:

         PRINCIPLES OF CONSOLIDATION.

                  The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

         REVENUE RECOGNITION.

                  Revenue from services and from the sale of software with related services is generally recognized as work is performed under the percentage of completion method. Revenue from the sale of software and hardware products having no significant ongoing obligations is generally recognized upon delivery of the product. Maintenance revenue is recognized ratably over the contract term. Losses are recognized on contracts in the period in which the liability is identified.

         CASH EQUIVALENTS.

                  Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

         INVENTORIES.

                  Inventories consist principally of computer equipment and purchased third party software held for resale and are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

         PROPERTY AND EQUIPMENT.

                  Property and equipment are recorded at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, which range from forty-two months to ten years. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives, generally ten years, or the remaining terms of the leases.

Broadway and Seymour, Inc.

         SOFTWARE COSTS AND INTANGIBLE ASSETS.

                  The Company capitalizes portions of the costs of developing software to be sold. Capitalized costs were incurred after the establishment of technological feasibility and prior to the availability of the software for general release, including costs of product enhancements that improve the marketability of the original product or extend its life. Software costs are amortized using the straight-line method over the estimated economic life of the products, up to a maximum of six years.

                  The excess of cost over fair value of assets acquired is amortized using the straight-line method over ten years. Other intangible assets are amortized using the straight-line method over the useful lives of the assets, which range from five to ten years.

                  The Company continually monitors conditions that may affect the carrying value of its software costs and intangible assets. When conditions indicate potential impairment of such assets, the Company undertakes necessary market and technology studies and reevaluates projected future earnings associated with these assets. When projected future cash flows, not discounted for the time value of money, are less than the carrying value of the asset, the Company writes down the impaired asset to its net realizable value.

                  The Company adopted Statement of Financial Accounting Standards No. 121, (SFAS 121), "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," effective January 1, 1996. Adoption of this standard did not have a material impact on the consolidated financial statements of the Company.

         STOCK-BASED COMPENSATION.

                  The Company adopted Statement of Financial Accounting Standards No. 123, (SFAS 123), "Accounting for Stock-Based Compensation," effective January 1, 1996. Upon adoption, the Company elected to disclose in its footnotes to its financial statements the impact of utilizing the fair value approach to measure stock-based compensation, as provided for under the provisions of SFAS 123, and to exclude such impact from its recorded earnings. The Company measures stock-based compensation based on the intrinsic value approach as provided for under the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25").

         ADVERTISING COSTS.

                  The Company expenses advertising costs as incurred. Advertising expenses for 1996, 1995 and 1994 were $1,338,000, $1,512,000 and, $1,069,000, respectively.

         INCOME (LOSS) PER SHARE.

                  Per share amounts are based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during each period. Common stock equivalents consist primarily of stock options. The weighted average number of shares was 8,914,000, 9,043,000 and, 8,467,000 shares for the years ended December 31, 1996, 1995 and 1994, respectively.

         RECLASSIFICATIONS.

                  Certain prior year amounts have been reclassified to conform with the current year presentation.

Broadway and Seymour, Inc.

NOTE 2--SIGNIFICANT TRANSACTIONS

         DISPOSITIONS:

                  In November 1996, the Company sold all of the issued and outstanding capital stock of the Company's wholly owned subsidiary, Corbel & Co. ("Corbel") (excluding its interest in National Pension Alliance--See Note 7), pursuant to a Stock Purchase Agreement. The consideration paid to the Company at closing was approximately $13.5 million, with an additional $.5 million to be paid to the Company twenty four months after the effective date, subject to certain holdback provisions for indemnification obligations. Also, the Company may be entitled to receive an earnout payment of up to a maximum of $3.5 million based on Corbel revenue in 1997. The gain on the transaction was approximately $.9 million. Corbel contributed revenue of $17.4 million in 1996 (prior to the sale), $18.5 million in 1995 and $20 million in 1994. Corbel contributed operating income of $3.4 million in 1996 (prior to the sale), $2.4 million in 1995 and $5.7 million in 1994. Corbel revenue and operating income for 1996 include a one-time software license fee of $5.0 million from a single transaction.

                  In May 1996, the Company sold substantially all the assets, subject to certain related liabilities, of its AMSG business, including BancCorp, pursuant to an Asset Purchase Agreement. The Company received net cash proceeds at closing of $17.5 million for the net assets and licensing of certain software, net of certain fees and expenses. The gain on the sale of the business was $8.7 million. An additional $5.5 million was scheduled to be paid to the Company, subject to certain holdback provisions for indemnification obligations, over the twenty-four months following the closing for certain software maintenance, training, and transition services and professional services. As of December 31, 1996, all such service agreements have been terminated and $2 million remains to be received and recognized subject to certain holdback provisions for indemnification obligations. AMSG contributed revenue of $5.8 million in 1996 (prior to the sale), $15.5 million in 1995 and $10.9 million in 1994. Operating losses from AMSG were $2.8 million in 1996 (prior to the sale), $9.3 million in 1995 and $1.2 million in 1994. In addition, subsequent to the sale of AMSG, the Company recorded an additional $4.0 million of non-recurring revenue, and approximately $3 million of related expense, related to certain professional and transition services provided to the purchaser of AMSG under agreements entered into at the time of the sale.

                  In September 1995, the Company transferred a contract for services provided to International Business Machines Corporation ("IBM") to another service provider and recorded $.9 million of revenue with substantially no associated expense. Prior to the transfer, services provided under this contract in 1995 contributed approximately $1.9 million of revenue and incurred costs of $1.6 million.

                  In June 1995, the Company transferred certain assets, subject to related liabilities, of its community banking business, to a newly formed subsidiary, Liberty Software, Inc. ("Liberty"), and simultaneously therewith sold the common stock of Liberty pursuant to a Stock Purchase Agreement. At closing, the Company received $2 million for the stock of Liberty and recognized no gain or loss on such sale. In addition, during 1995 the Company received approximately $9.5 million related to certain software license fees, software maintenance and transition services provided to the purchaser of Liberty, against which the Company incurred substantially no expense. The Company received a final payment of $.5 million in March 1996.

                  In 1994, the Company was engaged by Medaphis Corporation ("Medaphis") to provide systems integration and reengineering services in a multi-year, multi-million dollar contract. On December 30, 1994, Medaphis assumed

Broadway and Seymour, Inc.

         ownership of its contract with the Company when the Company and Medaphis entered into an Asset Purchase Agreement, a Software License Agreement, and numerous supporting agreements, all of which are jointly referred to herein as the "Agreements." As a result, certain of the Company's Gateway imaging and document conversion operations were sold to Medaphis and Gateway's systems integration business was split, with the Company retaining contracts with banks and bank subsidiaries and Medaphis receiving other significant open contracts. Medaphis also obtained a perpetual, nonexclusive, royalty-free, license to copy, use, distribute, sub-license and prepare derivative works of object and source code copies of Gateway software. Since most of Gateway's employees became employees of Medaphis, transitional provisions in the Agreements included the subcontracting by Medaphis of certain work relating to contracts retained by the Company. Other transitional provisions included software maintenance services provided by the Company and mutual non-compete and non-solicitation agreements. Under the terms of the Agreements, Medaphis paid the Company $25.3 million at closing and paid an additional $6.8 million to the Company in 1995 under the maintenance provisions of the software license agreement. The $6.8 million in maintenance revenue recorded in 1995 had substantially no associated expense.

         ACQUISITIONS:

                  In June 1995, the Company acquired certain assets and liabilities of The MiniComputer Company of Maryland, Inc. ("TMC") for $.7 million in cash, a $.4 million promissory note and 28,944 shares of the Company's common stock valued at $.5 million. The sellers are entitled to receive certain additional earn-out payments in the event certain financial and other targets are met. The Company allocated $1.5 million of the purchase price to software costs and $.5 million to goodwill. TMC is a marketer of proprietary time and billing software, custom programming services and other computer related services primarily to law firms. (See Note 7). TMC reports to the Company's Elite Information Systems Inc. ("Elite") subsidiary.

                  In January 1995, the Company acquired EBG & Associates, Inc. ("EBG") for 47,954 shares of the Company's common stock (valued at $1 million) and the assumption of certain existing EBG obligations and acquired BancCorp Systems, Inc. ("BancCorp") for 95,410 shares of the Company's common stock (valued at $1.9 million), an $.8 million promissory note and the assumption of certain existing BancCorp debt and other obligations. The assets and operations of EBG and BancCorp have been subsequently sold as part of the Corbel and AMSG dispositions described above.

                  In September 1994, the Company acquired Micro/Resources, Inc. ("MRI") in a transaction structured as a merger of MRI with a newly formed subsidiary of the Company, with MRI as the surviving corporation. The Company issued 632,302 shares of its common stock in exchange for all of the outstanding stock of MRI. MRI provides the proprietary CRISP(TM) product family, an integrated decision-support platform for commercial and private banks in the United States. MRI also provides a variety of programming, consulting and technical services related to the installation and support of CRISP. This acquisition was accounted for using the pooling of interests method. Accordingly, MRI's financial position, results of operations and cash flows have been included with those of the Company for all periods presented herein. In connection with the 1995 restructuring (see Note
         7), the MRI operations were relocated and merged with existing operations at the Company's headquarters in Charlotte, NC.

Broadway and Seymour, Inc.

                  In February 1994, the Company purchased all of the outstanding shares of capital stock of Elite for 192,307 shares of the Company's common stock valued at approximately $1.8 million, $5.8 million in cash at closing and promissory notes totaling $3.8 million which were paid in full on December 30, 1994. The Company allocated a portion of the purchase price to the following intangible assets: $4.4 million as software costs, $2.7 million as existing customer contracts, $1.8 million as assembled workforce and $4.3 million as goodwill. Elite provides the proprietary Elite Billing System and related products, a comprehensive accounting and information management software package marketed to legal and accounting firms nationwide and in Europe.

                  Each of the acquisitions described above was accounted for using the purchase method, except for the acquisition of MRI, which was accounted for using the pooling of interests method. Accordingly, their results of operations have been included with those of the Company since their respective dates of acquisition.

                  The following table sets forth the Company's unaudited pro forma results of operations for the periods presented assuming Elite, BancCorp, TMC and EBG had been acquired as of January 1, 1994. The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the purchases actually been made at the beginning of the periods presented.

                                                                                   1995              1994
         -------------------------------------------------------------------------------------------------------
                                                                           (In thousands, except per share data)
         Pro forma revenue                                                       $116,493          $141,676
         =======================================================================================================

         Pro forma net income (loss)                                             $(10,580)         $  5,896
         =======================================================================================================

         Pro forma income (loss) per common and common equivalent share          $  (1.17)         $   0.67
         =======================================================================================================

NOTE 3--RECEIVABLES

                  Receivables at December 31, 1996 and 1995 consisted of the following:

                                                        1996             1995
         ----------------------------------------------------------------------
                                                           (In thousands)
         Trade                                        $23,349          $24,752
         Unbilled                                       2,584            3,809
         Other                                            665              613
         ----------------------------------------------------------------------

                                                       26,598           29,174
         Less--Allowance for doubtful accounts           (892)            (941)
         ----------------------------------------------------------------------
                                                      $25,706          $28,233
         ======================================================================

Broadway and Seymour, Inc.

NOTE 4--PROPERTY AND EQUIPMENT

                  Property and equipment at December 31, 1996 and 1995 consisted of the following:

                                                                           1996             1995
         -----------------------------------------------------------------------------------------
                                                                               (In thousands)
         Equipment                                                       $13,339          $14,682
         Furniture and fixtures                                            1,881            2,411
         Leasehold improvements                                            1,007            1,235
         -----------------------------------------------------------------------------------------
                                                                          16,227           18,328
         Less--Accumulated depreciation and amortization                  (9,936)          (9,029)
         -----------------------------------------------------------------------------------------
                                                                         $ 6,291          $ 9,299
         =========================================================================================


NOTE 5--SOFTWARE COSTS

                  During 1996, 1995 and 1994, $1.6 million, $2.2 million and $3.1 million, respectively, of software development costs were capitalized. Software costs in the accompanying balance sheet also include the cost of purchased software.

                  Accumulated amortization for internally developed and acquired software was $6.4 million and $7.5 million at December 31, 1996 and 1995, respectively. Amortization expense was $2.3 million, $5.9 million and $4.7 million in 1996, 1995 and 1994, respectively. Included in amortization expense for 1995 was approximately $2.6 million associated with the accelerated amortization of software costs related to a technology study evaluating the viability of the DOS-based BancCorp product which indicated that the software costs were not recoverable. Included in amortization expense for 1994 was approximately $1.7 million representing accelerated amortization of the Gateway software costs as a result of the Medaphis transaction described in Note 2.

                  In connection with certain software developed or acquired by the Company and licensed to customers, the Company is obligated to pay royalties to third parties. The royalty agreements generally provide for payment of a specific amount for each software license granted by the Company. Royalty expense was $.7 million, $1.4 million and $2.4 million 1996, 1995 and 1994, respectively.

NOTE 6--INTANGIBLE ASSETS

                  Intangible assets at December 31, 1996 and 1995 consisted of the following:

                                                                       1996             1995
         -------------------------------------------------------------------------------------
                                                                          (In thousands)
         Excess of cost over fair value of assets acquired           $ 6,443          $18,334
         Customer lists and maintenance contracts                      2,700           10,170
         Assembled workforce                                           1,800            4,400
         Other                                                             2              541
         -------------------------------------------------------------------------------------
                                                                      10,945           33,445
         Less--Accumulated amortization                               (3,599)          (8,867)
         -------------------------------------------------------------------------------------
                                                                     $ 7,346          $24,578
         =====================================================================================

                  Amortization expense was $3.3 million, $3.6 million and $3.3 million for 1996, 1995 and 1994, respectively. Net intangible assets decreased by $17 million from 1995 to 1996 principally due to the sale of AMSG and Corbel.

Broadway and Seymour, Inc.

NOTE 7--RESTRUCTURING AND IMPAIRMENT CHARGES

                  In August 1996, the Company developed a plan to close the National Pension Alliance ("NPA"), a partnership of which Corbel/NPA, Inc., a wholly owned subsidiary of the Company, is a 75% general partner. Following a transition period for NPA customers, the operations of NPA will cease. For the years ended December 31, 1996, 1995 and 1994, NPA had revenue of $.6 million, $.8 million and $.2 million, respectively, and a loss before restructuring charges of $2.3 million, $2.2 million and $.6 million, respectively. In 1996, the Company reserved approximately $2.5 million related to the exit costs of NPA, including $1.3 million for customer refunds, $.8 million related to asset write-offs and other exit costs and $.4 million related to employee terminations. As of December 31, 1996, $1.3 million, related principally to customer refunds and asset write-offs had been charged against the reserve, leaving an accrual of $1.2 million. The exit plan is expected to be completed in 1997.

                  In the fourth quarter of 1995, the Company recorded a pre-tax charge of $2.9 million comprised of $1.5 million in restructuring charges related to costs for the consolidation of certain facilities of $1.0 million and employee severance costs of $.5 million and $1.4 million in asset impairments related to the TMC product line. In addition, certain software assets were written down as discussed in
         Note 5. During 1996, the Company reduced its estimate of the remaining costs to complete the 1995 restructuring by $.2 million. During the years ended December 31, 1996 and 1995, the Company utilized cash of approximately $.8 million and $.1 million, respectively, to satisfy obligations related to these reserves. The reserve balance was approximately $.4 million at December 31, 1996.

                  The $1.4 million write down of intangible assets was related to customer list and assembled workforce intangibles acquired in connection with the acquisition of TMC. Based on revised estimates of the number and rate of conversions from the TMC product to the Elite product and lower than expected operating results from this acquisition, management determined that these intangible assets were impaired. Using the discounted cash flows as an estimate of net realizable value, the Company adjusted the carrying value of these intangible assets to approximately $.5 million at December 31, 1995.

                  The Company is not aware of any other market or technology trends that would adversely affect the carrying value of its software costs and other intangible assets. However, the Company operates in markets characterized by innovation and rapid technological advances and no assurance can be given that changes in the marketplace would not impair the carrying value of the Company's software costs and other intangible assets.

Broadway and Seymour, Inc.

NOTE 8--NOTES PAYABLE AND LONG-TERM DEBT

                  At December 31, 1995, the Company had $5.2 million outstanding under a bank credit facility. The credit facility expired and was repaid in 1996.

                  Long-term debt at December 31, 1996 and 1995 consisted of the following:

                                                                                                         1996          1995
         -------------------------------------------------------------------------------------------------------------------
                                                                                                          (In thousands)
         Unsecured promissory note due January 1997, with interest at
           8.5% payable every three months                                                                           $  825
         Unsecured, non-interest bearing promissory note due in annual installments
           of $667,000 through January 1996                                                                             667
         Unsecured promissory note due in quarterly installments plus interest at
           7.7% through May 1998                                                                        $ 200           333
         Subordinated promissory note due in quarterly installments plus interest at the greater of the prime rate plus 2% (as defined in the agreement) or 10%
           through June 2000, secured by Corbel software and support materials                                          183
         Unsecured promissory notes due through September 1998 and obligations under capital leases       411           365
         -------------------------------------------------------------------------------------------------------------------
                                                                                                          611         2,373
         Less--Portion due within one year                                                               (473)       (1,046)
         -------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 138        $1,327
         ===================================================================================================================

                  Cash paid for interest was approximately $.3 million, $.4 million and $.7 million for 1996, 1995 and 1994, respectively.

NOTE 9--EMPLOYEE BENEFIT PLANS

                  The Company maintains a 401(k) retirement plan to which qualified employees may contribute from 1% to 15% of eligible annual compensation. The Company matches 50% of these contributions, up to a maximum of 6% of each participant's compensation for the plan year. Company contributions totaled $.9 million, $.7 million and $.6 million for 1996, 1995 and 1994, respectively.

                  Effective January 1, 1995 the Company adopted the Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan covering a five-year period commencing January 1, 1995, under which substantially all employees may purchase up to an aggregate of 1,000,000 shares of the Company's common stock. The purchase price of the shares under the plan is 85% of the lesser of the fair value of the Company's common stock at the beginning of the plan year or at the end of the plan year. Employees may designate up to 10% of their compensation to be withheld towards the purchase of stock under the plan, up to a maximum value of $25,000 based on the fair market value as of the beginning of each plan year. The Company may provide shares under the plan from shares authorized and unissued or from shares acquired and held in treasury.

Broadway and Seymour, Inc.

NOTE 10--INCOME TAXES

                  The components of the provision for income taxes for 1996, 1995 and 1994 consist of the following:

                                                   1996        1995        1994
         -----------------------------------------------------------------------
                                                          (In thousands)
         Current provision:
           Federal                               $ 2,740     $ 1,952     $ 4,037
           State                                     226         213         967
         -----------------------------------------------------------------------
                                                   2,966       2,165       5,004
         -----------------------------------------------------------------------
         Deferred provision (benefit):
           Federal                                (1,096)     (6,606)        686
           State                                    (415)       (517)        168
         -----------------------------------------------------------------------
                                                  (1,511)     (7,123)        854
         -----------------------------------------------------------------------
                                                 $ 1,455     $(4,958)    $ 5,858
         =======================================================================

                  A reconciliation of income taxes computed at the statutory federal income tax rate to the recorded provision for income taxes is as follows:

                                                                                           1996          1995           1994
         --------------------------------------------------------------------------------------------------------------------
                                                                                                   (In thousands)
         Provision (benefit) for income taxes computed at the statutory federal rate      $ (270)      $(5,555)        $4,438
         Non-deductible amortization and impairment of intangible assets                   1,374           631            503
         State income taxes, net of federal income tax benefit                               127          (313)           749
         Other                                                                               224           279            168
         --------------------------------------------------------------------------------------------------------------------
                                                                                          $1,455       $(4,958)        $5,858
         ====================================================================================================================

                  Deferred tax assets (liabilities) recognized in the Company's balance sheet at December 31, 1996 and 1995 were as follows:

                                                                    1996             1995
         ----------------------------------------------------------------------------------
                                                                        (In thousands)
         Deferred tax assets:
           Asset allowances                                       $   329          $   456
           Loss accruals on contracts                               1,324            1,815
           Deferred revenue                                         1,677              593
           Net operating losses and other carryforwards               819            1,204
           Other accruals                                           1,075            1,693
           Other deductions                                            12               56
         ----------------------------------------------------------------------------------
         Gross deferred tax assets                                  5,236            5,817
         ----------------------------------------------------------------------------------
           Less: valuation allowance                                 (819)            (883)
         ----------------------------------------------------------------------------------
         Deferred tax assets                                        4,417            4,934
         ----------------------------------------------------------------------------------
         Deferred tax liabilities:
           Property and equipment                                    (215)            (425)
           Software costs and intangible assets                    (1,899)          (6,553)
           Other liabilities                                         (443)            (118)
         ----------------------------------------------------------------------------------
                                                                   (2,557)          (7,096)
         ----------------------------------------------------------------------------------
                                                                  $ 1,860          $(2,162)
         ==================================================================================

Broadway and Seymour, Inc.

                  Cash paid for income taxes was approximately $1 million, $5.5 million and $1.9 million for 1996, 1995 and 1994, respectively.

                  At December 31, 1996, the Company had $11.4 million in state net operating loss ("NOL") carryforwards. The state NOLs begin to expire in the year 2009. A full valuation allowance has been recorded against the state NOL based on current separate company income limitations. The Company utilized Federal NOLs in the amount of $.7 million in 1996, none in 1995 and $1.2 million in 1994. The Company utilized $1 million, $.4 million and $.5 million of its state NOLs during 1996, 1995 and 1994, respectively.

NOTE 11--STOCKHOLDERS' EQUITY

                  The Company's authorized capital stock consists of 20,000,000 shares of $.01 par value common stock and 2,000,000 shares of $.01 par value preferred stock. The preferred stock is issuable in one or more series with such rights, preferences and privileges as the Company's Board of Directors shall determine.

                  Under the Company's 1985 Incentive Stock Option Plan (the "1985 Plan") options for up to 2,275,000 shares of common stock could be granted to key employees. Options for 482,505 shares of common stock were outstanding under the 1985 Plan at December 31, 1996. The 1985 Plan was administered by the Compensation Committee of the Company's Board of Directors. Options were granted under the 1985 Plan at a price not less than 100% of the fair market value of the shares subject to options (or 110% of fair market value in the case of an optionee who owned, directly or indirectly, more than 10% of the total combined voting power of all classes of shares of the Company immediately before such option was granted). Options became exercisable in six equal annual installments beginning on the date of grant and expired ten years from the date of grant. The 1985 Plan was terminated in June 1995.

                  Under the Company's 1989 Employee Stock Option Plan (the "1989 Plan") options for up to 100,000 shares of the Company's common stock could be granted to key employees. No options were outstanding at December 31, 1996 related to the 1989 Plan. The 1989 Plan was administered by the Compensation Committee of the Company's Board of Directors which determined the price, exercise date and term of each option, with no option exercisable earlier than three years or later than five years from the date of grant. All unexercised options granted under the 1989 Plan expired on January 31, 1994.

                  During 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") under which options for up to 875,000 shares of the Company's common stock may be granted to key employees and directors. Options for 785,000 shares of common stock were outstanding under the 1996 Plan at December 31, 1996. The 1996 Plan is administered by the Compensation Committee of the Company's Board of Directors which determines the price, exercise date and term of each option granted to employees, which term shall not exceed 10 years. Options may be granted under the 1996 Plan at a price not less than 100% of the fair market value of the shares subject to options. In addition, the 1996 Plan provides for the formula grant of options to members of the Company's Board of Directors. The Company recognized $165,000 of stock based compensation related to options granted under this plan in its 1996 statement of operations. The remaining compensation of $1.3 million from the options granted under this plan will be recognized over the

Broadway and Seymour, Inc.

         vesting periods of such options, ranging from 3 to 4 years. The following table sets forth the changes in the number of shares subject to option during 1996, 1995 and 1994:

                                                                Option                           Weighted
                                                                Number         Price per          Average
                                                               of shares       share ($)      Option price ($)
         -----------------------------------------------------------------------------------------------------
         Outstanding at December 31, 1993                       877,925        3.14- 9.00           6.44
           Granted                                              526,000       11.25-15.50          12.01
           Exercised                                           (265,874)       3.14-11.25           4.47
           Canceled or expired                                 (142,162)       3.14-11.25           7.34
                                                              ---------

         Outstanding at December 31, 1994                       995,889        3.14-15.50           9.77
           Granted                                              850,500       18.00-28.38          25.05
           Exercised                                           (329,184)       3.14-25.50           9.80
           Canceled or expired                                  (57,116)       3.14-18.00          12.05
                                                              ---------

         Outstanding at December 31, 1995                     1,460,089        3.14-28.38          18.58
           Granted                                              793,500        9.50-11.19          10.99
           Exercised                                           (103,618)       3.14-15.50           6.99
           Cancelled or expired                                (825,800)       6.80-28.38          23.12
                                                              ---------

         Outstanding at December 31, 1996                     1,324,171        6.80-25.50          12.10
                                                              =========

         Exercisable at December 31, 1996                       216,245        6.80-25.50          12.62
                                                              =========

         Available for grant at December 31, 1996                90,000
                                                              =========

                  Paid-in-capital for the years ended December 31, 1996 and 1995 included $.1 million and $1.4 million, respectively, related to a reduction in the corporate tax liability as a result of the exercise of certain employee stock options.

                  Pursuant to the requirements of SFAS No. 123, the following disclosures are presented to reflect the Company's pro forma net loss and net loss per common and common equivalent share, as if the Company had elected to use the fair value method of accounting prescribed by SFAS No. 123, rather than continuing to apply the provisions of APB 25. In preparing these disclosures, the Company has determined the value of all options granted during 1996 and 1995 using the average value method, as discussed in SFAS No. 123, and based on an assumed dividend yield rate of 0%, weighted average risk free rates of 6.7% for 1996 and 6.8% for 1995 and weighted average expected lives of approximately 9 years. Had compensation expense been determined consistent with SFAS No. 123, utilizing these assumptions and the straight-line amortization method over the vesting period, the Company's net loss and net loss per common and common equivalent share would have been as follows:

                                                                             1996             1995
         -------------------------------------------------------------------------------------------
                                                                                 (In thousands)
         Net loss as reported                                              $(2,248)        $(11,380)
         Pro forma adjustment for stock compensation expense                (1,470)            (403)
         -------------------------------------------------------------------------------------------
         Pro forma net loss                                                $(3,718)        $(11,783)
         ===========================================================================================

         Net loss per common and common equivalent share as reported       $ (0.25)        $  (1.26)
         Pro forma adjustment for stock compensation expense                 (0.17)           (0.04)
         ===========================================================================================
         Pro forma net loss per common and common equivalent share         $ (0.42)        $  (1.30)
         ===========================================================================================

Broadway and Seymour, Inc.

NOTE 12--COMMITMENTS

                  The Company leases equipment and facilities under operating leases. Rental expense on operating leases was $5.2 million, $6.1 million and $4.3 million for 1996, 1995 and 1994, respectively.

                  Future minimum lease payments under operating leases having an initial or remaining non-cancelable term in excess of one year are as follows:

         Years ending December 31:                             (In thousands)
         1997                                                      $ 3,669
         1998                                                        2,764
         1999                                                        2,454
         2000                                                        2,299
         2001 & thereafter                                              --
         -----------------------------------------------------------------

                                                                   $11,186
         =================================================================

NOTE 13--FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The fair value of the Company's financial instruments such as cash and short-term investments, trade receivables, trade payables and notes payable approximates the carrying value of such instruments at December 31, 1996. All of the Company's financial instruments are held for purposes other than trading.


NOTE 14--QUARTERLY FINANCIAL DATA (UNAUDITED)


                  Summarized quarterly financial data for 1996 and 1995 is as follows:

Quarter ended                            12/31/96    9/30/96    6/30/96    3/31/96    12/31/95    9/30/95    6/30/95    3/31/95
--------------------------------------------------------------------------------------------------------------------------------
                                                                  (In thousands, except per share data)
Revenue                                   $21,515    $19,479    $23,624    $24,733    $ 16,384    $33,151    $35,675    $29,528
Cost of revenue                            15,095     17,641     18,904     18,061      29,635     20,022     22,893     21,057
Operating expenses                          6,416      8,591      7,249      7,652      12,769      8,329      8,680      7,198
Gain (loss) on disposition
  of non-strategic business units           1,809       (430)     8,273         --
Net interest income (expense)                  31         35        (78)      (175)       (174)       (89)      (151)       (79)
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes           1,844     (7,148)     5,666     (1,155)    (26,194)     4,711      3,951      1,194
Income tax benefit (provision)
  income taxes                               (694)     2,343     (3,424)       320       9,493     (2,205)    (1,804)      (526)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                         $ 1,150    $(4,805)   $ 2,242    $  (835)   $(16,701)   $ 2,506    $ 2,147    $   668
================================================================================================================================
Net income (loss) per common
  and common equivalent share             $  0.13    $ (0.54)   $  0.25    $ (0.09)   $  (1.84)   $  0.27    $  0.24    $  0.08
================================================================================================================================

                  In the fourth quarter of 1995, the Company revised certain estimates on contracts in progress resulting in additional charges of approximately $6.0 million. As discussed in Notes 5 and 7, the Company also recorded restructuring and impairment charges totaling $2.9 million and accelerated the amortization of certain software costs by approximately $2.6 million in the fourth quarter of 1995.

Broadway and Seymour, Inc.

                                    REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BROADWAY & SEYMOUR, INC.

                  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Broadway & Seymour, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


         /s/ Price Waterhouse LLP


         Charlotte, North Carolina
         February 7, 1997