Form 10-K, Exhibit 13
period 1997-12-31
BROADWAY & SEYMOUR INC
filed 1998-03-30
CIK 885533

                                                        Broadway & Seymour, Inc.

                                                         SELECTED FINANCIAL DATA

                                                                                                      Eleven
                                                                                                      months
                                                                                                       ended
                                                                                                    Dec. 31,
OPERATIONS:                                               1997       1996        1995        1994       1993
------------------------------------------------------------------------------------------------------------
Net revenue                                           $79,559    $ 89,351   $ 114,738   $ 132,858   $ 71,665
Operating costs and expenses                           76,208      99,609     130,583     118,983     74,520
------------------------------------------------------------------------------------------------------------
Operating income (loss)                                 3,351     (10,258)    (15,845)     13,875     (2,855)
Gain on disposition of non-strategic business units     1,155       9,652          --          --         --
Net interest income (expense)                             832        (187)       (493)       (821)       (25)
------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                       5,338        (793)    (16,338)     13,054     (2,880)
Provision (benefit) for income taxes
   and income tax accounting change (1993)              2,399       1,455      (4,958)      5,858        921
------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                     $ 2,939    $ (2,248)  $ (11,380)  $   7,196   $ (3,801)
============================================================================================================

Net income (loss) per share:
   Basic                                              $  0.32    $  (0.25)  $   (1.32)  $    0.85   $  (0.49)
   Diluted                                            $  0.32    $  (0.25)  $   (1.32)  $    0.85   $  (0.49)


SELECTED BALANCE SHEET DATA                           12/31/97   12/31/96    12/31/95    12/31/94   12/31/93
------------------------------------------------------------------------------------------------------------

Working capital (deficit)                             $24,572    $ 15,907   $     490   $    (407)  $   (467)
Total assets                                           67,343      66,474      83,245      75,683     50,717
Long-term debt, including current portion                 138         611       2,373       1,765        899
Stockholders' equity                                   37,373      32,190      32,437      34,780     25,087


The selected financial data includes the results of acquired businesses from the date of acquisition and in the case of Micro/Resources, Inc. (accounted for using the pooling of interests method), for all periods presented. The comparability of the results of operations for the periods presented are also impacted by dispositions of certain businesses as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and by the acquisition of certain businesses in 1995, 1994 and 1993.

                                                         MARKET FOR COMMON STOCK

The Company's common stock, $.01 par value, trades on the National Association of Securities Dealers, Inc. Nasdaq National Market System ("Nasdaq") under the symbol BSIS. The following table shows the price range in the Company's common stock for the past two fiscal years:

QUARTER ENDED:  12/31/97    9/30/97    6/30/97    3/31/97    12/31/96    9/30/96    6/30/96    3/31/96
------------------------------------------------------------------------------------------------------
High            $11 3/4     14 3/8     13 1/8     13 1/4     $14         14 1/8     17 1/8     16 1/4
Low             $7  3/8      9 1/2     10 2/3     10 3/8     $ 7 3/4      9 1/4     10         10 1/2

Broadway & Seymour, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

    Broadway & Seymour, Inc. (the "Company") is a software product and services company, providing integrated solutions to the financial and legal and professional services markets.

    Broadway & Seymour, the Company's customer relationship management business, is based in Charlotte, North Carolina and provides product-based and services-based solutions that address the customer relationship management needs of the financial services industry and related markets. Broadway & Seymour's solutions for customer relationship management include the proprietary software products TouchPoint(TM), CRISP(TM) and BANCStar(R), which are often integrated and customized to provide a tailored business solution to banks and other financial institutions. Through its service-based solutions, Broadway & Seymour provides consulting and custom systems integration and development services focused on customer relationchip management.

    Elite Information Systems, Inc. ("Elite"), the Company's legal and professional services business, is based in Los Angeles, California and provides integrated time tracking, invoicing, general ledger and office automation software solutions and consulting services to the legal and professional services markets.

    Management has presented the following discussion and analysis in a way that it believes best presents the significant events and trends affecting the Company's results of operations. A comparative discussion and analysis of the Company's ongoing operating results has been provided and significant transactions impacting the Company's historical financial results in 1997, 1996 and 1995 have been separately highlighted (see "Significant Transactions" below).

    This Annual Report may contain certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that represent the Company's expectations or beliefs concerning future events. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in certain forward-looking statements include the timing and amount of revenue that may be recognized by the Company, continuation of current expense trends, absence of unforeseen changes in the Company's markets, continued acceptance of the Company's services and products and general changes in the economy, as well as matters discussed in "Risks and Uncertainties" below. There can be no assurances that future results will be achieved and actual results could differ materially.

1997 COMPARED TO 1996

    The Company's consolidated results reflect revenue of $79.6 million and operating income of $3.4 million for 1997 compared with revenue of $89.4 million and an operating loss of $10.3 million for 1996. Because of the significant impact of the transactions discussed below (see "Significant Transactions"), a comparison of the consolidated historical results of operations for 1997 to 1996 may not be meaningful. The following table has been included to facilitate discussion and analysis of the results of operations of the Company's ongoing business.

(In thousands, unaudited)                           1997           1996
-----------------------------------------------------------------------
Net revenue from ongoing business                $76,203        $57,992
Net revenue from disposed business units           3,356         31,359
-----------------------------------------------------------------------
Consolidated net revenue                         $79,559        $89,351
=======================================================================

Cost of revenue from ongoing business            $49,113        $45,662
Cost of revenue from disposed business units       1,923         24,039
-----------------------------------------------------------------------
Consolidated cost of revenue                     $51,036        $69,701
=======================================================================


    Net revenue from the Company's ongoing business increased $18.2 million, or 31.4%, to $76.2 million in 1997 from $58.0 million in 1996.

    Revenue from the Broadway & Seymour customer relationship management business increased $10.4 million in 1997 compared to 1996. This increase is principally the result of continued revenue growth in its TouchPoint solution, which increased $18.6 million over the prior year, reflecting several new engagements with leading financial institutions. Revenue from its BANCStar and CRISP products grew at a much lower rate, reflecting the relative maturity of these products in the marketplace. Decreases of revenue in other areas (systems integration, custom development, training and other services) of $9 million reflects the Company's strategy to focus more on the customer relationship management needs of the financial services industry.

    Revenue from the Elite legal and professional services business increased $7.8 million in 1997. This increase is principally due to work performed under new contracts to provide professional service firms with the Elite suite of products. These products were upgraded in 1996 and 1997 to allow them to work with new database platforms while providing a Microsoft WindowsTM user interface for the workstation. In addition, Elite has increased its sales of add-on modules and custom services to existing customers as well as increased customer support revenue, reflecting an expanding customer base.

                                                        Broadway & Seymour, Inc.

    For the periods presented, the Company has two customers that exceeded certain disclosure requirement thresholds and are therefore classified as significant customers.

    In 1997, Chase Manhattan Bank ("Chase") accounted for $10.3 million, or 13%, of the Company's consolidated revenue. Also, in 1997 and 1996, First Data Corp. ("FDC") accounted for $8.0 million, or 10.1%, of consolidated revenue and $9.6 million, or 10.6%, of consolidated revenue, respectively.

    In September 1997, the Company amended its contract with FDC, substantially reducing the scope of work and the amount of future revenue and eliminating certain exclusivity restrictions on the Company. While the Company may provide some ongoing services to FDC, the remaining personnel previously assigned to work with this client have been reassigned to other projects.

    Gross margins from the ongoing business increased to 35.5% of related revenue (or $27.1 million) from 21.3% of related revenue (or $12.3 million) for 1997 and 1996, respectively. The majority of costs of revenue are direct project expenses such as personnel costs, contract labor and the costs of purchasing third party products for resale to customers. The improvement in gross margin in 1997 reflects improved utilization of project resources, improved pricing, as well as an increase in the number of higher margin time and materials engagements.

    Consolidated research and development expenses for 1997 remained relatively flat at $5.9 million when compared to 1996. However, excluding expenses related to non-strategic business units sold or closed, research and development expenses in 1997 increased $2.1 million over the prior year. This increase is due to expenditures related principally to the ongoing development of Company's TouchPoint and Elite software products. The Company is committed to maintaining its research and development efforts to enhance and support its existing and future software products.

    Consolidated expenses for sales and marketing activities decreased $.2 million to $11.8 million in 1997 from $12 million in 1996. However, excluding expenses related to non-strategic business units sold or closed, sales and marketing expenses in 1997 increased of $3.1 million over the prior year. This increase in sales and marketing expense related to business development efforts, increased marketing and higher commissions and incentive awards for new business growth achieved in the period. The Company views its sales and marketing as an integral part of its business growth strategy and anticipates increases in the level of expenditures due to planned additions to the sales staff and additional marketing programs.

    Consolidated general and administrative expenses decreased to $8.2 million, or 10.3% of revenue, in 1997 from $9.8 million, or 11% of revenue, in 1996. This decrease is principally due to the disposition of non-strategic business units and expense control efforts for the ongoing business.

1996 COMPARED TO 1995

    Because of the significant impact of the transactions discussed below (see "Significant Transactions"), a comparison of the historical results of operations for 1996 to those of 1995 may not be meaningful. The following table has been included to facilitate discussion and analysis of the results of operations for the Company's ongoing business.

(In thousands, unaudited)                           1996           1995
------------------------------------------------------------------------
Net revenue from ongoing business                $57,992        $ 48,593
Net revenue from disposed business units          31,359          66,145
------------------------------------------------------------------------

Consolidated net revenue                         $89,351        $114,738
========================================================================

Cost of revenue from ongoing business            $45,662        $ 46,737
Cost of revenue from disposed business units      24,039          46,870
------------------------------------------------------------------------

Consolidated cost of revenue                     $69,701         $93,607
========================================================================

    Net revenue from the Company's ongoing business increased $9.4 million from 1995 to 1996. Of this increase, $7.7 million is attributed to its Broadway & Seymour customer relationship management business. This increase is principally due to the Company's new customer relationship management product, TouchPoint, which was under development in 1995. TouchPoint contributed revenue of $5.1 million in 1996. In addition, the Company recognized $4.0 million of software license revenue in 1996 from a significant contract with a single customer. The Company recorded substantially no expense associated with such revenue. Other changes in the customer relationship management business revenue were due to individually immaterial changes in specific year-to-year engagements with customers. The Elite legal and professional services business contributed $1.7 million more revenue in 1996 than 1995 principally due to an acquisition that was owned for only six months in 1995.

    Cost of revenue from the Company's ongoing business decreased $1.1 million in 1996 compared to 1995. The gross margins on revenue from ongoing business were $12.3 million or 21.3% in 1996 compared to $1.9 million or 3.8% in 1995. However, 1995 included $5.2 million of expense related to an accrual for estimated contract losses and $2.6 million related to accelerated amortization expense for software acquired in an acquisition. Additional improvements in the 1996 gross margin amounts and as a percent of revenue were principally the result of the Company's change to focus on core operations, the integration of independent business units and implementation of a new project management process, including pricing guidelines.

Broadway & Seymour, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


    Consolidated research and development expenses decreased to $5.8 million in 1996 from $6.7 million in 1995, principally due to the disposition of certain business units. These amounts are net of capitalized development costs of $1.6 million and $2.2 million in 1996 and 1995, respectively. Including capitalized costs, research and development expenditures were 8.3% and 7.8% of consolidated revenue in 1996 and 1995, respectively.

    Consolidated sales and marketing expenses decreased $3.8 million from 1995 to 1996. Of this decrease, $3.1 million is due to the disposition of certain business units in 1996 and in the second half of 1995. In addition, in the fourth quarter of 1995, the Company integrated independent business units and changed its focus to core operations, resulting in a realignment of sales and marketing personnel.

    Consolidated general and administrative expenses decreased $1.8 million from 1995 to 1996. Of this decrease, $.4 million is due to the disposition of certain units and $.8 million is due to expense recoveries related to transition services provided to the purchaser of one of the businesses in 1996. In addition, in 1995 the Company incurred $.6 million of non-recurring consulting fees.

RISKS AND UNCERTAINTIES

FLUCTUATIONS IN OPERATING RESULTS:

    The business and organizational characteristics of the Company's customer base may vary significantly from period to period and may cause fluctuations in the size and timing of revenue. The Company's personnel and other operating expenses are based in part on its expectations for future revenue and are relatively fixed in the short-term. If the Company is unable to continue to generate significant new engagements, or if there is any delay or cancellation of such engagements in a particular period, there will be a material adverse affect on the Company's financial condition and results of operations.

    Management believes that the Company will continue to experience significant fluctuations in future quarterly operating results as a result of several factors, including the size and timing of customer engagements; market acceptance of its software systems and services; technological changes in computer systems and environments; changes in the Company's or its competitors' pricing policies; the length of the sales cycle; the Company's success in expanding to new markets; the mix of software systems and services; loss of key personnel; and changes in general economic conditions.

    As a result of all of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, the Company's stock price may be subject to the volatility generally associated with software and technology stocks and may also be affected by market trends unrelated to the Company's performance.

Volatility of the Company's Market:

    The Company derives a significant portion of its revenue from commercial bank customers and other segments of the financial services industry. As a result of economic and regulatory factors, commercial banking and other segments of the financial services industry are consolidating, and over the last few years a number of the company's clients and prospects have been acquired. The Company anticipates that this trend toward consolidation may continue. No assurance can be given that such consolidation will not have a material adverse effect on the Company's financial condition and results of operations.

Year 2000 Issues:

    From the early days of the software industry, many software applications have been designed to store only the last two digits of the four-digit year date, for example, "98" rather than "1998". These applications, and other applications which retrieve or process such data, then "assume" the first two digits of the year date to be "19". Applications designed in this manner may not be able to process dates with years following 1999; for example, "00" may be treated as 1900 rather than the year 2000. Results of this failure to process the date correctly could include miscalculations and system breakdowns. The Company has recognized this potential problem and has reviewed, and when necessary modified, its current software products so that they can process data relating to dates subsequent to December 31, 1999 ("Year 2000 compliance").

    Although the Company believes that its current versions of proprietary software products are Year 2000 compliant, no assurance can be given that additional modifications for Year 2000 compliance will not be necessary. The Company's software systems as installed are integrated with its customers' software and hardware systems and other vendors' software and hardware systems and have, in many cases, been uniquely customized to the customers' specifications. The customers' systems and other vendors' systems with which the Company's systems interoperate may not be Year 2000 compliant. Generally, the operation of the Company's software in these environments or the failure of these systems to be compliant could impact the Year 2000 compliance of the Company's systems and the Company may incur costs in ascertaining the cause of the failure and modifying its software.

    In addition to its proprietary software products, the Company offers related software products developed and provided by other software vendors. The Company is seeking assurances from these vendors that such products are compliant. However, the risks of interoperability with other software products exist for these products as well. While in some cases the Company has Year 2000 compliance obligations to its customers for such third party products, the Company believes that the vendors of such products bear primary responsibility for such obligations.

                                                        Broadway & Seymour, Inc.


    Many of the Company's customers presently use earlier versions of the Company's software products that are not Year 2000 compliant. These customers will need to upgrade to a Year 2000 compliant version of the Company's software or implement other alternatives to meet their business needs. The Company's customers may be entitled to receive such software upgrades as part of their regular maintenance contracts or may purchase such upgrades. However, customers may need to upgrade add-on third party products and their host software and hardware systems that share data with the Company's products in order to utilize the Company's software upgrades. Many clients, as part of their upgrade effort, may also need to modify previous customizations to the Company's software and third party software provided by the Company or others. The Company does not believe that it would have any contractual responsibility for upgrades of third party products, host system upgrades or modifications of custom software.

    The Company believes that Year 2000 compliance issues may affect the purchasing patterns of its customers and potential customers in a variety of ways. Many companies are expending significant amounts and rededicating personnel to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. It is possible that certain of the Company's customers are purchasing support contracts with the intent of discontinuing such support after January 1, 2000 when they have satisfied themselves that the supported product is Year 2000 compliant. Many potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled market sales within the industry.

    Conversely, Year 2000 compliance issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. Additionally, Year 2000 compliance issues could cause a significant number of companies, including current Company customers, to reevaluate their current system needs and as a result to consider switching to other systems or suppliers.

    While management believes it is successfully addressing the Year 2000 compliance issue in its proprietary software products, upon which its results of operations are significantly dependent, any of the foregoing could result in a material adverse effect on the Company's business, operating results and financial condition. In addition, third party software and computer technology used internally, if not Year 2000 compliant, may materially impact the Company. The Company is reviewing what actions will be required to make all software systems used internally Year 2000 compliant as well as to mitigate its vulnerability to Year 2000 compliance problems that its service suppliers may have.

    The Company will continue to test current and new versions of its proprietary software, work with the vendors of third party software that it resells, update its inventory of potentially affected internal systems and communicate with vendors and customers regarding the Year 2000 compliance issue. The total cost and time associated with the impact of Year 2000 compliance cannot presently be determined. Any costs of addressing Year 2000 compliance are being expensed as incurred.

EXCHANGE RATE FLUCTUATIONS:

    The Company's revenue is principally generated in North America, however for the years ending December 31, 1997, 1996, and 1995 revenues generated in Europe represented 9.4%, 5.0%, and 2.2% of consolidated revenue, respectively. Since the Company's contracts with non-U.S. customers generally denominate the amount of payments to be received by the Company in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risks. Also, the Company may be subject to currency transaction risks when the Company's contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts.

EURO CURRENCY:

    Beginning in January 1999, a new currency called the ECU or the "euro" is scheduled to be introduced in certain Economic and Monetary Union (the "EMU") countries. During 2002, all EMU countries are expected to be operating with the euro as their single currency. As a result, in less than one year, computer software used by many organizations headquartered or maintaining a subsidiary in an EMU country will need to be euro currency enabled, and in less than three years all organizations headquartered or maintaining a subsidiary in an EMU country are expected to need to be euro currency enabled. The transition to the euro currency will involve the handling of parallel currencies and conversion of legacy data. Uncertainty exists as to the effects the euro currency will have on the marketplace. Additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the euro currency. The Company is monitoring the rules and regulations as they become known in order to make any changes to the software that the Company deems necessary to comply with such rules and regulations. Although the Company currently offers certain software products that are designed to be multi-currency enabled and the Company believes that it will be able to accommodate any required euro currency changes in its software products, there can be no assurance that once the final rules and regulations are completed that the Company's software will contain all of the necessary changes or meet all of the euro currency requirements.

Broadway & Seymour, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


SIGNIFICANT TRANSACTIONS

    The following is a brief summary of the significant transactions that have had a material effect on the Company's historical operating results and financial condition. See the notes to the Company's Consolidated Financial Statements, included herein, for additional discussion related to such transactions.

DISPOSITIONS:

    In September 1997, the Company sold substantially all of the assets, including proprietary rights, object code and source code, related to its VisualImpactTM software product line, resulting in a $.2 million gain. In addition, the Company is entitled to receive royalties based primarily on the business' end user revenue, determined quarterly through the fourth quarter of the year 2000. For the years ended December 31, 1997, 1996 and 1995, the VisualImpact product line contributed revenue of $3.0 million, $3.0 million and $2.2 million, respectively. The VisualImpact product line had operating income of $.4 million in 1997 and operating losses of $.6 million in 1996 and $.8 million in 1995.

    In November 1996, the Company sold all of the issued and outstanding common stock of its wholly owned subsidiary, Corbel & Co. ("Corbel"), which included the assets of EBG & Associates, Inc. (acquired in January 1995), resulting in a gain of $.9 million. The Company may be entitled to receive an earnout payment of up to a maximum of $3.5 million in 1998 based on Corbel's revenue in 1997. This amount had not been determined as of February 28, 1998. Corbel contributed revenue of $17.4 million in 1996 (prior to the sale) and $18.5 million in 1995. Operating income from Corbel was $3.4 million in 1996 (prior to the sale) and $2.4 million in 1995. However, revenue and operating income for 1996 include a one-time software license fee of $5.0 million from a single transaction. Excluding this $5.0 million, 1996 revenue decreased $6.1 million from the prior year and the 1996 operating loss would have been $1.6 million. This decrease in revenue and operating income was due in part to including only eleven months of operations in 1996, compared to twelve months in 1995, and also due to lower pension document processing volumes in 1996.

    In May 1996, the Company sold substantially all of the assets of its Asset Management Services group ("AMSG"), which included BancCorp Systems Inc. (acquired in January 1995). The gain on the sale of AMSG was $8.7 million. AMSG contributed revenue of $5.8 million in 1996 (prior to the sale) and $15.5 million in 1995. Operating losses from AMSG were $2.8 million in 1996 (prior to the sale) and $9.3 million in 1995. In addition, in 1996, subsequent to the sale of AMSG, the Company recorded an additional $4.0 million of non-recurring revenue, and approximately $3 million of related expense, related to certain professional and transition services provided to the purchaser of AMSG under agreements entered into at the time of the sale. The decreases in revenue and operating losses from 1995 to 1996 are principally due to the inclusion of AMSG operations for twelve months in 1995 compared to five months 1996.

    In September 1995, the Company transferred a contract for services provided to International Business Machines Corporation ("IBM") to another service provider and recorded $.9 million of revenue with substantially no associated expense. Prior to the transfer, services provided under this contract in 1995 contributed approximately $1.9 million of revenue and incurred costs of $1.6 million.

    In June 1995, the Company transferred all of the assets and liabilities of its community banking business to its wholly owned subsidiary, Liberty Software, Inc. ("Liberty"), and simultaneously therewith sold all of the issued and outstanding capital stock of Liberty. During 1995, the Company received approximately $9.5 million related to certain software license fees, software maintenance and transition services provided to the purchaser of Liberty, against which the Company incurred substantially no expense. The Company received a final payment of $.5 million in March 1996. In 1995, prior to the sale, Liberty revenue was $10.1 million and operating income was $.4 million.

    In December 1994, the Company sold certain of its Gateway imaging and document conversion operations ("Gateway"). During 1995, the purchaser paid $6.8 million to the Company under the maintenance provisions of a software license agreement. The $6.8 million in maintenance revenue recorded in 1995 had substantially no associated expense.

IMPAIRMENT OF LONG-TERM ASSETS AND
RESTRUCTURING OF OPERATIONS:

    In August 1996, the Company developed a plan to close the National Pension Alliance ("NPA"), a partnership of which Corbel/NPA, Inc., a wholly owned subsidiary of the Company, was a 75% general partner. For the years ended December 31, 1996 and 1995, NPA had revenue of $.6 million and $.8 million, respectively, and a loss before restructuring charges of $2.3 million and $2.2 million, respectively. The Company reserved approximately $2.5 million related to the exit costs of NPA, including $1.3 million for customer refunds, $.8 million related to asset write-offs, and $.4 million related to employee severance costs. During the year ended 1996, $1.3 million, related principally to customer refunds and asset write-offs was charged against the reserve, using $1.0 million of cash. In 1997, the Company charged approximately $.7 million against the accrual, using cash of $.4 million, relating principally to employee severance costs, asset write-offs and customer refunds and reduced its estimate of the remaining cost to complete the exit plan by $.5 million. As of December 31, 1997 the restructuring was completed.

                                                        Broadway & Seymour, Inc.

    The results of operations for 1995 included a non-recurring charge of $2.9 million, which consisted of a $1.5 million restructuring charge and $1.4 million in impairment of intangible assets related to the June 1995 acquisition of TMC.

    The $1.5 million restructuring charge consisted of approximately $1.0 million for the consolidation of certain facilities and approximately $.5 million for severance costs for employees who were terminated. For the years ended December 31, 1997, 1996 and 1995, the Company utilized cash of approximately $.2 million, $.8 million and $.1 million, respectively, to satisfy obligations related to these reserves. Also, in 1997 and 1996, the Company reduced its estimate of the remaining costs to complete this restructuring by $.2 million and $.2 million, respectively. As of December 31, 1997, the restructuring was completed.

    In addition, in the fourth quarter of 1995, the Company wrote-off unamortized software costs of $2.6 million. The $2.6 million of accelerated amortization of software cost is included in 1995 cost of revenue.

INCOME TAXES

    The provisions for income taxes of $2.4 million (45% of pre-tax income) in 1997 and $1.5 million (183% of the pre-tax loss) in 1996 exceed the income tax expense at the statutory rates for these periods primarily due to the permanent difference of non-deductible goodwill amortization, stock compensation expense, and state income taxes. The 1995 income tax benefit of $5.0 million is a direct result of the 1995 pre-tax loss. This benefit was offset, in part, by the permanent difference of non-deductible amortization of goodwill. The Company believes that the effective tax rate in 1998 will remain higher than the statutory rate due to the ongoing non-deductible goodwill amortization and stock compensation expense associated with the Company's acquisitions.

    The Company has net operating losses ("NOLs") for state income tax purposes of $7.3 million. A valuation allowance has been recorded against the deferred tax assets arising from the state NOLs based on uncertainty of realization under current separate company income limitations.

QUARTERLY RESULTS OF OPERATIONS

    Note 14 to the Company's Consolidated Financial Statements included herein sets forth unaudited quarterly operating results for the four fiscal quarters of 1997 and 1996. The Company believes that all necessary adjustments have been included to present fairly its quarterly results when read in conjunction with the financial statements, including the notes thereto. Results of operations for any particular fiscal quarter are not necessarily indicative of results of operations for any future period.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1997, the Company had cash and cash equivalents of approximately $18.0 million and working capital of approximately $24.6 million. The Company had positive cash flows of approximately $3 million, $13 million and $.4 million for 1997, 1996, and 1995, respectively.

    The Company utilized portions of the proceeds from the sales of non-strategic business units to fund working capital requirements, pay off certain debt and to pay certain expenses. The reduction in debt and investment of cash proceeds from the sales of non-strategic business units resulted in lower interest expense and higher interest income for 1997 as compared to 1996. The remainder of the proceeds from these sales was invested in short-term discount notes.

    The Company has a two-year, $15 million revolving credit facility, against which it has made no borrowings. Based on current operating expectations, the Company does not anticipate drawing on the facility in the near term. The Company may borrow up to a maximum of 80% of eligible accounts receivable. As of February 28, 1998, the Company had $11.2 million available for borrowing under this agreement. The credit facility is secured by substantially all of the Company's tangible and intangible assets. Additionally, the loan agreement contains customary covenants that require compliance with certain financial ratios and targets and restricts the incurrence of additional indebtedness, payment of dividends and acquisitions or dispositions of assets, among other things. As of February 28, 1998, the Company was in compliance with such covenants, as amended.

    Management believes that cash and cash equivalents, the issuance of stock pursuant to its employee stock purchase and stock option plans, projected cash from operations, and availability under the credit facility will be sufficient to meet currently anticipated operating needs through the end of 1998. Management currently has no specific plans with respect to acquisitions or investments in other businesses and is not actively seeking to acquire or invest in any business; however, the Company might consider prospects if they are complementary to its existing business. There can be no assurance, however, that the Company will successfully identify or complete any investment or acquisition.

Broadway & Seymour, Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

                                                      For the Years Ended December 31,
(In thousands, except per share data)                     1997        1996         1995
---------------------------------------------------------------------------------------
Net revenue                                           $ 79,559    $ 89,351    $ 114,738
                                                      --------    --------    ---------
Operating expenses:
  Cost of revenue                                       51,036      69,701       93,607
  Research and development                               5,868       5,830        6,729
  Sales and marketing                                   11,809      11,958       15,760
  General and administrative                             8,201       9,801       11,566
  Restructuring and impairment                            (706)      2,319        2,921
                                                      --------    --------    ---------
    Total operating expenses                            76,208      99,609      130,583
                                                      --------    --------    ---------
Operating income (loss)                                  3,351     (10,258)     (15,845)
Gain on disposition of non-strategic business units      1,155       9,652           --
Interest income                                            890         260           93
Interest expense                                           (58)       (447)        (586)
                                                      --------    --------    ---------
Income (loss) before income taxes                        5,338        (793)     (16,338)
Income tax (provision) benefit                          (2,399)     (1,455)       4,958
                                                      --------    --------    ---------
Net income (loss)                                     $  2,939    $ (2,248)   $ (11,380)
=======================================================================================

Net income (loss) per share:
- Basic                                               $   0.32    $  (0.25)   $   (1.32)
- Diluted                                             $   0.32    $  (0.25)   $   (1.32)


The accompanying notes are an integral part of these consolidated financial statements.

                                                        Broadway & Seymour, Inc.

                                                      CONSOLIDATED BALANCE SHEET


(In thousands, except share data)                              As of December 31,
                                                              1997           1996
---------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                               $ 17,965       $ 15,010
  Receivables                                               29,372         25,706
  Inventories                                                  828            890
  Deferred income taxes                                      2,945          4,417
  Other current assets                                       1,300          1,308
---------------------------------------------------------------------------------
      Total current assets                                  52,410         47,331

Property and equipment, net                                  5,154          6,291
Software costs, net                                          3,630          4,748
Intangible assets, net                                       6,064          7,346
Other assets                                                   885            758
---------------------------------------------------------------------------------
                                                          $ 67,343       $ 66,474
=================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable and current portion of long-term debt     $    138       $    473
  Accounts payable-trade                                     6,325          5,836
  Accrued compensation                                       2,295          2,615
  Estimated liabilities for contract losses                  1,162          2,922
  Other current liabilities                                  3,807          4,554
  Deferred revenue and customer deposits                    11,732         12,476
  Income taxes payable                                       2,379          2,548
---------------------------------------------------------------------------------
      Total current liabilities                             27,838         31,424

Long-term debt                                                                138
---------------------------------------------------------------------------------
Deferred income taxes                                        1,435          2,557
---------------------------------------------------------------------------------
Other liabilities                                              697            165
---------------------------------------------------------------------------------
Stockholders' equity:
  Common stock, $.01 par value; Authorized 20,000,000
    shares; Issued 9,228,623 and 8,988,608 shares,
    respectively                                                92             90
  Paid-in capital                                           38,518         36,276
  Treasury stock, at cost, 38,552 shares                      (492)          (492)
  Accumulated deficit                                         (745)        (3,684)
---------------------------------------------------------------------------------
      Total stockholders' equity                            37,373         32,190
---------------------------------------------------------------------------------
                                                          $ 67,343       $ 66,474
=================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Broadway & Seymour, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS



                                                               For the Years Ended December 31,
(In thousands, except per share data)                              1997        1996        1995
-----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                            $  2,939    $ (2,248)   $(11,380)
  Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities:
    Depreciation and amortization                                 5,687       8,888      12,890
    Restructuring and impairment costs                             (706)      2,319       2,921
    Gain on sale of non-strategic business units                 (1,155)     (9,652)         --
    Deferred income taxes                                           350      (1,511)     (7,123)
    Loss (gain) on disposal of property and equipment               447         (11)         90
    Changes in assets and liabilities excluding
    effects of businesses divested:
      Receivables                                                (4,166)     (3,337)     (2,680)
      Inventories                                                    62        (578)         --
      Other assets                                                  590        (542)        252
      Accounts payable-trade                                        489         (75)     (3,509)
      Accrued compensation                                          457        (104)       (121)
      Other liabilities                                          (2,475)     (9,102)      7,403
      Deferred revenue and customer deposits                        464       4,170       4,791
      Income taxes                                                 (102)      4,456      (3,244)
-----------------------------------------------------------------------------------------------
    Net cash provided (used) by operating activities              2,481      (7,327)        290
-----------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and equipment                             (2,492)     (3,337)     (6,660)
  Investment in software costs                                     (239)     (1,576)     (2,193)
  Proceeds from sale of businesses                                1,736      31,219       2,088
  Cash used in business acquisitions                                 --        (864)     (1,479)
-----------------------------------------------------------------------------------------------
    Net cash provided (used) by investing activities               (995)     25,442      (8,244)
-----------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (payments) under credit facility                    --      (5,217)      5,217
  Proceeds from issuance of long-term debt and notes payable         --         251         572
  Payment of notes payable and long-term debt                      (473)     (1,860)     (1,186)
  Proceeds from issuance of common stock                          1,942       1,668       3,765
-----------------------------------------------------------------------------------------------
    Net cash provided (used) by financing activities              1,469      (5,158)      8,368
-----------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                         2,955      12,957         414
Cash and cash equivalents, beginning of period                   15,010       2,053       1,639
-----------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                       $ 17,965    $ 15,010    $  2,053
===============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                        Broadway & Seymour, Inc.

                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                             Retained
                                               Common Stock       Paid-in    Earnings      Treasury Stock
(In thousands, except share data)         Shares     Par value    capital    (deficit)   Shares       Cost     Total
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994              8,198,256       $82       $25,246    $ 9,944     (38,552)   $(492)    $ 34,780
Issuance of common shares in
  business acquisitions (Note 12)         172,308         2         3,473                                        3,475
Issuance of common shares pursuant to
  option and employee purchase plans      430,452         4         4,121                                        4,125
Tax benefit from exercise of certain
  stock options                                                     1,437                                        1,437
Net loss                                                                     (11,380)                          (11,380)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995              8,801,016       $88       $34,277    $(1,436)    (38,552)   $(492)    $ 32,437
Issuance of common shares in
  business acquisitions (Note 12)          15,723                     250                                          250
Issuance of common shares pursuant to
  option and employee purchase plans      171,869         2         1,666                                        1,668
Tax benefit from exercise of certain
  stock options                                                        83                                           83
Net loss                                                                      (2,248)                           (2,248)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996              8,988,608       $90       $36,276    $(3,684)    (38,552)   $(492)    $ 32,190
Issuance of common shares in
  business acquisitions (Note 12)          18,800                     235                                          235
Issuance of common shares pursuant to
  option and employee purchase plans      221,215         2         1,940                                        1,942
Tax benefit from exercise of certain
  stock options                                                        67                                           67
Net income                                                                     2,939                             2,939
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997              9,228,623       $92       $38,518    $  (745)    (38,552)   $(492)    $ 37,373
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Broadway & Seymour, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - NATURE OF BUSINESS, CERTAIN SIGNIFICANT ESTIMATES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Broadway & Seymour, Inc. (the "Company") is a software product and services company, providing integrated solutions to the financial and legal and professional services markets.

    Broadway & Seymour, the Company's customer relationship management business, is based in Charlotte, North Carolina and provides product-based and services-based solutions that address the customer relationship management needs of the financial services industry and related markets. Broadway & Seymour's solutions for customer relationship management include the proprietary software products TouchPoint(TM), CRISP(TM) and BANCStar(R), which are often integrated and customized to provide a tailored business solution to banks and other financial institutions. Through its service-based solutions, Broadway & Seymour provides consulting and custom systems integration and development services focused on customer relationship management.

    Elite Information Systems, Inc. ("Elite"), the Company's legal and professional services business, is based in Los Angeles, California and provides integrated time tracking, invoicing, general ledger and office automation software solutions and consulting services to the legal and professional services markets.

    The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates affecting the Company's financial statements relate to revenue recognition and loss accruals for long-term contracts, allowance for uncollectible receivables and useful lives used in depreciating property and equipment and amortizing capitalized software costs and intangible assets.

    The significant accounting policies used in the preparation of the accompanying financial statements are as follows:

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

REVENUE RECOGNITION. Revenue from services and from the licensing of software with related services is generally recognized as work is performed under the percentage of completion method with progress measured using costs incurred to date compared to total estimated costs to be incurred. Revenue from the licensing of software and the sale of hardware products having no significant ongoing obligations is generally recognized upon delivery of the product. Maintenance revenue is recognized ratably over the contract term. Losses are recognized on contracts in the period in which the liability is identified.

CASH EQUIVALENTS. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

INVENTORIES. Inventories consist principally of licensed third party software and hardware held for resale and are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives, generally ten years, or the remaining terms of the leases.

SOFTWARE COSTS AND INTANGIBLE ASSETS. The Company capitalizes a portion of its costs of developing software to be licensed. These costs are incurred after the establishment of technological feasibility and prior to the availability of the software for general release, including costs of product enhancements that improve the marketability of the original product or extend its life. Software costs are amortized using the straight-line method over the estimated economic life of the products, up to a maximum of six years.

                                                        Broadway & Seymour, Inc.


    The excess of cost over fair value of assets acquired is amortized using the straight-line method over ten years. Other intangible assets are amortized using the straight-line method over the useful lives of the assets, which range from five to ten years.

    The Company continually monitors conditions that may affect the carrying value of its software costs and intangible assets. When conditions indicate potential impairment of such assets, the Company undertakes necessary market and technology studies and evaluates projected future earnings associated with these assets. When projected future cash flows, not discounted for the time value of money, are less than the carrying value of the asset, an impairment loss is recognized.

STOCK-BASED COMPENSATION. The Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," effective January 1, 1996. Upon adoption, the Company elected to disclose in its footnotes to its financial statements the impact of utilizing the fair value approach to measure stock-based compensation, as provided for under the provisions of SFAS 123, and to exclude such impact from its recorded earnings. The Company measures stock-based compensation based on the intrinsic value approach as provided for under the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25").

ADVERTISING COSTS. The Company expenses advertising costs as incurred. Advertising expenses for 1997, 1996 and 1995 were $1.0 million, $1.3 million and $1.5 million, respectively.

SOFTWARE REVENUE RECOGNITION. During 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 31, 1997. This SOP is not anticipated to have a material effect on the Company's revenue recognition practices, since a majority of the Company's software revenues are generated from transactions for which long-term contract accounting is applicable.

    Income (loss) per share. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards Number 128 "Earnings per Share" ("SFAS 128") which changed the method of calculating and reporting earnings per share. SFAS 128 is effective for financial statements with periods ending after December 15, 1997. Accordingly, the Company adopted SFAS No. 128 in its year-end 1997 consolidated financial statements and for all periods presented. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") computation for December 31, 1997. For the years ended December 31, 1996 and 1995, there was no difference between the basic and diluted numerators and denominators because both years had a net loss and the effect of the assumed exercise of common stock equivalents (principally stock options) would have been anti-dilutive.

For the Year Ended                                               Per Share
December 31, 1997                  Income          Shares         Amount
--------------------------------------------------------------------------
                                               (In thousands)
Basic EPS:                        $2,939          9,085             $ 0.32
Effect of Dilutive Securities:
Options                                              52
--------------------------------------------------------------------------
Diluted EPS:                      $2,939          9,137             $ 0.32
==========================================================================

    Options with an exercise price greater than the average market price of the common shares (or "antidilutive options") were not included in the computation of diluted earnings per share. At December 31, 1997, there were outstanding antidilutive options to purchase 1,008,749 shares of common stock at a weighted average price of $11.97.

CAPITAL STRUCTURE. In February 1997, the FASB issued Statement of Financial Accounting Standards Number 129 "Disclosure of Information about Capital Structure" ("SFAS 129") which establishes standards for disclosing information about an entity's capital structure. SFAS 129 is effective for financial statements for periods ending after December 15, 1997. The provisions of SFAS 129 had no significant impact on the disclosures made by the Company in its consolidated financial statements.

Broadway & Seymour, Inc.

COMPREHENSIVE INCOME. In June 1997, the FASB issued Statement of Financial Accounting Standards Number 130 "Reporting Comprehensive Income" ("SFAS 130") which changes the method of reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 is effective for periods beginning after December 15, 1997. The Company will adopt SFAS 130 beginning in the first quarter of 1998.

SEGMENT DISCLOSURES. In June 1997, the FASB issued Statement of Financial Accounting Standards Number 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") which changes the way that public companies report information about operating segments in annual financial statements and interim financial reports. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, SFAS 131 need not be applied to interim financial statements. The Company will adopt SFAS 131 beginning in its 1998 annual financial statements. The Company has not yet completed its analysis of the impact of adopting SFAS 131.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2- SIGNIFICANT TRANSACTIONS:

    In September 1997, the Company sold substantially all of the assets, including proprietary rights, object code and source code related to its VisualImpact software product line. The Company has received cash payments of $3.3 million for the net assets sold and payments for certain royalties and software licenses. The gain on the transaction was approximately $.2 million. In addition, the Company is entitled to receive additional royalties based primarily on the business' end user revenue, determined quarterly through the fourth quarter of the year 2000.

    In November 1996, the Company sold all of the issued and outstanding capital stock of the Company's wholly owned subsidiary, Corbel & Co. ("Corbel") (excluding its interest in the National Pension Alliance ("NPA") - See Note 7). The consideration paid to the Company at closing was approximately $13.5 million, with an additional $.5 million to be paid to the Company twenty-four months after the closing date, subject to certain holdback provisions for indemnification obligations. Also, the Company may be entitled to receive an earnout payment of up to a maximum of $3.5 million based on Corbel's revenue in 1997. The gain on the transaction was approximately $.9 million.

    In May 1996, the Company sold substantially all of the assets of its Asset Management Services group ("AMSG"), including the Company's wholly owned subsidiary BancCorp Systems, Inc. The Company has received cash proceeds of $18.5 million, net of certain fees and expenses, for the net assets of AMSG and licensing of certain software. Certain additional proceeds were scheduled to be paid to the Company over the twenty-four months following the closing, subject to certain holdback provisions for indemnification obligations. Effective June 30, 1997, the Company and the purchaser terminated these provisions, resulting in the release of the net remaining proceeds to the Company and termination of all future indemnity claims. As a result of this settlement, the Company recognized an additional $.8 million gain on the disposition of AMSG in the quarter ended June 30, 1997.

    In September 1995, the Company transferred a contract for services provided to International Business Machines Corporation ("IBM") to another service provider and recorded $.9 million of revenue with substantially no associated expense.

    In June 1995, the Company transferred certain assets and related liabilities of its community banking business to a newly formed subsidiary, Liberty Software, Inc. ("Liberty"), and simultaneously therewith sold all of the issued and outstanding capital stock of Liberty. At closing, the Company received $2 million for the stock of Liberty and recognized no gain or loss on such sale. In addition, during 1995 the Company received approximately $9.5 million related to certain software license fees, software maintenance and transition services provided to the purchaser of Liberty, against which the Company incurred substantially no expense. The Company received a final payment of $.5 million in March 1996.

                                                 Broadway & Seymour, Inc.




NOTE 3 - RECEIVABLES

    At December 31, 1997 and 1996 receivables consisted of the following:

(In thousands)                                      1997           1996
-----------------------------------------------------------------------
Trade                                            $24,302        $23,349
Unbilled                                           4,631          2,584
Other                                              1,361            665
-----------------------------------------------------------------------
                                                  30,294         26,598
Less - Allowance for doubtful accounts              (922)          (892)
-----------------------------------------------------------------------
                                                 $29,372        $25,706
=======================================================================



NOTE 4 - PROPERTY AND EQUIPMENT:

    At December 31, 1997 and 1996 property and equipment consisted of the following:

(In thousands)                                      1997           1996
-----------------------------------------------------------------------
Equipment                                        $13,280        $13,339
Furniture and fixtures                             2,270          1,881
Leasehold improvements                             1,026          1,007
-----------------------------------------------------------------------
                                                  16,576         16,227
Less - Accumulated depreciation and
   amortization                                  (11,422)        (9,936)
-----------------------------------------------------------------------
                                                 $ 5,154        $ 6,291
=======================================================================


    Depreciation expense related to property and equipment was $2.8 million, $3.3 million and $3.1 million for 1997, 1996 and 1995, respectively.

NOTE 5 - SOFTWARE COSTS:

    During 1997, 1996 and 1995, the Company capitalized software development costs of $.2 million, $1.6 million and $2.2 million, respectively. Software costs in the accompanying balance sheet also include the cost of purchased software.

    Accumulated amortization for software costs was $7.7 million and $6.4 million at December 31, 1997 and 1996, respectively. Amortization expense was $1.4 million, $2.3 million and $5.9 million in 1997, 1996 and 1995, respectively. Included in amortization expense for 1995 was approximately $2.6 million associated with the accelerated amortization of software costs related to a technology study evaluating the viability of the DOS-based BancCorp product which indicated that the software costs were not recoverable.

    In connection with certain software developed or acquired by the Company and licensed to customers, the Company is obligated to pay royalties to third parties. The agreements generally provide for payment of a specific amount for each software license granted by the Company. Royalty expense was $.7 million, $.7 million and $1.4 million for 1997, 1996 and 1995, respectively.

NOTE 6 - INTANGIBLE ASSETS:

    At December 31, 1997 and 1996 intangible assets consisted of the following:

(In thousands)                                           1997           1996
----------------------------------------------------------------------------
Excess of cost over fair value of assets acquired     $ 6,443        $ 6,443
Customer lists and maintenance contracts                2,700          2,700
Assembled workforce                                     1,800          1,800
Other                                                       2              2
----------------------------------------------------------------------------
                                                       10,945         10,945
Less - Accumulated amortization                        (4,881)        (3,599)
----------------------------------------------------------------------------
                                                      $ 6,064        $ 7,346
============================================================================

    Amortization expense was $1.3 million, $3.3 million and $3.6 million for 1997, 1996 and 1995, respectively.

NOTE 7 - RESTRUCTURING AND IMPAIRMENT CHARGES:

    In August 1996, the Company developed a plan to close its NPA business. The Company reserved approximately $2.5 million related to the exit costs of NPA, including $1.3 million for customer refunds, $.8 million related to asset write-offs, and $.4 million related to employee severance costs. During the year ended 1996, $1.3 million, related principally to customer refunds and asset write-offs had been charged against the reserve, using $1.0 million of cash. In 1997, the Company charged approximately $.7 million against the accrual, using cash of $.4 million, relating principally to employee severance costs, asset write-offs and customer refunds and reduced its estimate of the remaining cost to complete the exit plan by $.5 million. As of December 31, 1997, the restructuring was completed.

    In the fourth quarter of 1995, the Company recorded a pre-tax charge of $2.9 million comprised of $1.5 million in restructuring charges related to costs for the consolidation of certain facilities of $1.0 million and employee severance costs of $.5 million and $1.4 million in asset impairments related to the TMC product line. In addition, certain software assets were written down as discussed in Note 5. During the years ended December 31, 1997, 1996 and 1995, the Company utilized cash of approximately $.3 million, $.8 million and $.1 million, respectively, to satisfy obligations related to these reserves. During 1997 and 1996, the Company reduced its estimate of the remaining costs to complete the restructuring by $.1 million and $.2 million, respectively. As of December 31, 1997, the restructuring was completed.

Broadway & Seymour, Inc.

NOTE 8 - NOTES PAYABLE AND LONG-TERM DEBT:

    At December 31, 1997, notes payable and long-term debt consisted of an unsecured promissory note due in quarterly installments plus interest at 7.7% through May 1998 with a balance of $67,000, related to a 1995 acquisition, and an unsecured note due through September 1998 plus interest at 9.0% with a balance of $71,000.

    The Company has a two-year, $15 million revolving credit facility, against which it has made no borrowings. The Company may borrow up to a maximum of 80% of eligible accounts receivable. As of February 28, 1998 the Company had $11.2 million available for borrowing under this agreement. Borrowings under the credit facility will bear interest at the adjusted LIBOR or prime rate (as defined by the loan agreement). The credit facility is secured by substantially all of the Company's tangible and intangible assets. Additionally, the loan agreement contains customary covenants that require compliance with certain financial ratios and targets and restricts the incurrence of additional indebtedness, payment of dividends and acquisitions or dispositions of assets, among other things. As of December 31, 1997 the Company was in compliance with such covenants, as amended.

    Cash paid for interest on debt was less than $.1 million, $.3 million and $.4 million for 1997, 1996 and 1995, respectively.

NOTE 9 - EMPLOYEE BENEFIT PLANS:

    The Company maintains a 401(k) retirement plan to which qualified employees may contribute from 1% to 15% of eligible annual compensation. The Company matches 50% of these contributions, up to a maximum of 6% of each participant's compensation for the plan year. Company contributions totaled $.7 million, $.9 million and $.7 million for 1997, 1996 and 1995, respectively.

    Effective January 1, 1995, the Company adopted the Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan covering a five-year period, under which substantially all employees may purchase up to an aggregate of 1,000,000 shares of the Company's common stock. The purchase price of the shares under the plan is 85% of the lesser of the fair value of the Company's common stock at the beginning of the plan year or at the end of the plan year. Employees may designate up to 10% of their compensation to be withheld towards the purchase of stock under the plan, up to a maximum value of $25,000 based on the fair market value as of the beginning of each plan year. The Company may provide shares under the plan from shares authorized and unissued or from shares acquired and held in treasury.

    In 1995, the Company issued common stock, valued at approximately $.4 million, to former employees of Corbel related to compensation requirements of the Corbel acquisition agreements.

NOTE 10 - INCOME TAXES:

    The components of the provision for income taxes for 1997, 1996 and 1995 consist of the following:

(In thousands)                            1997      1996      1995
------------------------------------------------------------------
Current provision:
  Federal                              $ 1,829   $ 2,740   $ 1,952
  State                                    219       226       213
------------------------------------------------------------------
                                         2,048     2,966     2,165
------------------------------------------------------------------
Deferred provision (benefit):
  Federal                                  354    (1,096)   (6,606)
  State                                     (3)     (415)     (517)
------------------------------------------------------------------
                                           351    (1,511)   (7,123)
------------------------------------------------------------------
                                       $ 2,399   $ 1,455   $(4,958)
==================================================================

    A reconciliation of income taxes computed at the statutory federal income tax rate to the recorded provision for income taxes is as follows:

(In thousands)                                1997       1996      1995
------------------------------------------------------------------------
Provision (benefit) for income taxes
  computed at the statutory federal rate    $1,815    $  (270)  $(5,555)
Non-deductible amortization and
  impairment of intangible assets              204      1,374       631
Stock compensation                             181
State income taxes, net of federal
  income tax benefit                           143        127      (313)
Other                                           56        224       279
------------------------------------------------------------------------
                                            $2,399    $ 1,455   $(4,958)
========================================================================


    Deferred tax assets (liabilities) recognized in the Company's balance sheet at December 31, 1997 and 1996 were as follows:

(In thousands)                                           1997           1996
----------------------------------------------------------------------------
Deferred tax assets:
  Asset allowances                                    $   339        $   329
  Loss accruals on contracts                              288          1,324
  Deferred revenue                                         83          1,677
  Net operating losses and other carryforwards            527            819
  Other accruals                                        1,816          1,075
  Other deductions                                        419             12
----------------------------------------------------------------------------
Gross deferred tax assets                               3,472          5,236
----------------------------------------------------------------------------
Less: valuation allowance                                (527)          (819)
----------------------------------------------------------------------------
                                                        2,945          4,417
----------------------------------------------------------------------------
Deferred tax liabilities, net:
  Property and equipment                                  289           (215)
  Software costs and intangible assets                 (1,531)        (1,899)
  Other liabilities                                      (193)          (443)
----------------------------------------------------------------------------
                                                       (1,435)        (2,557)
----------------------------------------------------------------------------
                                                      $ 1,510        $ 1,860
============================================================================


    Cash paid for income taxes was approximately $3.4 million, $1 million and $5.5 million for 1997, 1996 and 1995, respectively.

    At December 31, 1997, the Company had $7.3 million in state net operating loss ("NOL") carryforwards. The state NOLs begin to expire in the year 1999. A full valuation allowance has been recorded against the state NOLs based on current separate company income limitations. The Company utilized $4.9 million, $1 million and $.4 million of its state NOLs during 1997, 1996 and 1995, respectively.

NOTE 11 - STOCKHOLDERS' EQUITY:

    The Company's authorized capital stock consists of 20,000,000 shares of $.01 par value common stock and 2,000,000 shares of $.01 par value preferred stock. The preferred stock is issuable in one or more series with such rights, preferences and privileges as the Company's Board of Directors shall determine.

    At December 31, 1997, options for 248,416 shares of common stock were outstanding under the Company's former Restated 1985 Incentive Stock Option Plan (the "1985 Plan"), which was terminated in June 1995. No additional options may be granted under this plan. The 1985 Plan was administered by the Compensation Committee of the Company's Board of Directors. Options were granted under the 1985 Plan at a price not less than 100% of the fair market value of the shares subject to options (or 110% of fair market value in the case of an optionee who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of shares of the Company immediately before such option is granted). Options became exercisable in six equal annual installments beginning on the date of grant and expired ten years from the date of grant.

Broadway & Seymour, Inc.

    During 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") under which options for up to 875,000 shares of the Company's common stock may be granted to key employees and directors. Options for 801,667 shares of common stock were outstanding under the 1996 Plan at December 31, 1997. The 1996 Plan is administered by the Compensation Committee of the Company's Board of Directors which determines the price, exercise date and term (not to exceed 10 years) of each option granted to employees. Options may be granted under the 1996 Plan at a price not less than 100% of the fair market value of the shares subject to options. In addition, the 1996 Plan provides for the formula grant of options to members of the Company's Board of Directors. The Company recognized $.5 million and $.2 million of stock based compensation related to options granted under this plan in its 1997 and 1996 statement of operations, respectively.

    The remaining compensation of $. 8 million from the options granted under this plan will be recognized over the remaining vesting periods of such options, ranging from 2 to 3 years. The following table sets forth the changes in the number of shares subject to options during 1997, 1996 and 1995:

STOCK OPTIONS
------------------------------------------------------------------------------
                                                                      Weighted
                                                                      Average
                                   Number          Option Price       Option
                                   of shares       per Share ($)      Price($)
------------------------------------------------------------------------------
Outstanding at December 31, 1994     995,889         3.14-15.50         9.77
  Granted                            850,500        18.00-28.38        25.05
  Exercised                         (329,184)        3.14-25.50         9.80
  Canceled or expired                (57,116)        3.14-18.00        12.05
                                   ---------

Outstanding at December 31, 1995   1,460,089         3.14-28.38        18.58
  Granted                            790,000         9.50-11.19        10.99
  Exercised                         (103,618)        3.14-15.50         6.99
  Canceled or expired               (829,966)        6.80-25.50        23.12
                                   ---------

Outstanding at December 31, 1996   1,316,505         6.80-25.50        12.10
  Granted                             37,000        11.00-14.00        12.60
  Exercised                         (101,668)        6.80-11.25         9.05
  Canceled or expired               (201,754)        7.75-25.50        15.24
                                   ---------

Outstanding at December 31, 1997   1,050,083         7.75-25.50        11.82
                                   =========
Available for grant at
  December 31, 1997                   73,000
                                   =========


    Pursuant to the requirements of SFAS No. 123, the following disclosures are presented to reflect the Company's pro forma net income (loss) and net income
(loss) per common and common equivalent share, as if the Company had elected to use the fair value method of accounting prescribed by SFAS No. 123, rather than continuing to apply the provisions of APB 25. In preparing these disclosures, the Company has determined the value of all options granted during 1997, 1996 and 1995 using the average value method, as described in SFAS No. 123, and based on an assumed dividend yield rate of 0%, a weighted average risk free rate of 6.1% for 1997, 6.7% for 1996 and 6.8% for 1995 and weighted average expected lives of approximately 5 to 9 years, depending on the grant date. Had compensation expense been determined consistent with SFAS No. 123, utilizing these assumptions and the straight-line amortization method over the vesting period, the Company's net income (loss) and net income (loss) per common and common equivalent share would have been as follows:

(In thousands)                         1997           1996               1995
-----------------------------------------------------------------------------
Net income (loss)                   $ 2,939       $ (2,248)         $ (11,380)
Pro forma adjustment for
  stock compensation expense         (2,460)        (1,470)              (403)
-----------------------------------------------------------------------------
Pro forma net income (loss)         $   479       $ (3,718)         $ (11,783)
=============================================================================

Net income (loss) per common and
  common equivalent share -
  Basic and Diluted                 $  0.32       $  (0.25)         $   (1.32)
Pro forma adjustment for stock
  compensation expense                (0.27)         (0.17)             (0.04)
-----------------------------------------------------------------------------
Pro forma net income (loss) per
  common and common equivalent
  share - Basic and Diluted         $  0.05       $  (0.42)         $   (1.36)
=============================================================================


NOTE 12 - COMMITMENTS, SIGNIFICANT RISKS AND UNCERTAINTIES:

LEGAL MATTERS

    The Company is exposed to a number of asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

                                                        Broadway & Seymour, Inc.

LEASE COMMITMENTS

    The Company leases equipment and facilities under operating leases. Rental expense from operating leases was $3.7 million, $5.2 million and $6.1 million for 1997, 1996 and 1995, respectively. Future minimum lease payments under operating leases having an initial or remaining non-cancelable term in excess of one year are as follows:

                                                           Future Minimum
                                                           Lease Payments
-------------------------------------------------------------------------
Years ending December 31:                                  (In thousands)
1998                                                          $ 2,871
1999                                                            2,910
2000                                                            2,797
2001                                                              538
2002 & thereafter                                               3,663
                                                              -------
                                                              $12,779
=========================================================================

ACQUISITION EARNOUT

    In June 1995, the Company acquired certain assets and liabilities of The MiniComputer Company of Maryland, Inc. ("TMC"). In connection with this acquisition, the sellers of TMC may be entitled to receive additional shares of the Company's common stock through 1998 in the event certain annual financial and other targets are met. In connection with this earn-out provision, the Company issued stock during the years ended 1997 and 1996 valued at approximately $235,000 and $250,000, respectively, to the sellers of TMC and immediately expensed such amounts.

CONCENTRATIONS OF REVENUE

    The business and organizational characteristics of the Company's customer base may vary significantly from period to period and may cause fluctuations in the size and timing of revenue.

    For the periods presented, the Company had two customers that exceeded certain disclosure requirement thresholds and are therefore classified as significant customers.

    In 1997, Chase Manhattan Bank ("Chase") accounted for $10.3 million, or 13%, of the Company's consolidated revenue. Also, in 1997 and 1996, First Data Corp. ("FDC") accounted for $8.0 million, or 10.1%, of consolidated revenue and $9.6 million, or 10.6%, of consolidated revenue, respectively.

    In September 1997, the Company amended its contract with FDC, substantially reducing the scope of work and the amount of future revenue and eliminating certain exclusivity restrictions on the Company. While the Company may provide some ongoing services to FDC, all remaining personnel previously assigned to work with this client have been reassigned to other projects.

GEOGRAPHIC INFORMATION

    The Company's assets are principally located in North America. The Company's revenue is principally generated in North America, however for the years ending December 31, 1997, 1996, and 1995 revenue generated in Europe represented 9.4%, 5.0%, and 2.2% of consolidated revenue, respectively. Since the Company's contracts with non-U.S. customers generally denominate the amount of payments to be received by the Company in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risks. Also, the Company may be subject to currency transaction risks when the Company's contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts.

YEAR 2000 ISSUE

    From the early days of the software industry, many software applications have been designed to store only the last two digits of the four-digit year date, for example, "98" rather than "1998". These applications, and other applications which retrieve or process such data, then "assume" the first two digits of the year date to be "19". Applications designed in this manner may not be able to process dates with years following 1999; for example, "00" may be treated as 1900 rather than the year 2000. Results of this failure to process the date correctly could include miscalculations and system breakdowns. The Company has recognized this potential problem and has reviewed, and when necessary modified, its current software products so that they can process data relating to dates subsequent to December 31, 1999 ("Year 2000 compliance").

Broadway & Seymour, Inc.

    Although the Company believes that its current versions of proprietary software products are Year 2000 compliant, no assurance can be given that additional modifications for Year 2000 compliance will not be necessary. The Company's software systems as installed are integrated with its customers' software and hardware systems and other vendors' software and hardware systems and have, in many cases, been uniquely customized to the customers' specifications. The customers' systems and other vendors' systems with which the Company's systems interoperate may not be Year 2000 compliant. Generally, the operation of the Company's software in these environments or the failure of these systems to be compliant could impact the Year 2000 compliance of the Company's systems and the Company may incur costs in ascertaining the cause of the failure and modifying its software.

    In addition to its proprietary software products, the Company offers related software products developed and provided by other software vendors. The Company is seeking assurances from these vendors that such products are compliant. However, the risks of interoperability with other software products exist for these products as well. While in some cases the Company has Year 2000 compliance obligations to its customers for such third party products, the Company believes that the vendors of such products bear primary responsibility for such obligations. Any costs of modifying software products to address Year 2000 compliance are being expensed as incurred.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The fair value of the Company's financial instruments such as cash and short-term investments, trade receivables, trade payables and notes payable approximates the carrying value of such instruments at December 31, 1997. All of the Company's financial instruments are held for purposes other than trading.


NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for 1997 and 1996 is as follows:

Quarter ended:                    12/31/97    9/30/97    6/30/97    3/31/97   12/31/96    9/30/96    6/30/96    3/31/96
------------------------------------------------------------------------------------------------------------------------
                                   (In thousands, except per share data)       (In thousands, except per share data)
Revenue                           $ 21,344   $ 19,451   $ 19,103   $ 19,659   $ 21,515   $ 19,479   $ 23,624   $ 24,733
Cost of revenue                     13,556     11,618     12,340     13,600     15,095     17,641     18,904     18,061
Operating expenses                   6,641      6,672      6,328      5,452      6,416      8,591      7,249      7,652
Gain (loss) on disposition of
  non-strategic business units          --        169        896         91      1,809       (430)     8,273         --
Net interest income (expense)          251        267        130        184         31         35        (78)      (175)
------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes    1,398      1,597      1,461        882      1,844     (7,148)     5,666     (1,155)
Income tax benefit (provision)        (597)      (724)      (676)      (402)      (694)     2,343     (3,424)       320
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                 $    801   $    873   $    785   $    480   $  1,150   $ (4,805)  $  2,242   $   (835)
========================================================================================================================
Net income (loss) per share:
- Basic                           $   0.09   $   0.10   $   0.09   $   0.05   $   0.13   $  (0.54)  $   0.25   $  (0.09)
- Diluted                         $   0.09   $   0.09   $   0.09   $   0.05   $   0.13   $  (0.54)  $   0.25   $  (0.09)

                                                        Broadway & Seymour, Inc.

                                               REPORT OF INDEPENDENT ACCOUNTANTS




TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF BROADWAY & SEYMOUR, INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Broadway & Seymour, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards that require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                   /s/ Price Waterhouse LLP

                                       Price Waterhouse LLP
                                       Charlotte, North Carolina
                                       February 6, 1998

Broadway & Seymour, Inc.

CORPORATE INFORMATION


BOARD OF DIRECTORS

Steven S. Elbaum(2)
Chairman and Chief Executive Officer,
The Alpine Group, Inc.;
President and Chief Executive Officer,
Superior Telecom Inc.

David A. Finley(2)
Private Investor;
President,
Investment Management Partners, Inc.;
Treasurer (retired),
International Business Machines Corporation

Robert J. Kelly(1)
Private Investor,
Co-Chairman (retired),
Ernst & Young, LLP

George L. McTavish(1)
Chairman and Chief Executive Officer,
Aurora Electronics, Inc.

Roger Noall(1)
Executive,
KeyCorp.

William G. Seymour(2)
President,
PriMax Properties, LLC

Alan C. Stanford
Chairman and Chief Executive Officer,
Broadway & Seymour, Inc.

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
NationsBank Corporate Center
Charlotte, North Carolina  28202

TRANSFER AGENT

Wachovia Bank of North Carolina, N.A.
Post Office Box 3001
Winston-Salem, North Carolina  27102

NASDAQ Symbol:  BSIS



ANNUAL STOCKHOLDERS' MEETING

The Annual Stockholders' Meeting of Broadway & Seymour, Inc. will be held on Friday, May 8, 1998 at 10:00 a.m. at the Hilton Hotel (formerly the Westin Hotel), 222 East Third Street, Charlotte, North Carolina 28202. A Form Proxy and Proxy Statement are being mailed to stockholders with this report.

ADDITIONAL INFORMATION

For additional information about Broadway & Seymour, Inc. or its subsidiaries, please contact:

Keith B. Hall
Vice President and Chief Financial Officer
Broadway & Seymour, Inc.
128 South Tryon Street
Charlotte, North Carolina  28202
(704) 372-4281
e-mail: keith.hall@bsis.com

A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) will be furnished, without charge, to any stockholder upon written request to the contact listed above.


COMPANY FACILITIES

Headquarters and Corporate Offices
Broadway & Seymour, Inc.
128 South Tryon Street
Charlotte, North Carolina  28202
(704) 372-4281
http://www.bsis.com


OPERATING LOCATIONS

CUSTOMER RELATIONSHIP MANAGEMENT
Broadway & Seymour
128 South Tryon Street
Charlotte, North Carolina  28202
(704) 372-4281

LEGAL AND PROFESSIONAL SERVICES
Elite Information Systems
3415 South Sepulveda Boulevard
Suite 500
Los Angeles, California  90034
(310) 398-4900

Products mentioned in this publication are used for identification purposes only and may be trademarks of Broadway & Seymour, Inc., it subsidiaries, or third-party holders.