Form 10-K/A, Exhibit 13
period 1997-12-31
BROADWAY & SEYMOUR INC
filed 1998-04-22
CIK 885533

FINANCIAL
TABLE OF CONTENTS

11            Selected Financial Data

12 Management's Discussion and Analysis of Financial Condition and Results of Operations

18            Consolidated Statement of Operations

19            Consolidated Balance Sheet

20            Consolidated Statement of Cash Flows

21            Consolidated Statement of Changes in Stockholders' Equity

22            Notes to the Consolidated Financial Statements

31            Report of Independent Accountants

32            Corporate Information

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

                                                        Broadway & Seymour, Inc.

                                                      CONSOLIDATED BALANCE SHEET


(In thousands, except share data)                              As of December 31,
                                                              1997           1996
---------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                               $ 17,965       $ 15,010
  Receivables                                               29,372         25,706
  Inventories                                                  828            890
  Deferred income taxes                                      2,945          4,417
  Other current assets                                       1,300          1,308
---------------------------------------------------------------------------------
      Total current assets                                  52,410         47,331

Property and equipment, net                                  5,154          6,291
Software costs, net                                          3,630          4,748
Intangible assets, net                                       6,064          7,346
Other assets                                                    85            758
---------------------------------------------------------------------------------
                                                          $ 67,343       $ 66,474
=================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable and current portion of long-term debt     $    138       $    473
  Accounts payable-trade                                     6,325          5,836
  Accrued compensation                                       2,295          2,615
  Estimated liabilities for contract losses                  1,162          2,922
  Other current liabilities                                  3,807          4,554
  Deferred revenue and customer deposits                    11,732         12,476
  Income taxes payable                                       2,379          2,548
---------------------------------------------------------------------------------
      Total current liabilities                             27,838         31,424

Long-term debt                                                                138
---------------------------------------------------------------------------------
Deferred income taxes                                        1,435          2,557
---------------------------------------------------------------------------------
Other liabilities                                              697            165
---------------------------------------------------------------------------------
Stockholders' equity:
  Common stock, $.01 par value; Authorized 20,000,000
    shares; Issued 9,228,623 and 8,988,608 shares,
    respectively                                                92             90
  Paid-in capital                                           38,518         36,276
  Treasury stock, at cost, 38,552 shares                      (492)          (492)
  Accumulated deficit                                         (745)        (3,684)
---------------------------------------------------------------------------------
      Total stockholders' equity                            37,373         32,190
---------------------------------------------------------------------------------
                                                          $ 67,343       $ 66,474
=================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Broadway & Seymour, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS



                                                               For the Years Ended December 31,
(In thousands, except per share data)                              1997        1996        1995
-----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                            $  2,939    $ (2,248)   $(11,380)
  Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities:
    Depreciation and amortization                                 5,687       8,888      12,890
    Restructuring and impairment costs                             (706)      2,319       2,921
    Gain on sale of non-strategic business units                 (1,155)     (9,652)         --
    Deferred income taxes                                           350      (1,511)     (7,123)
    Loss (gain) on disposal of property and equipment                47         (11)         90
    Changes in assets and liabilities excluding
    effects of businesses divested:
      Receivables                                                (4,166)     (3,337)     (2,680)
      Inventories                                                    62        (578)         --
      Other assets                                                  590        (542)        252
      Accounts payable-trade                                        489         (75)     (3,509)
      Accrued compensation                                          457        (104)       (121)
      Other liabilities                                          (2,475)     (9,102)      7,403
      Deferred revenue and customer deposits                        464       4,170       4,791
      Income taxes                                                 (102)      4,456      (3,244)
-----------------------------------------------------------------------------------------------
    Net cash provided (used) by operating activities              2,481      (7,327)        290
-----------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and equipment                             (2,492)     (3,337)     (6,660)
  Investment in software costs                                     (239)     (1,576)     (2,193)
  Proceeds from sale of businesses                                1,736      31,219       2,088
  Cash used in business acquisitions                                 --        (864)     (1,479)
-----------------------------------------------------------------------------------------------
    Net cash provided (used) by investing activities               (995)     25,442      (8,244)
-----------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (payments) under credit facility                    --      (5,217)      5,217
  Proceeds from issuance of long-term debt and notes payable         --         251         572
  Payment of notes payable and long-term debt                      (473)     (1,860)     (1,186)
  Proceeds from issuance of common stock                          1,942       1,668       3,765
-----------------------------------------------------------------------------------------------
    Net cash provided (used) by financing activities              1,469      (5,158)      8,368
-----------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                         2,955      12,957         414
Cash and cash equivalents, beginning of period                   15,010       2,053       1,639
-----------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                       $ 17,965    $ 15,010    $  2,053
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