Form 10-K, Exhibit 13
period 1998-12-31
BROADWAY & SEYMOUR INC
filed 1999-03-10
CIK 885533

FINANCIAL TABLE OF CONTENTS                                                                               PAGE
---------------------------                                                                               ----

Selected Financial Data                                                                                    2

Management's Discussion and Analysis of Financial Condition and Results of Operations                      3

Consolidated Statement of Operations                                                                      15

Consolidated Balance Sheet                                                                                16

Consolidated Statement of Changes in Stockholders' Equity                                                 17

Consolidated Statement of Cash Flows                                                                      18

Notes to the Consolidated Financial Statements                                                            19

Report of Independent Accountants                                                                         30

SELECTED FINANCIAL DATA


CONSOLIDATED OPERATIONS:                                   1998           1997          1996           1995           1994
----------------------------------------------------------------------------------------------------------------------------

Net revenue                                             $  69,035      $  79,559     $  89,351      $ 114,738      $ 132,858
Operating costs and expenses                               82,948         76,208        99,609        130,583        118,983
                                                        ---------      ---------     ---------      ---------      ---------
Operating income (loss)                                   (13,913)         3,351       (10,258)       (15,845)        13,875
                                                        ---------      ---------     ---------      ---------      ---------
Gain on disposition of non-strategic business units         1,917          1,155         9,652             --             --
Net interest income (expense)                                 857            832          (187)          (493)          (821)
                                                        ---------      ---------     ---------      ---------      ---------
Income (loss) before income taxes                         (11,139)         5,338          (793)       (16,338)        13,054
Income tax (provision) benefit                              3,542         (2,399)       (1,455)         4,958         (5,858)
                                                        ---------      ---------     ---------      ---------      ---------
Net income (loss)                                       $  (7,597)     $   2,939     $  (2,248)     $ (11,380)     $   7,196
                                                        =========      =========     =========      =========      =========
Net income (loss) per share:
      Basic                                             $   (0.86)     $    0.32     $   (0.25)     $   (1.32)     $    0.85
      Diluted                                           $   (0.86)     $    0.32     $   (0.25)     $   (1.32)     $    0.85


SELECTED BALANCE SHEET DATA                              12/31/98       12/31/97      12/31/96       12/31/95       12/31/94
----------------------------------------------------------------------------------------------------------------------------

Working capital (deficit)                               $  14,070       $ 24,572     $  15,907      $     490      $    (407)

Total assets                                            $  65,096       $ 67,343     $  66,474      $  83,245      $  75,683

Long-term debt, including current portion                      --       $    138     $     611      $   2,373      $   1,765

Stockholders' equity                                    $  25,019       $ 37,373     $  32,190      $  32,437      $  34,780

         The selected financial data includes the results of acquired businesses from the date of acquisition and, in the case of Micro/Resources, Inc. (accounted for using the pooling of interests method), for all periods presented. The comparability of the results of operations for the periods presented are also impacted by dispositions of certain businesses as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and by the acquisition of certain businesses in 1995 and 1994.

MARKET FOR COMMON STOCK

         The Company's common stock, $.01 par value, trades on the National Association of Securities Dealers, Inc. Nasdaq National Market System ("Nasdaq") under the symbol BSIS. The following table shows the price range in the Company's common stock for the past two fiscal years:

Quarter ended:      12/31/98   9/30/98   6/30/98   3/31/98   12/31/97    9/30/97    6/30/97    3/31/97
------------------------------------------------------------------------------------------------------

High                  $3.75     $7.63     $8.00     $9.06     $11.75     $14.38     $13.13     $13.25
Low                   $2.25     $3.25     $5.25     $7.13     $ 7.38     $ 9.50     $10.67     $10.38

                            BROADWAY & SEYMOUR, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

         Broadway & Seymour, Inc. (the "Company") is a software product and services company, providing integrated solutions to the financial, legal and professional services markets. The Company serves these markets through three separately managed operating segments that are summarized below:

         Elite Information Systems, Inc. ("Elite"), the Company's legal and professional services business, is based in Los Angeles, California and provides a suite of practice management software products including integrated time and billing, general ledger and practice management solutions as well as consulting services to the legal and professional services markets. Elite's software products are often sold with related services to aid the customer in implementation, data conversion and user training efforts.

         Broadway & Seymour, the Company's customer relationship management business (the "CRM business"), is based in Charlotte, North Carolina and provides product-based and services-based solutions that address the customer relationship management needs of the financial services industry. The CRM business' product-based solutions for customer relationship management include the proprietary software products TouchPoint(TM), CRISP(TM) and BANCStar(R), which are generally integrated and customized to provide a tailored business solution to banks and other financial institutions. Through its services-based solutions, the CRM business provides consulting and system integration and custom development services focused on customer relationship management.

         The MiniComputer Company of Maryland, Inc. ("TMC"), based in HuntValley, Maryland, is a marketer of proprietary time and billing software, custom programming services and other computer related services primarily to law firms. The majority of TMC's operations are focused on supporting existing customers that have previously licensed TMC's software product. Subsequent to the period covered by this report the Company signed a definitive stock purchase agreement (effective March 5, 1999) to sell all of the outstanding shares of TMC to a holding company owned by TMC management.

         This Annual Report may contain certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that represent the Company's expectations or beliefs concerning future events or projected financial results. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in certain forward-looking statements include the timing and amount of revenue that may be recognized by the Company, continuation of current expense trends, absence of unforeseen changes in the Company's markets, continued acceptance of the Company's services and products and general changes in the economy, as well as matters discussed in "Risks and Uncertainties" below. There can be no assurances that projected results will be achieved and actual results could differ materially.

1998 COMPARED TO 1997


                                                                         1998
                                                              (IN THOUSANDS, UNAUDITED)

                                                                                    Reconciling
                                 Elite         CRM           TMC   Headquarters (1)  Items (2)  Consolidated
                                 -----         ---           ---   ----------------  ---------  ------------

Revenue                        $ 41,693     $ 23,973      $  2,805     $     --      $    564     $ 69,035

Cost of revenue                  24,161       21,804         2,266        2,254            --       50,485
                               ---------------------------------------------------------------------------
Gross margin                     17,532        2,169           539       (2,254)          564       18,550

Research and development          3,059        4,443            --           --            --        7,502

Sales and marketing               8,901        4,333            --           --            --       13,234

General and administrative        2,368        4,413           191        4,116            --       11,088

Restructuring                        --           --            --          639            --          639
                               ---------------------------------------------------------------------------
Operating income (loss)        $  3,204     $(11,020)     $    348     $ (7,009)     $    564     $(13,913)
                               ---------------------------------------------------------------------------

                                                                         1997
                                                              (IN THOUSANDS, UNAUDITED)

                                                                                    Reconciling
                                 Elite         CRM           TMC   Headquarters (1)  Items (2)  Consolidated
                                 -----         ---           ---   ----------------  ---------  ------------

Revenue                        $ 31,086     $ 42,270      $  2,847     $     --      $  3,356     $ 79,559

Cost of revenue                  19,430       24,087         2,337        2,016         1,924       49,794
                               ---------------------------------------------------------------------------
Gross margin                     11,656       18,183           510       (2,016)        1,432       29,765

Research and development          1,470        3,415            --           --           983        5,868

Sales and marketing               5,933        4,720            23           --           425       11,101

General and administrative        1,778        4,110           215        4,048            --       10,151

Restructuring                        --           --            --         (706)           --         (706)
                               ---------------------------------------------------------------------------
Operating income (loss)        $  2,475     $  5,938      $    272     $ (5,358)     $     24     $  3,351
                               ---------------------------------------------------------------------------


(1) Headquarters includes the non-allocated costs such as professional fees, property and casualty insurance, directors and officers insurance, the costs of the corporate executive and legal departments, restructuring charges and amortization expense associated with the excess costs over the fair value of assets acquired in the Elite and TMC purchase transactions.
(2) Reconciling items include the results of operations from disposed business units (see separate discussion and analysis under "Significant Transactions").

Elite

         Revenue from the Company's Elite legal and professional services business increased $10.6 million in 1998 from 1997. This 34% increase was due in part to increased emphasis on expanding sales to existing customers but was principally due to work performed under new contracts to provide professional service firms with the Elite suite of products. In 1998 Elite's volume of new contract signings increased 67% over the prior year. Management also believes that the increases in revenue were due to Elite's introduction of products utilizing a wider variety of database platforms. Also, the functionality of existing products was enhanced with multi-language and multi-currency capabilities. The expansion of Elite's customer base has also increased customer support and training revenue. In addition, management believes the Year 2000 issue may have focused an increasing number of professional service firms on replacing their existing systems by the end of 1999.

         Elite's gross margin increased to $17.5 million (or 42% of revenue) in 1998 from $11.7 million (or 37% of revenue) in 1997. This improvement reflects the increases in revenue noted above without corresponding equivalent increases in costs of revenue. A substantial part of Elite's costs of revenue are expenses for deployable resources such as implementation personnel and contract labor. The improved margin reflects a more efficient utilization of these resources and a lower proportion of contract labor in 1998. In addition, a more favorable sales mix with lower third party hardware content also improved the gross margin.

         Research and development expenses increased by $1.6 million in 1998 to $3.1 million (or 7% of revenue) from $1.5 million (or 5% of revenue) in 1997. The increase was principally related to efforts during the year to develop the next version of the Elite suite of products, a 32-bit system with enhanced query capabilities and object-oriented architecture. In addition, Elite's 1998 research and development efforts included enhancement of its software products to work on additional platforms as well as adding functionality. The Company is committed to maintaining its research and development efforts so it can continue to provide marketable software solutions as the needs of its customer base and target markets change.

         Sales and marketing expenses increased $3.0 million in 1998 to $8.9 million (or 21% of revenue) from $5.9 million (or 19% of revenue) in 1997 due primarily to higher commissions related to the increased revenue. In 1998, Elite also started a new sales incentive plan that increased awards for contract signings and added a number of additional sales people.

         General and administrative expenses increased by $.6 million in 1998 to $2.4 million (or 6% of revenue) from $1.8 million (or 6% of revenue), due primarily to higher occupancy costs related to a move to a new office facility and additional support expenses related to business growth.


CRM Business

         Revenue from the Company's CRM business decreased $18.3 million or 43% in 1998 when compared to 1997. This decrease reflects a $10.0 million decline in services-based revenue and a $8.3 million decline in revenue from product-based solutions.

         The decrease in custom services revenue was principally the result of the Company amending its contract in late 1997 with a significant customer, substantially reducing the scope of work and the amount of future revenue for the Company. Revenue from this customer in 1997 was $8.0 million and in 1998 it was $1.4 million.

         Product-based solutions revenue declined principally due to the completion of several projects with existing customers and a lack of new customers to offset the loss of revenue. Management believes the CRM business' ability to obtain new or expanded CRM business during 1998 was negatively impacted by consolidations in the financial services industry, a lengthy sales cycle for a relatively new product and industry focus on the Year 2000 issue. To address these declines in revenue from the CRM business, the Company has added two new experienced sales professionals, a new product development manager, implemented a solutions selling program and changed its marketing plan to focus on new business origination in both service-based and product-based CRM engagements.

         Gross margin for the CRM business decreased to 9% of revenue (or $ 2.2 million) for 1998 from 43% of revenue (or $18.2 million) for 1997. The lower gross margin in 1998 is largely the result of significantly lower revenue levels without corresponding decreases in costs. The majority of the CRM business' costs of revenue are for deployable resources such as technical personnel and contract labor. Personnel levels are based, in part, on expectations for work efforts needed to generate future revenue and are relatively fixed in the short-term. Although the CRM business has had declines in personnel levels in 1998, these declines were partially offset by increases in compensation and other costs necessary to retain, train or recruit highly skilled personnel in a very competitive environment.

         Research and development expenses for 1998 increased by $1.0 million ($1.8 million before software capitalization) to $4.4 million in 1998 (or 19% of revenue) from $3.4 million (or 8% of revenue) in 1997. Research and development efforts in the CRM business include work on the next TouchPoint releases and new TouchPoint functionality, including a JAVA-based bank teller application. The Company is committed to maintaining its research and development efforts so it can continue to meet the needs of its customer base and target markets.

         Sales and marketing and general and administrative expenses for the CRM business remained relatively consistent with the prior year.


TMC

         The majority of TMC's revenue is earned from maintenance support contracts with customers that have previously licensed its proprietary software product. TMC's revenue remained consistent at $2.8 million for both 1998 and 1997.

         Gross margin increased in 1998 to 19%, compared to 18% in 1997. The increase in gross margin reflects consistent revenue levels in 1998 and 1997 while reducing personnel related expenses by $.1 million and depreciation and other equipment expenses also decreased approximately $.1 million.

         TMC operating expenses remained fairly constant at $.2 million in 1998 and 1997.

1997 COMPARED TO 1996

                                                                    1997
                                                         (IN THOUSANDS, UNAUDITED)

                                                                                    Reconciling
                                  Elite         CRM          TMC   Headquarters (1)  Items (2)  Consolidated
                                  -----         ---          ---   ----------------  ---------  ------------

Revenue                         $ 31,086     $ 42,270     $  2,847     $     --      $  3,356     $ 79,559

Cost of revenue                   19,430       24,087        2,337        2,016         1,924       49,794
                                --------------------------------------------------------------------------
Gross margin                      11,656       18,183          510       (2,016)        1,432       29,765

Research and development           1,470        3,415           --           --           983        5,868

Sales and marketing                5,933        4,720           23           --           425       11,101

General and administrative         1,778        4,110          215        4,048            --       10,151

Restructuring                         --           --           --         (706)           --         (706)
                                --------------------------------------------------------------------------
Operating income (loss)         $  2,475     $  5,938     $    272     $ (5,358)     $     24     $  3,351
                                --------------------------------------------------------------------------


                                                                    1996
                                                         (IN THOUSANDS, UNAUDITED)

                                                                                    Reconciling
                                  Elite         CRM          TMC   Headquarters (1)  Items (2)  Consolidated
                                  -----         ---          ---   ----------------  ---------  ------------

Revenue                         $ 22,756     $ 31,902     $  3,333     $     --      $ 31,360     $ 89,351

Cost of revenue                   16,420       22,556        2,825        2,016        24,145       67,962
                                --------------------------------------------------------------------------
Gross margin                       6,336        9,346          508       (2,016)        7,215       21,389

Research and development             649        2,236           --           --         2,945        5,830

Sales and marketing                4,573        3,982           29           --         3,731       12,315

General and administrative         1,674        4,910          264        3,061         1,274       11,183

Restructuring                         --           --           --        2,319            --        2,319
                                --------------------------------------------------------------------------
Operating income (loss)         $   (560)    $ (1,782)    $    215     $ (7,396)     $   (735)    $(10,258)
                                --------------------------------------------------------------------------



(1) Headquarters includes the non-allocated costs such as professional fees, property and casualty insurance, directors and officers insurance, costs of the corporate executive and legal departments, restructuring charges and amortization expense associated with the excess costs over the fair value of assets acquired in the Elite and TMC purchase transactions.

(2) Reconciling items include the results of operations from disposed business units (see separate discussion and analysis under "Significant Transactions").

Elite

         Elite revenue increased $8.3 million in 1997 from 1996. This 37% increase was principally due to increased contract signings over the prior year and additional custom programming and training revenue in excess of the original contract amounts. In addition, Elite increased its sales of add-on modules to existing customers as well as customer support revenue, reflecting an expanding customer base.

         Gross margins increased to 37% of revenue (or $11.7 million) from 28% of revenue (or $6.3 million) for 1997 and 1996, respectively. This improvement reflects the increases in revenue noted above without corresponding proportionate increases in costs of revenue. A substantial part of Elite's costs of revenue are expenses for deployable resources such as implementation personnel and contract labor. The improved margin reflects a more efficient utilization of these resources and a lower proportion of contract labor in 1997.

         Research and development expenses for 1997 increased $.8 million to $1.5 million (or 5% of revenue) from $.7 million (or 3% of revenue) in 1996 due to expenditures related principally to the ongoing development of the Company's Elite software products, including efforts to expand the ability of the software to function on additional database platforms.

         Sales and marketing activities increased $1.3 million in 1997 to $5.9 million (or 19% of revenue) from $4.6 million (or 20% of revenue) in 1996. The overall increase in sales and marketing expenses is related to business development efforts, increased marketing and higher commissions and incentive awards for new business growth achieved in the period.

         General and administrative expenses for 1997 remained relatively consistent with 1996.


CRM Business

         Revenue from the CRM business increased $10.4 million in 1997 compared to 1996. This increase was principally the result of continued revenue growth from the Company's TouchPoint solution, which increased $18.6 million over the prior year, reflecting several new engagements with leading financial institutions. Revenue from its BANCStar and CRISP products grew at a much lower rate, reflecting the relative maturity of these products in the marketplace. Decreases in revenue from other areas (systems integration, custom development, training and other services) of $9 million reflected the Company's strategy, at that time, to focus more on sales of the product-based solutions.

         Gross margin for the CRM business increased to 43% of related revenue (or $18.2 million) from 29% of related revenue (or $9.3 million) for 1997 and 1996, respectively. The majority of costs of revenue are direct project expenses such as personnel costs, contract labor and the costs of purchasing third party products for resale to customers. The overall improvement in gross margin in 1997 reflects improved utilization of project resources, improved pricing, as well as an increase in the number of higher margin time and materials engagements.

         Research and development expenses for 1997 increased by $1.2 million from 1996 due to expenditures related principally to the ongoing development of the Company's TouchPoint solution. The Company is committed to maintaining its research and development efforts to enhance and support its existing and future software products.

         Sales and marketing activities increased $.7 million to $4.7 million in 1997 from $4.0 million in 1996. Overall the increase in sales and marketing expense is related to business development efforts, increased marketing and higher commissions and incentive awards for new business growth achieved in the period.

         General and administrative expenses decreased to $4.1 million, or 10 % of revenue, in 1997 from $4.9 million, or 15% of revenue, in 1996 principally due to lower depreciation expense in 1997 as compared to 1996.

TMC

         Revenue from TMC decreased $.5 million in 1997 from 1996. The majority of TMC's revenue is earned from maintenance support contracts with customers that have previously licensed its proprietary software products. However, the decrease in revenue from 1996 to 1997 reflects a decline in software customization fees and sales of third party hardware products from one year to the next.

         Gross margins for TMC increased to 18% of related revenue (or $.5 million) in 1997 from 15.2% of related revenue (or $.5 million) in 1996 due to a $.5 million reduction in costs in 1997.

         Operating expenses for TMC remained fairly constant at $.2 million in 1997 and $.3 million in 1996.


SIGNIFICANT TRANSACTIONS

         The following is a brief summary of the significant transactions that have had a material effect on the Company's historical operating results and financial condition. See the notes to the Company's Consolidated Financial Statements, included herein, for additional discussion related to such transactions.

Dispositions:

         In September 1997, the Company sold substantially all of the assets, including proprietary rights, object code and source code, related to its VisualImpact(TM) software product line, resulting in a $.2 million gain. For the years ended December 31, 1997 and 1996, the VisualImpact product line contributed revenue of approximately $3.0 million in each year. The VisualImpact product line had operating income of $. 4 million in 1997 and operating losses of $.6 million in 1996. Subsequent to the sale and under the terms of the sale agreement, the Company has received royalties from the buyer of the VisualImpact product line of approximately $.2 million in 1997 and $.6 million in 1998.

         In November 1996, the Company sold all of the issued and outstanding common stock of its wholly owned subsidiary, Corbel & Co. ("Corbel"), which included the assets of EBG & Associates, Inc. (acquired in January 1995), resulting in a gain of $.9 million. The Company received a net earnout payment of $1.6 million in 1998 based on Corbel's operating performance. No additional earnout payments are due to the Company. In 1996 (prior to the sale), Corbel contributed revenue of $17.4 million and operating income of $3.4 million. However, revenue and operating income for 1996 include a one-time software license fee of $5.0 million from a single transaction.

         In May 1996, the Company sold substantially all of the assets of its Asset Management Services group ("AMSG"), which included BancCorp Systems Inc. (acquired in January 1995). The gain on the sale of AMSG was $8.7 million. In 1996 (prior to the sale), AMSG's revenue was $5.8 million, and its operating losses for the same period were $2.8 million. In addition, in 1996, subsequent to the sale of AMSG, the Company recorded an additional $4.0 million of non-recurring revenue, and approximately $3 million of expense related to certain professional and transition services provided to the purchaser of AMSG under agreements entered into at the time of the sale.

         In 1996 the Company received $.5 million related to certain software license fees, software maintenance and transition services provided to the purchaser of its wholly owned subsidiary, Liberty Software Inc. The Company incurred substantially no expense in connection with this revenue.

Impairment of Long-Term Assets and Restructuring of Operations:

         In 1998 the Company incurred restructuring charges of $.6 million for termination benefits for 17 people related to the Company's efforts to re-size its CRM staff, reflecting changing business conditions. In 1998 the Company utilized cash of approximately $.4 million for termination benefits and has paid approximately $.2 million in January 1999.

         In August 1996, the Company developed a plan to close the National Pension Alliance ("NPA"), a partnership of which Corbel/NPA, Inc., a wholly owned subsidiary of the Company, was a 75% general partner. For the year ended December 31, 1996 NPA had revenue of $.6 million, and a loss before restructuring charges of $2.3 million. The Company reserved approximately $2.5 million related to the exit costs of NPA, including $1.3 million for customer refunds, $.8 million related to asset write-offs, and $.4 million related to employee severance costs. During the year ended 1996, $1.3 million, related principally to customer refunds and asset write-offs was charged against the reserve, using $1.0 million of cash. In

1997, the Company charged approximately $.7 million against the accrual, using cash of $.4 million, relating principally to employee severance costs, asset write-offs and customer refunds and reduced its estimate of the remaining cost to complete the exit plan by $.5 million. As of December 31, 1997 the restructuring was completed.


RISKS AND UNCERTAINTIES

Concentration of Revenue Sources:

         The business and organizational characteristics of the Company's customer base may vary significantly from period to period and may cause fluctuations in the size and timing of revenue.

         The majority of Elite's revenue is concentrated in the legal services industry. However, no single customer accounts for 10% or more of Elite's revenue.

         The majority of the CRM business revenue is concentrated among a few customers in the financial services industry. In 1998, 1997 and 1996 the 5 largest CRM business customers accounted for approximately 73%, 62% and 68%, respectively, of the CRM business' revenue and 25%, 37% and 24% of consolidated revenue for the same periods.

         For the periods presented, the CRM business had two customers that exceeded certain disclosure requirement thresholds and are therefore classified as significant customers. In 1998 and 1997, Chase Manhattan Bank ("Chase") accounted for $8.3 million, or 12.1%, and $10.3 million, or 13%, of the Company's consolidated revenue, respectively. Also, in 1997 and 1996 First Data Corp. ("FDC") accounted for $8.0 million, or 10.1%, and $9.6 million, or 10.6%, of consolidated revenue, respectively.


Fluctuations in Operating Results:

         The Company's personnel and other operating expenses are based in part on its expectations for work efforts needed to generate future revenue and are relatively fixed in the short-term. If the Company is unable to generate significant new engagements, or if there is any delay or cancellation of engagements in a particular period, there could be a material adverse affect on the Company's financial condition and results of operations.

         Management believes that the Company could experience significant fluctuations in future operating results as a result of several factors, including the size and timing of customer engagements; the length of the sales cycle; market acceptance of its software systems and services; technological changes in computer systems and environments; changes in the Company's or its competitors' pricing policies; the Company's success in expanding to new markets; the mix of software systems and services; and changes in general economic conditions.

         As a result of all of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Volatility of the Financial Services Market:

         The Company derives a significant portion of its CRM business revenue from bank customers and other segments of the financial services industry. As a result of economic and regulatory factors, banks and other segments of the financial services industry are consolidating, and over the last few years a number of the Company's clients and prospects have been acquired. The Company anticipates that this trend toward consolidation may continue. No assurance can be given that such consolidation will not have a material adverse effect on the Company's financial condition and results of operations.

Year 2000 Issues:

Overview

         Many software products, custom-developed software, and products embedded with microprocessor chips were designed to store, process or perform calculations using only the last two digits of a four-digit year date, for example, "98" rather than "1998". These software systems and embedded products may assume the first two digits of the year date to be "19" and as such they may not be able to process dates with years following 1999. For example, "00" may be treated by certain software systems as the year 1900 rather than the year 2000. Results of this failure to process the date correctly could include miscalculations, unpredictable or inconsistent results or complete system failures. Companies in all lines of business face issues in addressing whether their software products, custom developed software and third party software used internally, sold by the company or used by its vendors or customers or other entities upon which the company relies, will be able to process data properly relating to dates subsequent to December 31, 1999 ("Year 2000 compliance").

State of Readiness

         The Company has recognized the need to address the Year 2000 compliance issues and in 1997 established a Year 2000 compliance committee to supervise and monitor the planning, performance and assessment of the Company's Year 2000 compliance efforts. This committee has involved members of senior management, product development leaders, information systems management, facilities management and corporate finance management in efforts to develop a comprehensive and coordinated Year 2000 compliance effort. The chairman of the committee periodically reports plans, progress and issues to executive management and the audit committee of the Board of Directors.

         Beginning in the second half of 1997, the Company began developing an inventory list of all its proprietary software products, third party products it incorporates in its products or resells, infrastructure and internal use products, facilities and office service systems and hardware products upon which it relies. Upon completion of the inventory list, the Company's Year 2000 committee appointed individual team leaders from various functional areas to be responsible for the efforts of assessing Year 2000 compliance for each of the inventory list items.

         Proprietary Software Products and Custom Developed Software: In 1997, the Company adopted the widely accepted definition for Year 2000 readiness set out in the "Compliance with British Standards Institution DISC PD2000-1 for Year 2000". In May 1998, following a period of assessment and testing, the Company issued its Year 2000 readiness statement which specifically identified the current versions of each of the Company's proprietary products that met the adopted standard. The Company continues to test new versions of its products for compliance with this standard on an ongoing basis. The Company believes that its current versions of proprietary software products are Year 2000 compliant; however, no assurance can be given that additional modifications for Year 2000 compliance will not be necessary. The Company's software products are integrated with its customers' software and hardware systems and have, in many cases, been uniquely customized to the customers' specifications. The Company has generally not tested its products as integrated in its customers' operating environments, although it is in the process of developing methods to do so for current TouchPoint customers. The customers' systems with which the Company's products interoperate may not be Year 2000 compliant which may affect the operation of the Company's products. As a result the Company, in the course of providing its software maintenance services, may incur costs in ascertaining the cause(s) of system failures not caused by its own products. Such costs, if any that the Company may incur are not estimable, but will generally be charged to customers.

         Many of the Company's former customers and current customers presently use earlier versions of the Company's software products, and/or associated custom or systems integration code, that are not Year 2000 compliant. The Company has made efforts to communicate with these customers to advise them that they will need to upgrade to a Year 2000 compliant version of the Company's software product, revise custom code or implement other alternatives to meet their business needs. Customers paying support fees are entitled to receive software product upgrades as part of their regular maintenance contracts. Customers who have not maintained support agreements with the Company may purchase such upgrades. Changes to custom or systems integration code provided by the Company that is not Year 2000 compliant are not covered by customer maintenance agreements. Customers may perform such changes themselves, engage the Company to perform such changes, or, in some cases, engage third parties to perform such changes. Customers may need to upgrade third party products and their host software and hardware systems that share data or interoperate with the Company's products in order to utilize the

Company's software upgrades or modified custom or systems integration code. Such costs could impact customer purchasing decisions and may lead customers to choose alternatives to the Company's products or services.

         Third Party Products: Third party products embedded within the Company's products are included in the test plans and compliance efforts that the Company already has underway for its own products. In addition, the Company has obtained certification of Year 2000 compliance from each third party vendor whose products are embedded in the Company's products or that are resold by the Company.

         Infrastructure and Third Party Products Used Internally: The Company has obtained certification of Year 2000 compliance from each of the vendors of its internal use information technology systems. The Company is developing test plans for these internal use systems following the same guidelines and standards that it has used for its own products. Currently the Company anticipates having all test plans developed for critical internal use technology systems by mid-1999. The Company also intends to begin testing during that period and will continue testing through 1999.

         During the first half of 1999, the Company will begin developing a contingency plan against Year 2000 failure for its mission critical software applications, hardware and other systems.

         The majority of non-information technology systems on which the Company relies in its operations are owned and managed by the lessors of the buildings in which the Company's offices are located. The Company has developed checklists of critical systems upon which it relies and certification documents are being sought from its lessors and other appropriate providers as applicable regarding Year 2000 compliance of their systems. The Company will prioritize these systems and develop test plans based on the responses it receives, or does not receive, from its lessors and other providers. This effort is scheduled for completion in the first half of 1999.

Risks and Costs

         Because of the nature of the Company's business, the Company may be subject to Year 2000 claims or litigation by its customers or other parties. Many customers will incur significant costs in making their information processing systems Year 2000 compliant and may seek to transfer such costs through litigation to information processing industry vendors such as the Company. Although the ultimate outcome of any litigation is uncertain, the Company does not believe that the ultimate amount of liability, if any, from such actions would have a material adverse affect on the Company.

         The Company believes that Year 2000 issues may affect the purchasing patterns of its customers and potential customers in a variety of ways. Many companies are expending significant amounts and rededicating personnel to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. It is possible that certain of the Company's customers are purchasing support contracts with the intent of discontinuing such support after January 1, 2000 when they have satisfied themselves that the supported product is Year 2000 compliant. Many potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled market sales within the industry. Additionally, Year 2000 compliance issues could cause a significant number of companies, including current Company customers, to reevaluate their current system needs and as a result to consider switching to other systems or suppliers.

         The Company has not specifically hired additional personnel or made material purchases of products to address Year 2000 compliance issues, nor does the Company expect it will be necessary to do so. The expenditures made to date have principally related to salary costs of existing personnel assigned to participate at various levels in the Company's compliance efforts. All costs related to achieving Year 2000 compliance are being expensed as incurred. The Company estimates that the costs incurred to date related to Year 2000 compliance efforts range between $.5 and $1.0 million. The Company expects to continue to test current and new versions of its proprietary software, work with vendors of third party software that the Company uses or resells, update and test its inventory of potentially affected internal systems and communicate with vendors and customers regarding the Year 2000 compliance issue. The Company estimates the costs of these efforts will be below $.5 million.

Exchange Rate Fluctuations:

         The Company's revenue is principally generated in the United States, however for the years ending December 31, 1998, 1997, and 1996 Elite revenue generated in Europe represented approximately 8%, 9%, and 5% of consolidated revenue, respectively, and 14%, 22% and 11% of Elite's revenue for the same periods. In addition, for the years ending December 31, 1998 and 1997, Elite revenue generated in Canada represented approximately 2% and 1% of consolidated revenue, respectively, and 4% and 2% of Elite's revenue for the same periods. Since the Company's contracts with non-U.S. customers generally denominate the amount of payments to be received by the Company in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risks. Also, the Company may be subject to currency transaction risks when the Company's contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts.

Euro Currency:

         Beginning in January 1999, a new currency called the ECU or the "euro" was introduced in certain Economic and Monetary Union (the "EMU") countries. During 2002, all EMU countries are expected to be operating with the euro as their single currency. As a result, computer software used by many organizations headquartered or maintaining a subsidiary in an EMU country will need to be euro currency enabled, and in less than three years all organizations headquartered or maintaining a subsidiary in an EMU country are expected to need to be euro currency enabled. The transition to the euro currency will involve the handling of parallel currencies and conversion of legacy data. Uncertainty exists as to the effects the euro currency will have on the marketplace. Additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the euro currency. The Company is monitoring the rules and regulations as they become known in order to make any changes to the software that the Company deems necessary to comply with such rules and regulations. Although the Company currently offers certain software products that are designed to be multi-currency enabled and the Company believes that it will be able to accommodate any required euro currency changes in its software products, there can be no assurance that once the final rules and regulations are completed that the Company's software will contain all of the necessary changes or meet all of the euro currency requirements.


INCOME TAXES

         The benefit for income taxes of $3.5 million in 1998 is a direct result of the pre-tax loss, offset in part, by the permanent difference of non-deductible goodwill amortization, stock compensation expense, and state income taxes. The provisions for income taxes of $2.4 million (45% of the pre-tax income) in 1997 and $1.5 million (183% of pre-tax loss) in 1996 exceed the income tax expense at the statutory rates for these periods primarily due to the permanent difference of non-deductible goodwill amortization, stock compensation expense, and state income taxes. The Company believes that the effective tax rate in 1999 will remain higher than the statutory rate due to the ongoing non-deductible goodwill amortization associated with the Company's acquisitions.

         The Company has net operating losses ("NOLs") for state income tax purposes of $21.1 million. A valuation allowance has been recorded against the deferred tax assets arising from the state NOLs based on uncertainty of realization under current separate company income limitations.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1998, the Company had cash and cash equivalents of approximately $15.3 million and working capital of approximately $14.1 million. During 1998, the Company utilized approximately $5 million to acquire 1,000,000 shares of its own common stock. The Company had positive cash flows from operations of approximately $6.3 million and $2.5 million for 1998 and 1997, respectively, and negative cash flows from operations of $7.3 million in 1996.

         The Company utilized portions of the proceeds from the sales of non-strategic business units to fund working capital requirements, pay off certain debt and to pay certain expenses. The reduction in debt and investment of cash proceeds from the sales of non-strategic business units resulted in lower interest expense and higher interest income for 1998 and 1997 as compared to 1996. The remainder of the proceeds from these sales was invested in short-term discount notes.

         The Company has a two-year, $15 million revolving credit facility, against which it has made no borrowings. Based on current operating expectations, the Company does not anticipate drawing on the facility in the near-term. The credit facility expires in July of 1999. The Company currently intends to begin negotiations for a renewal of or a replacement of the credit facility prior to its expiration. The Company may borrow up to a maximum of 80% of eligible accounts receivable. As of January 31, 1999, the Company had $13.5 million available for borrowing under this agreement. The credit facility is secured by substantially all of the Company's tangible and intangible assets. Additionally, the loan agreement contains customary covenants that require compliance with certain financial ratios and targets and restricts the incurrence of additional indebtedness, payment of dividends and acquisitions or dispositions of assets, among other things. As of December 31, 1998, the Company was in compliance with such covenants, as amended.

         Management believes that cash and cash equivalents, projected cash from operations, and availability under the credit facility (or a similar facility) will be sufficient to meet currently anticipated operating needs through the end of 1999.

                            BROADWAY & SEYMOUR, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (In thousands, except per share data)

                                                              For the Years Ended December 31,
                                                            1998            1997            1996
                                                          --------        --------        --------

Net revenue                                               $ 69,035        $ 79,559        $ 89,351
                                                          --------        --------        --------
Operating expenses:
  Cost of revenue                                           50,485          49,794          67,962
  Research and development                                   7,502           5,868           5,830
  Sales and marketing                                       13,234          11,101          12,315
  General and administrative                                11,088          10,151          11,183
  Restructuring and impairment                                 639            (706)          2,319
                                                          --------        --------        --------
       Total operating expenses                             82,948          76,208          99,609
                                                          --------        --------        --------
Operating income (loss)                                    (13,913)          3,351         (10,258)
Gain on disposition of non-strategic business units          1,917           1,155           9,652
Interest income                                                920             890             260
Interest expense                                               (63)            (58)           (447)
                                                          --------        --------        --------
Income (loss) before income taxes                          (11,139)          5,338            (793)
Income tax (provision) benefit                               3,542          (2,399)         (1,455)
                                                          --------        --------        --------
Net income (loss)                                         $ (7,597)       $  2,939        $ (2,248)
                                                          ========        ========        ========
Net income (loss) per share:
    - Basic                                               $  (0.86)       $   0.32        $  (0.25)
    - Diluted                                             $  (0.86)       $   0.32        $  (0.25)




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            BROADWAY & SEYMOUR, INC.
                           CONSOLIDATED BALANCE SHEET
                        (In thousands, except share data)

                                                                                As of December 31,
                                                                               1998            1997
                                                                             --------        --------

ASSETS
Current assets:
    Cash and cash equivalents                                                $ 15,273        $ 17,965
    Receivables                                                                28,417          29,372
    Deferred income taxes                                                       6,131           2,945
    Other current assets                                                        1,930           2,128
                                                                             --------        --------
        Total current assets                                                   51,751          52,410

Property and equipment, net                                                     5,167           5,154

Software costs, net                                                             3,309           3,630

Intangible assets, net                                                          4,782           6,064

Other assets                                                                       87              85
                                                                             --------        --------
                                                                             $ 65,096        $ 67,343
                                                                             ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable and current portion of long-term debt                      $     --        $    138
    Accounts payable-trade                                                      5,070           6,325
    Accrued compensation                                                        3,974           2,295
    Estimated liabilities for contract losses                                     439           1,162
    Other current liabilities                                                   4,319           3,807
    Deferred revenue and customer deposits                                     22,710          11,732
    Income taxes payable                                                        1,169           2,379
                                                                             --------        --------
        Total current liabilities                                              37,681          27,838
                                                                             --------        --------
Deferred income taxes                                                           1,392           1,435
                                                                             --------        --------
Other liabilities                                                               1,004             697
                                                                             --------        --------
Stockholders' equity:
    Common stock, $.01 par value; Authorized 20,000,000 shares;
         Issued 9,228,623 shares, 1998 and 1997                                    92              92
    Paid-in capital                                                            38,696          38,518
    Treasury stock, at cost, 1,038,552 and 38,552 shares, respectively         (5,427)           (492)
    Accumulated deficit                                                        (8,342)           (745)
                                                                             --------        --------
         Total stockholders' equity                                            25,019          37,373
                                                                             --------        --------
                                                                             $ 65,096        $ 67,343
                                                                             ========        ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            BROADWAY & SEYMOUR, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        (In thousands, except share data)

                                                                                 Retained
                                                   Common Stock      Paid-in     earnings          Treasury Stock
                                                Shares    Par value  capital     (deficit)     Shares          Cost        Total
                                               ---------  ---------  -------     ---------   -----------     --------     -------

Balance, December 31, 1995                     8,801,016     $88     $34,277     $(1,436)       (38,552)     $  (492)
Issuance of common shares in
 business acquisitions                            15,723                 250                                                  250
Issuance of common shares pursuant
  to option and employee purchase plans          171,869       2       1,666                                                1,668
Tax benefit from exercise of certain
  stock options                                                           83                                                   83
Net loss                                                                          (2,248)                                  (2,248)
                                               ----------------------------------------------------------------------------------
Balance, December 31, 1996                     8,988,608     $90     $36,276     $(3,684)       (38,552)     $  (492)     $  (247)
Issuance of common shares in
 business acquisitions                            18,800                 235                                                  235
Issuance of common shares pursuant
  to option and employee purchase plans          221,215       2       1,940                                                1,942
Tax benefit from exercise of certain
  stock options                                                           67                                                   67
Net income                                                                         2,939                                    2,939
                                               ----------------------------------------------------------------------------------
Balance, December 31, 1997                     9,228,623     $92     $38,518     $  (745)       (38,552)     $  (492)     $ 4,936
Purchase of treasury stock                                                                   (1,000,000)      (4,935)      (4,935)
Adjustments to be paid-in capital related
 to cancelled compensatory stock options                                 178                                                  178
Net loss                                                                          (7,597)                                  (7,597)
                                               ----------------------------------------------------------------------------------
Balance, December 31, 1998                     9,228,623     $92     $38,696     $(8,342)    (1,038,552)     $(5,427)     $(7,418)
                                               ==================================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            BROADWAY & SEYMOUR, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                                                     For the Years Ended December 31,
                                                                                  1998            1997            1996
                                                                                --------        --------        --------

Cash flows from operating activities:
    Net income (loss)                                                           $ (7,597)       $  2,939        $ (2,248)
    Adjustments to reconcile net income (loss) to net cash
      provided (used) by operating activities:
        Depreciation and amortization                                              5,277           5,687           8,888
        Restructuring and impairment costs                                           639            (706)          2,319
        Gain on sale of non-strategic business units                              (1,917)         (1,155)         (9,652)
        Deferred income taxes                                                     (3,229)            350          (1,511)
        Loss (gain) on disposal of property and equipment                             24              47             (11)
        Changes in assets and liabilities excluding effects of
          businesses divested:
                Receivables                                                        2,910          (4,166)         (3,337)
                Other assets                                                         194             652          (1,120)
                Accounts payable-trade                                            (1,255)            489             (75)
                Accrued compensation                                               1,333             457            (104)
                Other liabilities                                                    139          (2,475)         (9,102)
                Deferred revenue and customer deposits                            10,978             464           4,170
                Income taxes                                                      (1,210)           (102)          4,456
                                                                                --------        --------        --------
        Net cash provided (used) by operating activities                           6,286           2,481          (7,327)
                                                                                --------        --------        --------
Cash flows provided (used) by investing activities:
    Purchase of property and equipment                                            (2,885)         (2,492)         (3,337)
    Investment in software costs                                                  (1,020)           (239)         (1,576)
    Proceeds from sale of businesses                                                  --           1,736          31,219
    Cash used in business acquisitions                                                --              --            (864)
                                                                                --------        --------        --------
        Net cash provided (used) by investing activities                          (3,905)           (995)         25,442
                                                                                --------        --------        --------
Cash flows provided (used) by financing activities:
    Net borrowings (payments) under credit facility                                   --              --          (5,217)
    Proceeds from issuance of long-term debt and notes payable                        --              --             251
    Purchase of treasury stock                                                    (4,935)             --              --
    Payment of notes payable and long-term debt                                     (138)           (473)         (1,860)
    Proceeds from issuance of common stock                                            --           1,942           1,668
                                                                                --------        --------        --------
        Net cash provided (used) by financing activities                          (5,073)          1,469          (5,158)
                                                                                --------        --------        --------
Net increase (decrease) in cash and cash equivalents                              (2,692)          2,955          12,957
Cash and cash equivalents, beginning of period                                    17,965          15,010           2,053
                                                                                --------        --------        --------
Cash and cash equivalents, end of period                                        $ 15,273        $ 17,965        $ 15,010
                                                                                ========        ========        ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            BROADWAY & SEYMOUR, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS, CERTAIN SIGNIFICANT ESTIMATES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Broadway & Seymour, Inc. (the "Company") is a software product and services company, providing integrated solutions to the financial and legal and professional services markets. The Company serves these markets through three separately managed operating segments which are summarized below (see also note
2):

         Elite Information Systems, Inc. ("Elite"), the Company's legal and professional services business, is based in Los Angeles, California and provides a suite of practice management software products including integrated time and billing, general ledger and practice management solutions and consulting services to the legal and professional services markets. Elite's software products are often sold with related services to aid the customer in implementation, data conversion and user training efforts.

         Broadway & Seymour, the Company's customer relationship management business (the "CRM business"), is based in Charlotte, North Carolina and provides product-based and services-based solutions that address the customer relationship management needs of the financial services industry. The CRM business' product-based solutions for customer relationship management include the proprietary software products TouchPoint(TM), CRISP(TM) and BANCStar(R), which are generally integrated and customized to provide a tailored business solution to banks and other financial institutions. Through its services-based solutions, the CRM business provides consulting and system integration and custom development services focused on customer relationship management.

         The MiniComputer Company of Maryland, Inc. ("TMC"), based in HuntValley, Maryland, is a marketer of proprietary time and billing software, custom programming services and other computer related services primarily to law firms. The majority of TMC's operations are focused on supporting existing customers that have previously licensed TMC's software product.

         The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates affecting the Company's financial statements relate to revenue recognition, realizability of assets, allowance for uncollectible receivables and useful lives used in depreciating property and equipment and amortizing capitalized software costs and intangible assets.


         The significant accounting policies used in the preparation of the accompanying financial statements are as follows:

         Principles of consolidation. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

         Revenue recognition. Revenue from services and from the licensing of software with related services is generally recognized as work is performed under the percentage of completion method with progress measured using labor hours incurred to date compared to total estimated labor hours to be incurred. Revenue from the licensing of software and the sale of hardware products having no significant ongoing obligations is generally recognized upon delivery of the product. Maintenance revenue is recognized ratably over the contract term. Losses are recognized on contracts in the period in which the loss is determined to be probable and estimable.

         Cash equivalents. Cash equivalents are short-term, highly liquid investments with maturities of three months or less.

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

         Fair Value of Financial Instruments. The fair value of the Company's financial instruments such as cash and short-term investments, trade receivables, trade payables and notes payable approximates the carrying value of such instruments at December 31, 1998. All of the Company's financial instruments are held for purposes other than trading.

         Advertising costs. The Company expenses advertising costs as incurred. Advertising expenses for 1998, 1997 and 1996 were $1.0 million, $1.0 million and $1.3 million, respectively.

         Income (loss) per share. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards Number 128 "Earnings per Share" ("SFAS 128") which changed the method of calculating and reporting earnings per share. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") computation for December 31, 1997. For the years ended December 31, 1998 and 1996, there was no difference between the basic and diluted numerators and denominators because both years had a net loss and the effect of the assumed exercise of common stock equivalents (principally stock options) would have been anti-dilutive.

              For the Year Ended                                  Per Share
              December 31, 1997                Income     Shares    Amount
         ---------------------------           ------     ------    ------
                                                (In thousands)

         BASIC EPS:                            $2,939     9,085     $0.32

         EFFECT OF DILUTIVE SECURITIES:
           Options                                           52

                                               ------     -----     -----
         DILUTED EPS:                          $2,939     9,137     $0.32
                                               ======     =====     =====


         Options with an exercise price greater than the average market price of the common shares (or "anti-dilutive options") were not included in the computation of diluted earnings per share. At December 31, 1997, there were outstanding anti-dilutive options to purchase 1,008,749 shares of common stock at a weighted average price of $11.97


         Reclassifications. Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2 - SEGMENT DISCLOSURES:

         In June 1997, the FASB issued Statement of Financial Accounting Standards Number 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") which changes the way that public companies report information about operating segments in annual financial statements and interim financial reports. The Company has adopted SFAS 131 beginning in its 1998 annual financial statements.

Segment Information

         The Company has determined that its reportable segments are Elite, the CRM business and TMC based on each business unit having separate management teams that independently review financial and operating performance, differences in products and services offered, distinct geographic locations and the respective markets served.

The following tables provide key data related to each reportable segment, a summary of headquarters cost and a reconciliation to consolidated results for the years ended December 31, 1998, 1997 and 1996:

                                                                            1998
                                                                 (IN THOUSANDS, UNAUDITED)

                                                                                        Reconciling
                                       Elite        CRM          TMC   Headquarters (1)  Items (2)  Consolidated
                                       -----        ---          ---   ----------------  ---------  ------------

Revenue                               $41,693    $ 23,973       $2,805                     $564       $ 69,035
Operating income (loss)               $ 3,204    $(11,020)      $  348     $(7,009)        $564       $(13,913)

Total assets                          $24,713    $ 33,568 (3)   $1,239     $ 5,576                    $ 65,096
Depreciation and amortization         $   865    $  2,254       $   91     $ 2,067                    $  5,277
Capital expenditures                  $ 1,503    $  1,380       $    2                                $  2,885


                                                                       1997
                                                            (IN THOUSANDS, UNAUDITED)

                                                                                     Reconciling
                                     Elite       CRM         TMC    Headquarters (1)  Items (2)   Consolidated
                                     -----       ---         ---    ----------------  ---------   ------------

Revenue                             $31,086    $42,270      $2,847                      $3,356      $79,559
Operating income (loss)             $ 2,475    $ 5,938      $  272       $(5,358)       $   24      $ 3,351

Total assets                        $17,026    $41,587 (3)  $1,139       $ 7,591                    $67,343
Depreciation and amortization       $   709    $ 2,412      $  379       $ 2,067        $  120      $ 5,687
Capital expenditures                $   382    $ 2,043      $   67                                  $ 2,492

                                                                          1996
                                                               (IN THOUSANDS, UNAUDITED)

                                                                                           Reconciling
                                    Elite          CRM            TMC    Headquarters (1)   Items (2)   Consolidated
                                    -----          ---            ---    ----------------   ---------   ------------

Revenue                           $ 22,756      $ 31,902       $  3,333                     $ 31,360      $ 89,351
Operating income (loss)           $   (560)     $ (1,782)      $    427      $ (7,608)      $   (735)     $(10,258)

Total assets                      $ 12,947      $ 41,955 (3)   $  1,374      $  9,607       $    591      $ 66,474
Depreciation and amortization     $    606      $  2,379       $    127      $  2,239       $  3,537      $  8,888
Capital expenditures              $    372      $  2,573       $      2                     $    390      $  3,337


(1) Headquarters operating loss includes the non-allocated costs such as professional fees, property and casualty insurance, directors and officers insurance, the costs of corporate executives and legal departments, restructuring charges and amortization expense associated with the excess costs over the fair value of assets acquired in the Elite and TMC purchase transactions. Headquarters total assets include the excess costs over the fair value of assets acquired in the Elite and TMC purchase transactions.
(2) Reconciling items include the results of operations, total assets and capital expenditures from disposed business units (see separate discussion and analysis under "Significant Transactions").
(3) Total assets of the CRM business include unsegregated assets utilized by Headquarters personnel as well as substantially all of the cash balances of the Company and all of the Company's deferred tax assets.



NOTE 3 - SIGNIFICANT TRANSACTIONS:

         In September 1997, the Company sold substantially all of the assets, including proprietary rights, object code and source code related to its VisualImpact software product line. The Company has received cash payments of $3.3 million for the net assets sold and payments for certain royalties and software licenses. The gain on the transaction was approximately $.2 million. In addition, the Company is entitled to receive additional royalties based primarily on the business' end user revenue, determined quarterly through the fourth quarter of the year 2000. Subsequent to the sale and under the terms of the sale agreement, the Company has received royalties from the buyer of the VisualImpact product line of approximately $.2 million in 1997 and $.6 million in 1998.

         In November 1996, the Company sold all of the issued and outstanding capital stock of the Company's wholly owned subsidiary, Corbel & Co. ("Corbel") (excluding its interest in the National Pension Alliance ("NPA") - See Note 7). The consideration paid to the Company at closing was approximately $13.5 million and the gain on the transaction was approximately $.9 million. In addition, in 1998 the Company received an earnout payment from the purchasor of Corbel of $1.6 million, net of certain fees, expenses and provisions for indemnification obligations.

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

         In 1996 the Company received $.5 million related to certain software license fees, software maintenance and transition services provided to the purchaser of its wholly owned subsidiary, Liberty Software Inc. The Company incurred substantially no expense in connection with this revenue.

NOTE 4  - Receivables

         At December 31, 1998 and 1997 receivables consisted of the following:

                                                           1998          1997
                                                         ---------     ---------
                                                             (In thousands)
         Trade                                           $  26,052     $  24,302
         Unbilled                                            2,967         4,631
         Other                                               1,036         1,361
                                                         ---------     ---------
                                                            30,055        30,294
         Less - Allowance for doubtful accounts             (1,638)         (922)
                                                         ---------     ---------
                                                         $  28,417     $  29,372
                                                         =========     =========



NOTE 5 - Property and Equipment:

         At December 31, 1998 and 1997 property and equipment consisted of the following:

                                                           1998          1997
                                                         ---------     ---------
                                                              (In thousands)
         Equipment                                       $  13,847     $  13,280
         Furniture and fixtures                              2,345         2,270
         Leasehold improvements                              1,568         1,026
                                                         ---------     ---------
                                                            17,760        16,576

         Less - Accumulated depreciation                   (12,593)      (11,422)
                                                         ---------     ---------
                                                         $   5,167     $   5,154
                                                         =========     =========


         Depreciation expense related to property and equipment was $2.6 million, $2.8 million and $3.3 million for 1998, 1997 and 1996, respectively.


NOTE 6 - SOFTWARE COSTS:

         During 1998, 1997 and 1996, the Company capitalized software development costs of $1 million, $.2 million and $1.6 million, respectively. Software costs in the accompanying balance sheet also include the cost of purchased software.

         Accumulated amortization for software costs was $9.0 million and $7.7 million at December 31, 1998 and 1997, respectively. Amortization expense was $1.3 million, $1.4 million and $2.3 million in 1998, 1997 and 1996, respectively.

         In connection with certain software developed or acquired by the Company and licensed to customers, the Company is obligated to pay royalties to third parties. The agreements generally provide for payment of a specific amount for each software license granted by the Company. Royalty expense was $1.6 million, $.7 million and $.7 million for 1998, 1997 and 1996, respectively.

NOTE 7 - INTANGIBLE ASSETS:

         At December 31, 1998 and 1997 intangible assets consisted of the following:

                                                                   1998            1997
                                                                 --------        --------
                                                                      (In thousands)
         Excess of cost over fair value of assets acquired       $  6,443        $  6,443
         Customer lists and maintenance contracts                   2,700           2,700
         Assembled workforce                                        1,800           1,800
                                                                 --------        --------
                                                                   10,943          10,943
         Less - Accumulated amortization                           (6,161)         (4,879)
                                                                 --------        --------
                                                                 $  4,782        $  6,064
                                                                 ========        ========


Amortization expense was $1.3 million, $1.3 million and $3.3 million for 1998, 1997 and 1996, respectively.


NOTE 8 - RESTRUCTURING AND IMPAIRMENT CHARGES:

         In 1998 the Company incurred restructuring charges of $.6 million for termination benefits for 17 people related to the Company's efforts to re-size its CRM staff, reflecting changing business conditions. In 1998 the Company utilized cash of approximately $.4 million to satisfy obligations related to this reserve and will pay approximately $.2 million in January 1999.

         In August 1996, the Company developed a plan to close its NPA business. The Company reserved approximately $2.5 million related to the exit costs of NPA, including $1.3 million for customer refunds, $.8 million related to asset write-offs, and $.4 million related to employee severance costs for 8 people. During the year ended 1996, $1.3 million, related principally to customer refunds and asset write-offs had been charged against the reserve, using $1.0 million of cash. In 1997, the Company charged approximately $.7 million against the accrual, using cash of $.4 million, relating principally to employee severance costs, asset write-offs and customer refunds and reduced its estimate of the remaining cost to complete the exit plan by $.5 million. As of December 31, 1997, the restructuring was completed.


NOTE 9 - NOTES PAYABLE AND CREDIT FACILITY:

         At December 31, 1998, the Company had no outstanding notes payable. At December 31, 1997 notes payable consisted of an unsecured promissory note due in quarterly installments plus interest at 7.7% through May 1998 with a balance of $67,000, related to a 1995 acquisition, and an unsecured note due through September 1998 plus interest at 9.0% with a balance of $71,000.

         The Company has a two-year, $15 million revolving credit facility, against which it has made no borrowings. The Company may borrow up to a maximum of 80% of eligible accounts receivable. As of January 31, 1999 the Company had $13.5 million available for borrowing under this agreement. Borrowings under the credit facility will bear interest at the adjusted LIBOR or prime rate (as defined by the loan agreement). The credit facility is secured by substantially all of the Company's tangible and intangible assets. Additionally, the loan agreement contains customary covenants that require compliance with certain financial ratios and targets and restricts the incurrance of additional indebtedness, payment of dividends and acquisitions or dispositions of assets, among other things. As of December 31, 1998 the Company was in compliance with such covenants, as amended. The credit facility expires in July of 1999. The Company currently intends to begin negotiations for a renewal of or a replacement of the credit facility prior to its expiration.

         Cash paid for interest on debt and credit line fees was less than $.1 million for 1998 and 1997 and approximately $.3 million for 1996.

NOTE 10 - EMPLOYEE BENEFIT PLANS:

         The Company maintains a 401(k) retirement plan to which qualified employees may contribute from 1% to 15% of eligible annual compensation. The Company matches 50% of these contributions, up to a maximum of 6% of each participant's compensation for the plan year. Company contributions totaled $.8 million, $.7 million and $.9 million for 1998, 1997 and 1996, respectively.

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


NOTE 11 - INCOME TAXES:

         The components of the provision for income taxes for 1998, 1997 and 1996 consist of the following:

                                               1998              1997               1996
                                             --------           -------           --------
                                                            (In thousands)

         Current provision (benefit):
           Federal                           $   (660)          $ 1,829           $  2,740
           State                                  346               219                226
                                             --------           -------           --------
                                                 (314)            2,048              2,966
                                             --------           -------           --------
         Deferred provision (benefit):
           Federal                             (2,934)              354             (1,096)
           State                                 (294)               (3)              (415)
                                             --------           -------           --------
                                               (3,228)              351             (1,511)
                                             --------           -------           --------
                                             $ (3,542)          $ 2,399           $  1,455
                                             ========           =======           ========

         A reconciliation of income taxes computed at the statutory federal income tax rate to the recorded provision for income taxes is as follows:

                                                                       1998        1997        1996
                                                                      -------      ------     ------
                                                                              (In thousands)

         Provision (benefit) for income taxes computed
            at the statutory federal rate                             $(3,788)     $1,815     $ (270)
         Non-deductible amortization and
            impairment of intangible assets                               204         204      1,374
         Stock compensation                                               165         181
         State income taxes, net of federal income
            tax benefit                                                    34         143        127
         Research and development tax credit                             (283)
         Other                                                            126          56        224
                                                                      -------      ------     ------
                                                                      $(3,542)     $2,399     $1,455
                                                                      =======      ======     ======


Deferred tax assets (liabilities) recognized in the Company's balance sheet at December 31, 1998 and 1997 were as follows:

                                                                1998           1997
                                                               -------        -------
                                                                   (In thousands)

         Deferred tax assets:
            Asset allowances                                   $   710        $   339
            Loss accruals on contracts                             140            288
            Deferred revenue and other accruals                  4,989          1,899
            Net operating losses and other carryforwards         1,555            527
            Other deductions                                       292            419
                                                               -------        -------
         Gross deferred tax assets                               7,686          3,472
                                                               -------        -------
            Less: valuation allowance                           (1,555)          (527)
                                                               -------        -------
         Deferred tax assets                                     6,131          2,945
                                                               -------        -------

         Deferred tax liabilities, net:
            Property and equipment                                 (73)           289
            Software costs and intangible assets                (1,094)        (1,531)
            Other liabilities                                     (225)          (193)
                                                               -------        -------
                                                                (1,392)        (1,435)
                                                               -------        -------
                                                               $ 4,739        $ 1,510
                                                               =======        =======


         Cash paid for income taxes was approximately $1 million, $3.4 million and $1 million for 1998, 1997 and 1996, respectively.

         At December 31, 1998, the Company had approximately $21 million in state net operating loss ("NOL") carryforwards. The state NOLs begin to expire in the year 1999. A full valuation allowance has been recorded against the state NOLs based on management's judgement as to current separate company income limitations. Management has evaluated the Company's other deferred tax assets and believes that such assets will more likely than not be realized. The Company utilized $0, $4.9 million and $1 million of its state NOLs during 1998, 1997 and 1996, respectively.

NOTE 12 - STOCKHOLDERS' EQUITY:

         The Company's authorized capital stock consists of 20,000,000 shares of $.01 par value common stock and 2,000,000 shares of $.01 par value preferred stock. The preferred stock is issuable in one or more series with such rights, preferences and privileges as the Company's Board of Directors shall determine.

         At December 31, 1998, options for 207,916 shares of common stock were outstanding under the Company's former Restated 1985 Incentive Stock Option Plan (the "1985 Plan"), which was terminated in June 1995. No additional options may be granted under this plan. The 1985 Plan was administered by the Compensation Committee of the Company's Board of Directors. Options were granted under the 1985 Plan at a price not less than 100% of the fair market value of the shares subject to options (or 110% of fair market value in the case of an optionee who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of shares of the Company immediately before such option is granted). Options became exercisable in six equal annual installments beginning on the date of grant and expired ten years from the date of grant.

         During 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") under which options for up to 875,000 shares of the Company's common stock may be granted to key employees and directors. Options for 767,328 shares of common stock were outstanding under the 1996 Plan at December 31, 1998. The 1996 Plan is administered by the Compensation Committee of the Company's Board of Directors which determines the price, exercise date and term (not to exceed 10 years) of each option granted to employees. Options may be granted under the 1996 Plan at a price not less than 100% of the fair market value of the shares subject to options. In addition, the 1996 Plan provides for the formula grant of options to members of the Company's Board of Directors. The Company recognized $.5 million, $.5 million and $.2 million of stock based compensation related to options granted under this plan in its 1998, 1997 and 1996 statement of operations, respectively. The following table sets forth the changes in the number of shares subject to options during 1998, 1997 and 1996:

                                                                                                         Weighted
                                                                 Number           Option Price           Average
                                                               of shares         per Share ($)       Option Price ($)
                                                               ---------         --------------      ----------------
         Outstanding at December 31, 1995                      1,460,089           3.14-28.38              18.58
           Granted                                               790,000           9.50-11.19              10.99
           Exercised                                            (103,618)          3.14-15.50               6.99
           Canceled or expired                                  (829,966)          6.80-25.50              23.12
                                                               ---------
         Outstanding at December 31, 1996                      1,316,505           6.80-25.50              12.10
           Granted                                                37,000          11.00-14.00              12.60
           Exercised                                            (101,668)          6.80-11.25               9.05
           Canceled or expired                                  (201,754)          7.75-25.50              15.24
                                                               ---------
         Outstanding at December 31, 1997                      1,050,083           7.75-25.50              11.82
           Granted                                                28,000            3.06-8.69               6.19
           Exercised                                                  --
           Canceled or expired                                  (102,839)          7.75-25.50              11.02
                                                               ---------
         Outstanding at December 31, 1998                        975,244           3.06-25.50              11.62
                                                               =========

         Available for grant at December 31, 1998                107,672
                                                               =========


         Subsequent to December 31, 1998, an employee of the Company voluntarily forfeited 400,000 options, returning them to the Company and thereby increasing the total available options for grant to above 500,000 at that time. In January 1999, the Company granted 503,000 options under the 1996 plan at the then current fair market value of $2.34 to certain key employees, which did not include the employee who had forfeited his options. These reissued options vested one-half upon grant and one-half one-year later.

         Pursuant to the requirements of SFAS No. 123, the following disclosures are presented to reflect the Company's pro forma net income (loss) and net income (loss) per common and common equivalent share, as if the Company had elected to use the fair value method of accounting prescribed by SFAS No. 123, rather than continuing to apply the provisions of APB 25. In preparing these disclosures, the Company has determined the value of all options granted during 1998, 1997 and 1996 using the average value method, as described in SFAS No. 123, and based on an assumed dividend yield rate of 0%, a weighted average risk free rate of 4.5% for 1998, 6.1% for 1997 and 6.7% for 1996 and weighted average expected lives of approximately 5 to 9 years, depending on the grant date. Had compensation expense been determined consistent with SFAS No. 123, utilizing these assumptions and the straight-line amortization method over the vesting period, the Company's net income (loss) and net income (loss) per common and common equivalent share would have been as follows:

                                                                 1998            1997           1996
                                                              ----------      ----------     ---------
                                                              ($ in thousands, except per share amounts)

         Net income (loss)                                    $   (7,597)     $    2,939     $  (2,248)
         Pro forma adjustment for
          stock compensation expense                              (1,768)         (2,460)       (1,470)
                                                              ----------      ----------     ---------
         Pro forma net income (loss)                          $   (9,365)     $      479     $  (3,718)
                                                              ==========      ==========     =========

         Net income (loss) per common and
          common equivalent share - Basic and Diluted         $    (0.86)     $     0.32     $   (0.25)
         Pro forma adjustment for stock
          compensation expense                                     (0.20)          (0.27)        (0.17)
                                                              ----------      ----------     ---------
         Pro forma net income (loss) per common and
          common equivalent share - Basic and Diluted         $    (1.06)     $     0.05     $   (0.42)
                                                              ==========      ==========     =========


NOTE 13 - COMMITMENTS, SIGNIFICANT RISKS AND UNCERTAINTIES:

Legal Matters

         The Company is exposed to a number of asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Lease Commitments

         The Company leases equipment and facilities under operating leases. Rental expense from operating leases was $3.6 million, $3.7 million and $5.2 million for 1998, 1997 and 1996, respectively. As of December 31, 1998 there is approximately $1 million of deferred lease incentives that will reduce the annual lease expense related to the Company's Elite office facilities by approximately $.1 million per year through June 30, 2008. Future minimum lease payments under operating leases having an initial or remaining non-cancelable term in excess of one year are as follows:

                                                  Future Minimum
                                                  Lease Payments
                                                  --------------
         Years ending December 31:                (In thousands)
         1999                                        $ 2,160
         2000                                          2,042
         2001                                            561
         2002                                            541
         2003 & thereafter                             3,050
                                                     -------
                                                     $ 8,354
                                                     =======



Acquisition Earnout

         In June 1995, the Company acquired certain assets and liabilities of TMC. In connection with this acquisition, the sellers of TMC were entitled to receive additional shares of the Company's common stock through June of 1998 in the event certain annual financial and other targets were met. In 1998 the Company amended its purchase agreement with the sellers of TMC to specify that the 1998 earnout would be paid in cash. In connection with this earn-out provision, the Company paid cash of $320,000 in 1998 and issued stock during the years ended 1997 and 1996 valued at approximately $235,000 and $250,000, respectively, to the sellers of TMC and recorded expense for such amounts.

Concentrations of Revenue

         The business and organizational characteristics of the Company's customer base may vary significantly from period to period and may cause fluctuations in the size and timing of revenue.

         The majority of Elite's revenue is concentrated in the legal services industry. However, no single customer accounts for 10% or more of Elite's revenue.

         The majority of the CRM business revenue is concentrated among a few customers in the financial services industry. In 1998, 1997 and 1996 the 5 largest CRM business customers accounted for approximately 73%, 62% and 68%, respectively, of the CRM business revenue and approximately 25%, 37% and 24%, respectively, of consolidated revenue.

         For the periods presented, the CRM business had two customers that exceeded certain disclosure requirement thresholds and are therefore classified as significant customers. In 1998 and 1997, Chase Manhattan Bank ("Chase") accounted for $8.3 million, or 12.1%, and $10.3 million, or 13%, of the Company's consolidated revenue, respectively. Also, in 1997 and 1996 First Data Corp. ("FDC") accounted for $8.0 million, or 10.1%, and $9.6 million, or 10.6%, of consolidated revenue, respectively.


Geographic Information

         The Company's assets are principally located in North America. The Company's revenue is principally generated in North America, however for the years ending December 31, 1998, 1997, and 1996 Elite revenue generated in Europe represented 8% 9%, and 5% of consolidated revenue, respectively and 14%, 22% and 11% of Elite's revenue for the same periods. In addition, for the years ending December 31, 1998 and 1997 Elite revenue generated in Canada represented approximately 2% and 1% of consolidated revenue, respectively, and 4% and 2% of Elite's revenue for the same periods. Since the Company's contracts with non-U.S. customers generally denominate the amount of payments to be received by the Company in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risks. Also, the Company may be subject to currency transaction risks when the Company's contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts.

NOTE 14 SUBSEQUENT EVENT:

         On March 5, 1999 the Company entered into a stock purchase agreement whereby the Company sold all of the outstanding shares of its wholly owned subsidiary, The MiniComputer Company of Maryland, Inc. ("TMC"), for $350,000. The purchase price is payable with $80,000 in cash at closing and the balance in installments with interest at 10% over a three year period. The loss on the transaction in the first quarter of 1999 was approximately $.3 million before tax.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Stockholders of Broadway & Seymour, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Broadway & Seymour, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards that require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 6, 1999, except as to Note 14
which is as of March 5, 1999