Form 10-K, Exhibit 13
period 1999-12-31
ELITE INFORMATION GROUP INC
filed 2000-03-30
CIK 885533

                                                                      EXHIBIT 13

FINANCIAL TABLE OF CONTENTS

Selected Financial Data

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Statement of Operations

Consolidated Balance Sheet

Consolidated Statement of Cash Flows

Consolidated Statement of Changes in Stockholders' Equity

Notes to the Consolidated Financial Statements

Report of Independent Accountants

Quarterly Financial Data

SELECTED FINANCIAL DATA
CONSOLIDATED OPERATIONS(a)


                                                                  1999         1998         1997         1996         1995
                                                                --------     --------     --------     --------     --------
                                                                            (In thousands, except per share data)
Net revenue                                                     $ 59,266     $ 45,062     $ 33,933     $ 26,090     $ 15,782
Operating expenses                                                53,639       47,316       37,251       31,527       29,399
                                                                --------     --------     --------     --------     --------
Operating income (loss)                                            5,627       (2,254)      (3,318)      (5,437)     (13,617)
                                                                --------     --------     --------     --------     --------
Loss on disposition of non-strategic business unit                  (295)           -            -            -            -
Net interest income (expense)                                      1,154          857          832         (187)        (493)
                                                                --------     --------     --------     --------     --------
Income (loss) from continuing operations before income taxes       6,486       (1,397)      (2,486)      (5,624)     (14,110)
Income tax (provision) benefit for continuing operations          (2,692)          98          366        1,865        4,261
                                                                --------     --------     --------     --------     --------
Income (loss) from continuing operations                           3,794       (1,299)      (2,120)      (3,759)      (9,849)
                                                                --------     --------     --------     --------     --------
Net income (loss)                                               $  8,331     $ (7,597)    $  2,939     $ (2,248)    $(11,380)
                                                                ========     ========     ========     ========     ========

Net income (loss) per share - Continuing operations:
      Basic                                                     $   0.46     $  (0.15)    $  (0.23)    $  (0.42)    $  (1.09)
      Diluted                                                   $   0.44     $  (0.15)    $  (0.23)    $  (0.42)    $  (1.09)

Net income (loss) per share:
      Basic                                                     $   1.00     $  (0.86)    $   0.32     $  (0.25)    $  (1.26)
      Diluted                                                   $   0.97     $  (0.86)    $   0.32     $  (0.25)    $  (1.26)

Weighted average shares outstanding:
    - Basic                                                        8,305        8,815        9,085        8,914        9,043
    - Diluted                                                      8,584        8,815        9,137        8,914        9,043

SELECTED BALANCE SHEET DATA                                     12/31/99     12/31/98     12/31/97     12/31/96     12/31/95
                                                                --------     --------     --------     --------     --------
Cash and cash equivalents                                       $ 31,152     $ 15,273     $ 17,965     $ 15,010     $  2,053
Working capital                                                 $ 28,667     $ 14,070     $ 24,572     $ 15,907     $    490
Total assets                                                    $ 66,116     $ 65,096     $ 67,343     $ 66,474     $ 83,245
Long-term debt, including current portion                              -            -     $    138     $    611     $  2,373
Stockholders' equity                                            $ 34,863     $ 25,019     $ 37,373     $ 32,190     $ 32,437


        (a) The comparability of the results of operations for the periods presented are impacted by dispositions of certain businesses as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and by the acquisition of certain businesses in 1995. On May 19, 1999 the Company sold its Customer Relationship Management business ("CRM"). Therefore, operating results for CRM are presented on the Consolidated Statement of Operations as discontinued operations and prior periods have been restated to reflect the Company's continuing operations. Historical operating results for continuing operations reflect higher levels of Corporate Headquarters related costs which were incurred in support of both continued and discontinued operations.

                          ELITE INFORMATION GROUP, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

        Elite Information Group, Inc. ("Elite" or the "Company") is the parent company to Elite Information Systems, Inc. and Elite.com, Inc. Elite Information Systems is an international software product and services company that provides a comprehensive suite of financial and practice management software applications for law firms and other professional service organizations of all sizes. Elite Information Systems' software products are often sold with related services to aid the customer in implementation, data conversion and user training efforts. Elite.com provides Internet-based time tracking and billing services to smaller professional services companies including legal, management consulting, computer systems consulting and integration, accounting and engineering. Elite.com utilizes hosted, Internet-based applications and services delivered through its various partners and alliances. Starting in January 2000 Elite.com began offering its services to the public through the Elite.com web site.

        On May 27, 1999, following the sale of CRM as described below, the Company's stockholders approved an amendment of the Company's Certificate of Incorporation to change its name to Elite Information Group, Inc., from Broadway & Seymour, Inc. The Company also changed its NASDAQ trading symbol to ELTE and continues to be traded as a National Market Issue on the NASDAQ.

        On December 14, 1999 the Company entered into a merger agreement to be acquired by Solution 6 Holdings Limited ("Solution 6") (ASX:SOH), which is based in Sydney, Australia. As contemplated in the merger agreement, on December 21, 1999 Solution 6 initiated an all cash tender offer to purchase 100% of the outstanding shares of Elite common stock. The tender offer is conditioned upon, among other things, Solution 6 acquiring a majority of the fully diluted share capital of Elite and obtaining necessary regulatory approvals. The merger agreement may be terminated by either party without cause if the tender offer has not been consummated by May 1, 2000. On January 6, 2000, the Company announced that the Federal Trade Commission ("FTC") had requested additional information and documentary material in connection with its review of the proposed merger. The FTC request has resulted in an extension of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and, accordingly, the tender offer has been extended to permit the FTC to complete its review of the proposed merger. The Company can give no assurance as to the timing or outcome of the FTC's review or as to the timing or completion of the tender offer and merger.

        This Annual Report may contain certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that represent the Company's expectations or beliefs concerning future events or projected financial results. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in certain forward-looking statements include the timing and amount of revenue that may be recognized by the Company, continuation of current expense trends, absence of unforeseen changes in the Company's markets, continued acceptance of the Company's existing services and products in the Company's existing markets and the acceptance of these services and products in new markets, the ability to timely complete the development of new products and services, customer acceptance of new products and services and general changes in the economy, as well as matters discussed in "Risks and Uncertainties" of Management's Discussion and Analysis of Financial Condition and Results of Operations. There can be no assurances that projected results will be achieved and actual results could differ materially.


SIGNIFICANT TRANSACTIONS

        The following is a brief summary of the significant transactions that have had a material effect on the Company's historical operating results and financial condition. See Notes to Consolidated Financial Statements, included herein, for additional discussion related to such transactions.

Dispositions:

        On May 19, 1999 the Company sold its Customer Relationship Management business ("CRM"), based in Charlotte, NC, to Science Applications International Corporation ("SAIC") (see Note 14 of Notes to Consolidated Financial Statements herein). During the second quarter ended June 30, 1999, the Company recorded a gain on sale of discontinued operations of $4.9 million, after an income tax provision of $2.9 million, related to this disposition. The gain on sale included certain transaction costs and other direct costs associated with the sale. Operating results for CRM are presented on the Consolidated Statement of Operations as discontinued operations and prior periods have been restated to reflect the Company's continuing operations.

        In March 1999 the Company sold all of the outstanding shares of The Minicomputer Company of Maryland, Inc. ("TMC") to a holding company owned by TMC management. During the first quarter ended March 31, 1999 the Company recorded a loss on disposition of this non-strategic business unit of $.3 million.

        In September 1997, the Company sold substantially all of the assets, including proprietary rights, object code and source code, related to its VisualImpact software product line, resulting in a $.2 million gain. Subsequent to the sale and under the terms of the sale agreement, the Company received royalties from the buyer of the VisualImpact product line of approximately $.6 million in both 1999 and 1998 and $.2 million in 1997. The operating results of VisualImpact and the gain on sale are included in discontinued operations for the 1997 reporting year.

Restructuring of Operations:

        In 1998 the Company incurred restructuring charges of $.6 million for termination benefits for 17 people related to the Company's efforts to re-size its CRM staff, reflecting changing business conditions. In 1998 the Company utilized cash of approximately $.4 million to satisfy obligations related to such termination benefits and the remaining $.2 million was paid out in January 1999. Due to the May 1999 sale of CRM, the restructuring charges have been classified as part of discontinued operations in the Company's Consolidated Statement of Operations.


RESULTS OF OPERATIONS

        1999 COMPARED TO 1998

        Revenue for the year ended December 31, 1999 increased $14.2 million or 32%, to $59.3 million from $45.1 million for the previous year ended December 31, 1998. The Company's revenue growth in 1999 was greatly influenced by the higher levels of orders received during 1998 and the first part of 1999. Signed contracts in 1998 were 67% above the amount of orders signed during 1997. Management believes that the increase in contract signings in 1998 was due in part to Elite's introduction of products utilizing a wider variety of database platforms and enhancements to existing product functionality. The Year 2000 issue may have also focused an increasing number of professional service firms on replacing their existing systems by the end of 1999.

        The Company's signed contract backlog totaled $11.6 million as of December 31, 1999, compared to a record $26.4 million as of December 31, 1998. Backlog represents the amount of unearned software license and implementation revenue on signed customer contracts. This reduction in backlog can be attributed to the lower levels of signed contracts in 1999 compared to 1998. The reduced backlog levels led to lower contract license and implementation revenue in the later part of 1999 which was offset by increased maintenance, training and services revenue.

        Gross profit, which represents net revenue less cost of revenue, increased to $25.3 million (or 43% of revenue) in 1999 from $16.4 million (or 36% of revenue) in 1998. The Company's cost of revenue consists primarily of expenses for deployable resources such as implementation personnel and contract labor, salaries and related expenses for the Company's customer support department, and amounts paid to third party software vendors. Elite's higher 1999 gross margin percent primarily reflects improvements in the Company's revenue mix, including proportionately higher software license and maintenance services revenues.

        Research and development expenses increased by $1.3 million in 1999 to $4.4 million (or 7% of revenue) from $3.1 million (or 7% of revenue) in 1998. Research and development expenses consist primarily of salaries and expenses of the Company's development personnel and outside consultants. The increase was partially related to the ongoing efforts to develop the next version of the Elite suite of products, based on an advanced object-oriented architecture with enhanced usability features. In addition, the Company has increased its development spending on Internet related initiatives including the its new Elite.com service. Elite is committed to maintaining its research and development efforts so it can continue to provide marketable software solutions as the needs of its customer base and target markets change.

        Sales and marketing expenses decreased $.6 million in 1999 to $8.3 million (or 14% of revenue) from $8.9 million (or 20% of revenue) in 1998. Sales and marketing expenses consist primarily of salaries, commissions, travel, advertising and promotional expenses. The decrease in 1999 was due primarily to lower sales commissions related to the reduced new contract sales noted above, partially offset by increased marketing and promotional related expenses.

        General and administrative expenses increased by $.3 million in 1999 to $7.0 million (or 12% of revenue) from $6.7 million (or 15% of revenue) in 1998. General and administrative expenses consist primarily of salaries of corporate executive, legal, financial and human resources personnel as well as professional fees and insurance costs. Higher general and administrative expenses in 1999 can be attributed primarily to costs related to transferring corporate functions from the Company's former corporate headquarters in Charlotte, NC, to its Los Angeles office, as well as costs related with changing the Company's name (see Note 15 of Notes to Consolidated Financial Statements herein). Additionally, the Company incurred higher outside legal and consulting costs associated with the pending merger with Solution 6. These expense increases were partially offset by lower salaries and other costs following the sale of the Company's CRM business (see Note 14 of Notes to Consolidated Financial Statements herein).


        1998 COMPARED TO 1997

        Revenue for the year ended December 31, 1998 increased $11.2 million or 33%, to $45.1 million from $33.9 million for the previous year ended December 31, 1997. This increase was due in part to increased emphasis on expanding sales to existing customers but was principally due to work performed under new contracts to provide professional service firms with the Elite suite of products. Management also believes that the increases in revenue were due to Elite's introduction of products utilizing a wider variety of database platforms. Also, the functionality of existing products was enhanced with multi-language and multi-currency capabilities. The expansion of the Company's customer base has also increased customer support and training revenue. In addition, management believes the Year 2000 issue may have focused an increasing number of professional service firms on replacing their existing systems by the end of 1999.

        Gross profit, which represents net revenue less cost of revenue, increased to $16.4 million (or 36% of revenue) in 1998 from $10.1 million (or 30% of revenue) in 1997. This improvement reflects the increases in revenue noted above without corresponding equivalent increases in costs of revenue. The Company's cost of revenue consists primarily of expenses for deployable resources such as implementation personnel and contract labor, salaries and related expenses for the Company's customer support department, and amounts paid to third party software vendors. The improved gross profit reflects a more efficient utilization of these resources and a lower proportion of contract labor in 1998. In addition, a more favorable sales mix with lower third party hardware content also improved the gross margin.

         Research and development expenses increased by $1.6 million in 1998 to $3.1 million (or 7% of revenue) from $1.5 million (or 4% of revenue) in 1997. Research and development expenses consist primarily of salaries and expenses of the Company's development personnel and outside consultants. The increase was principally related to efforts during the year to develop the next version of the Elite suite of products, a 32-bit system with enhanced query capabilities and object-oriented architecture. In addition, the Company's 1998 research and development efforts included enhancement of its software products to work on additional platforms as well as adding functionality. The Company is committed to maintaining its research and development efforts so it can continue to provide marketable software solutions as the needs of its customer base and target markets change.

        Sales and marketing expenses increased $2.9 million in 1998 to $8.9 million (or 20% of revenue) from $6.0 million (or 18% of revenue) in 1997. Sales and marketing expenses consist primarily of salaries, commission, travel, advertising and promotional expense. The increase in sales and marketing expenses was due primarily to higher commissions related to the increased revenue. In 1998, Elite also started a new sales incentive plan that increased awards for contract signings and added a number of additional sales people.

        General and administrative expenses increased by $.7 million in 1998 to $6.7 million (or 15% of revenue) from $6.0 million (or 18% of revenue) in 1997. General and administrative expenses consist primarily of salaries of corporate executive, legal, financial and human resources personnel as well as professional fees and insurance costs. The increase was due primarily to higher occupancy costs related to a move to a new office facility and additional support expenses related to business growth.

        INCOME TAXES

        The provision for income taxes from continuing operations of $2.7 million (42% of pre-tax income) in 1999 exceeds the income tax expense at the statutory rates for the year primarily due to the permanent difference of non-deductible goodwill amortization, stock compensation expense, and state income taxes. The income tax benefit from continuing operations of $.1 million in 1998 and $.4 million in 1997 are a direct result of the pre-tax losses, offset in part, by the permanent difference of non-deductible goodwill amortization, stock compensation expense, and state income taxes. The Company believes that the effective tax rate in 2000 will remain higher than the statutory rate due to the ongoing non-deductible goodwill amortization associated with the Company's acquisitions.


LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 1999, the Company had cash and cash equivalents of approximately $31.2 million and working capital of approximately $28.7 million. Cash and cash equivalents at December 31, 1998 totaled $15.3 million and working capital was $14.1 million. The $15.9 million increase in cash over 1998 can primarily be attributed to positive cash flow from operations and approximately $8.1 million of net cash proceeds from the sale of the CRM business, after income tax and other transaction related payments. During 1998, the Company utilized approximately $5 million to acquire 1,000,000 shares of its own common stock. The Company had positive cash flow from operations of approximately $9.9 million, $6.3 million and $2.5 million for 1999, 1998 and 1997, respectively.

        In the third quarter of 1999 the Company made the decision to change banking relationships and chose not to renew its two-year, $15 million revolving credit facility, which the Company allowed to expire in October 1999. The Company did not borrow under the credit facility during 1999. The Company is in the process of negotiating a new revolving credit facility with another financial institution.

        Management believes that the Company's cash and cash equivalent balances, anticipated cash flow from operations and other external sources of available credit will be sufficient to meet the Company's future cash requirements.


RISKS AND UNCERTAINTIES

Concentration of Revenue Sources:

        The business and organizational characteristics of the Company's customer base may vary significantly from period to period and may cause fluctuations in the size and timing of revenue.

        The majority of the Company's revenue is concentrated in the legal services industry. However, no single customer accounts for 10% or more of the consolidated revenue.

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

        Management believes that the Company could experience significant fluctuations in future operating results caused by several factors, including the size and timing of customer engagements; the length of the sales cycle; market acceptance of its software systems and services; technological changes in computer systems and environments; changes in the Company's or its competitors' pricing policies; the Company's success in expanding to new markets; the mix of software systems and services and changes in general economic conditions.

         As a result of all of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.


YEAR 2000 COMPLIANCE

Overview

        Many software products, custom-developed software, and products embedded with microprocessor chips were designed to store, process or perform calculations using only the last two digits of a four-digit year date, for example, "98" rather than "1998". These software systems and embedded products may assume the first two digits of the year date to be "19" and as such they may not be able to process dates with years following 1999. For example, "00" may be treated by certain software systems as the year 1900 rather than the year 2000. Results of this failure to process the date correctly could include miscalculations, unpredictable or inconsistent results or complete system failures. As a software vendor, the so-called "Year 2000 compliance" issue is an issue that the Company must address with respect to its products as well as software and systems provided by others that the Company uses internally.

        During the Year 2000 date transition, the Company did not experience any failure of mission critical systems nor has it experienced any significant problem with regard to third party suppliers. Similarly, to management's knowledge, the Company's customers have not experienced any significant Year 2000 problems with the Company's software products and services. The Company does not anticipate any material adverse effect to its business or its customers in the future as a result of Year 2000 related problems; however, it is possible that such problems might still arise.

State of Readiness

        The Company recognized the need to address the Year 2000 compliance issue and in 1997 established a Year 2000 compliance committee to supervise and monitor the planning, performance and assessment of the Company's Year 2000 compliance efforts. In the second half of 1997, the Company began developing an inventory list of all its proprietary software products, third party products it incorporates in its products or resells, infrastructure and internal use products, facilities and office service systems and hardware products upon which it relies. The Company's Year 2000 committee appointed individual team leaders from various functional areas to be responsible for the efforts of assessing Year 2000 compliance for each of the inventory list items.

        Proprietary Software Products and Custom Developed Software: In May 1998, following a period of assessment and testing, the Company issued its Year 2000 readiness statement which specifically identified the current versions of each of the Company's proprietary products that met the adopted standard. The Company believes that its current versions of proprietary software products are Year 2000 compliant; however, no assurance can be given that additional modifications for Year 2000 compliance will not be necessary. The Company's software products are integrated with its customers' software and hardware systems and have, in many cases, been uniquely customized to the customers' specifications. The Company has generally not tested its products as integrated in its customers' operating environments. The customers' systems with which the Company's products interoperate may not be Year 2000 compliant which may affect the operation of the Company's products.

        Some of the Company's former customers and current customers presently use earlier versions of the Company's software products and/or associated custom code that are not Year 2000 compliant. The Company has made efforts to communicate with these customers to advise them that they will need to upgrade to a Year 2000 compliant version of the Company's software product, revise custom code or implement other alternatives to meet their business needs.

        Third Party Products: Third party products integrated within the Company's products are included in the test plans and compliance efforts that the Company has for its own products. In addition, the Company has obtained certification of Year 2000 compliance from most third party vendors whose products are integrated in the Company's products or that are resold by the Company.

        Infrastructure and Third Party Products Used Internally: The Company has obtained certification of Year 2000 compliance from each of the vendors of its internal use information technology systems. The Company has developed test plans for these internal use systems following the same guidelines and standards that it has used for its own products. The Company has developed test plans for all critical internal use technology systems and the testing of these was completed in 1999.

Risks and Costs

        Because of the nature of the Company's business, the Company may be subject to Year 2000 claims or litigation by: its customers; customers of divested businesses where the Company retained potential product liabilities, including the CRM business; or other parties. Many customers may have incurred significant costs in making their information processing systems Year 2000 compliant and may seek to transfer such costs through litigation to information processing industry vendors such as the Company. Although the ultimate outcome of any litigation is uncertain, the Company does not believe that the ultimate amount of liability, if any, from such actions would have a material adverse effect on the Company. To date, the Company has not been subject to any such claims or litigation.

        The Company did not specifically hire additional personnel or make material purchases of products to address Year 2000 compliance issues. The expenditures made to date have principally related to salary costs of existing personnel assigned to participate at various levels in the Company's compliance efforts and costs associated with upgrading certain business systems. All costs related to achieving Year 2000 compliance are being expensed as incurred. The Company estimates that the costs incurred to date related to Year 2000 compliance efforts range between $.5 and $1.0 million.

        As the Company did not, nor does it expect to, experience any significant Year 2000 problems at or after the turn of the millennium, the Company does not currently expect to incur any significant additional costs related to its Year 2000 compliance efforts. All incremental costs associated with the Year 2000 compliance issue will continue to be expensed as incurred.


EXCHANGE RATE FLUCTUATIONS

        The Company's revenue is principally generated in the United States, however for the years ending December 31, 1999, 1998, and 1997 the Company's revenue generated outside the United States represented 16%, 17% and 22% of the consolidated revenue from continuing operations, respectively. For those same periods, revenue generated in Europe represented approximately 13%, 13% and 20% of consolidated revenue from continuing operations, respectively. Since the Company's contracts with non-U.S. customers generally denominate the amount of payments to be received by the Company in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risks. Also, the Company may be subject to currency transaction risks when the Company's contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts.


EURO CURRENCY

        In January 1999, a new currency called the ECU or the "euro" was introduced in certain Economic and Monetary Union (the "EMU") countries. During 2002, all EMU countries are expected to be operating with the euro as their single currency. As a result, in less than two years all organizations headquartered or maintaining a subsidiary in an EMU country are expected to need to be euro currency enabled and computer software used by these organizations will need to be euro currency enabled. The transition to the euro currency involves the handling of parallel currencies and conversion of legacy data. Uncertainty exists as to the effects the euro currency will have on the marketplace. Additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the euro currency. The Company is monitoring the rules and regulations as they become known in order to make any changes to the software that the Company deems necessary to comply with such rules and regulations. Although the Company currently offers certain software products that are designed to be multi-currency enabled and the Company believes that it will be able to accommodate any required euro currency changes in its software products, there can be no assurance that once the final rules and regulations are completed that the Company's software will contain all of the necessary changes or meet all of the euro currency requirements.

NEW ACCOUNTING PRONOUNCEMENTS

        In 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for certain costs in connection with obtaining or developing computer software for internal use and requires that entities capitalize such costs once certain criteria are met.

        Also in 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up costs and organization costs and requires costs of start-up activities and organization costs to be expensed as incurred.

        The adoption of SOP 98-1 and SOP 98-5 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

        In December 1999, the Securities and Exchange Commission staff (the "staff") released Staff Accounting Bulletin No. 101 ("SAB 101") that provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company is required to adopt SAB 101 during 2000. Management is in the process of analyzing the provisions of SAB 101 and does not believe that adoption of SAB 101 will have a material Impact on the Company's financial condition, results of operations or cash flows.

                      ELITE INFORMATION GROUP, INC.
                   Consolidated Statement of Operations
                  (In thousands, except per share data)

                                                                         For the Years Ended December 31,
                                                                     --------------------------------------
                                                                       1999           1998           1997
                                                                     --------       --------       --------
Net revenue                                                          $ 59,266       $ 45,062       $ 33,933
                                                                     --------       --------       --------
Operating expenses:
  Cost of revenue                                                      33,943         28,681         23,784
  Research and development                                              4,377          3,059          1,472
  Sales and marketing                                                   8,347          8,901          5,954
  General and administrative                                            6,972          6,675          6,041
                                                                     ========       ========       ========
       Total operating expenses                                        53,639         47,316         37,251
                                                                     --------       --------       --------
Operating income (loss)                                                 5,627         (2,254)        (3,318)
Loss on disposition of non-strategic business unit                       (295)            --             --
Interest income, net                                                    1,154            857            832
                                                                     --------       --------       --------
Income (loss) from continuing operations before income taxes            6,486         (1,397)        (2,486)
Income tax (provision) benefit for continuing operations               (2,692)            98            366
                                                                     --------       --------       --------
Income (loss) from continuing operations                                3,794         (1,299)        (2,120)
                                                                     --------       --------       --------
Discontinued Operations:
  Income (loss) from discontinued operations, net of income tax          (382)        (6,298)         5,059
  Gain on sale of discontinued operations, net of income tax            4,919             --             --
                                                                     ========       ========       ========
Net income (loss)                                                    $  8,331       $ (7,597)      $  2,939
                                                                     ========       ========       ========

Net income (loss) per share - continuing operations
    - Basic                                                          $   0.46       ($  0.15)      ($  0.23)
    - Diluted                                                        $   0.44       ($  0.15)      ($  0.23)

Net income (loss) per share - discontinued operations
    - Basic                                                          ($  0.05)      ($  0.71)      $   0.55
    - Diluted                                                        ($  0.04)      ($  0.71)      $   0.55

Net income per share - gain on sale of discontinued operations
    - Basic                                                          $   0.59             $-             $-
    - Diluted                                                        $   0.57             $-             $-

Net income (loss) per share
    - Basic                                                          $   1.00       ($  0.86)      $   0.32
    - Diluted                                                        $   0.97       ($  0.86)      $   0.32

Weighted average shares outstanding
    - Basic                                                             8,305          8,815          9,085
    - Diluted                                                           8,584          8,815          9,137

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          ELITE INFORMATION GROUP, INC.
                           Consolidated Balance Sheet
                        (In thousands, except share data)


                                                                                As of December 31,
                                                                             -----------------------
                                                                               1999           1998
                                                                             --------       --------
ASSETS
Current assets:
    Cash and cash equivalents                                                $ 31,152       $ 15,273
    Receivables                                                                23,669         28,417
    Deferred income taxes                                                       3,321          6,131
    Other current assets                                                          972          1,930
                                                                             --------       --------
        Total current assets                                                   59,114         51,751
Property and equipment, net                                                     2,503          5,167
Software costs, net                                                               718          3,309
Intangible assets, net                                                          3,557          4,782
Other assets                                                                      224             87
                                                                             --------       --------
                                                                             $ 66,116       $ 65,096
                                                                             ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                         $  5,260       $  5,070
    Accrued compensation                                                        2,860          3,974
    Other current liabilities                                                   5,042          4,758
    Deferred revenue and customer deposits                                     16,871         22,710
    Income taxes payable                                                          414          1,169
                                                                             --------       --------
        Total current liabilities                                              30,447         37,681
                                                                             --------       --------
Deferred income taxes                                                             804          1,392
                                                                             --------       --------
Other liabilities                                                                   2          1,004
                                                                             --------       --------
Commitment and contingencies

Stockholders' equity:
    Common stock, $.01 par value; Authorized 20,000,000 shares;
         Issued 9,355,373 and 9,228,623 shares, respectively                       94             92
    Paid-in capital                                                            39,384         38,696
    Treasury stock, at cost, 950,743 and 1,038,552 shares, respectively        (4,604)        (5,427)
    Accumulated deficit                                                           (11)        (8,342)
                                                                             --------       --------
         Total stockholders' equity                                            34,863         25,019
                                                                             --------       --------
                                                                             $ 66,116       $ 65,096
                                                                             ========       ========

        The accompanying notes are an integral part of these consolidated financial statements.

                                     ELITE INFORMATION GROUP, INC.
                                  Consolidated Statement of Cash Flows
                                             (In thousands)


                                                                      For the Years Ended December 31,
                                                                      1999           1998           1997
                                                                    --------       --------       --------
Cash flows from operating activities:
    Net income (loss)                                               $  8,331       $ (7,597)      $  2,939
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
        Depreciation and amortization                                  3,404          5,277          5,687
        Restructuring and impairment costs                                 -            639           (706)
        (Gain) loss on sale of non-strategic business units              295         (1,917)        (1,155)
        (Gain) on sale of discontinued operations                     (4,919)             -              -
        Deferred income taxes                                          2,222         (3,229)           350
        Loss on disposal of property and equipment                       103             24             47
        Changes in assets and liabilities excluding effects of
          businesses divested:
                Receivables                                             (660)         2,910         (4,166)
                Other assets                                              42            194            652
                Accounts payable                                       1,658         (1,255)           489
                Accrued compensation                                     609          1,333            457
                Other liabilities                                        493            139         (2,475)
                Deferred revenue and customer deposits                  (966)        10,978            464
                Income taxes                                            (755)        (1,210)          (102)
                                                                    --------       --------       --------
        Net cash provided by operating activities                      9,857          6,286          2,481
                                                                    --------       --------       --------
Cash flows from investing activities:
    Purchase of property and equipment                                (1,622)        (2,885)        (2,492)
    Investment in software costs                                           -         (1,020)          (239)
    Net cash proceeds from sale of discontinued operations             8,054              -          1,736
    Cash used in disposition of non-strategic business unit             (691)             -              -
                                                                    --------       --------       --------
        Net cash provided (used) by investing activities               5,741         (3,905)          (995)
                                                                    --------       --------       --------
Cash flows from financing activities:
    Purchase of treasury stock                                             -         (4,935)             -
    Payment of notes payable and long-term debt                            -           (138)          (473)
    Proceeds from issuance of common stock                               281              -          1,942
                                                                    --------       --------       --------
        Net cash provided (used) by financing activities                 281         (5,073)         1,469
                                                                    --------       --------       --------
Net increase (decrease) in cash and cash equivalents                  15,879         (2,692)         2,955
Cash and cash equivalents, beginning of period                        15,273         17,965         15,010
                                                                    --------       --------       --------
Cash and cash equivalents, end of period                            $ 31,152       $ 15,273       $ 17,965
                                                                    ========       ========       ========


              The accompanying notes are an integral part of these
                    consolidated financial statements.

                          ELITE INFORMATION GROUP, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        (In thousands, except share data)


                                                Common Stock         Paid-in   Accumulated       Treasury Stock
                                            Shares     Par value     capital     deficit       Shares         Cost          Total
                                          ----------   ----------   --------    ----------    ----------    ----------    --------
Balance, December 31, 1996                 8,988,608   $       90   $ 36,276    $   (3,684)      (38,552)   $     (492)   $ 32,190
Issuance of common shares in
  business acquisitions                       18,800                     235                                                   235
Issuance of common shares pursuant
  to option and employee purchase plans      221,215            2      1,940                                                 1,942
Tax benefit from exercise of certain
  stock options                                                           67                                                    67
Net income                                                                           2,939                                   2,939
                                          ----------   ----------   --------    ----------    ----------    ----------    --------
Balance, December 31, 1997                 9,228,623   $       92   $ 38,518    $     (745)      (38,552)   $     (492)   $ 37,373
Purchase of treasury stock                                                                    (1,000,000)       (4,935)     (4,935)
Adjustments to paid-in-capital for
 cancelled compensatory stock options                                    178                                                   178
Net loss                                                                            (7,597)                                 (7,597)
                                          ----------   ----------   --------    ----------    ----------    ----------    --------
Balance, December 31, 1998                 9,228,623   $       92   $ 38,696    $   (8,342)   (1,038,552)   $   (5,427)   $ 25,019
Issuance of common shares pursuant
  to option and employee purchase plans      126,750            2       (377)                     87,809    $      823         448
Adjustments to paid-in-capital for
 compensatory stock options                                            1,065                                                 1,065
Net income                                                                           8,331                                   8,331
                                          ----------   ----------   --------    ----------    ----------    ----------    --------
Balance, December 31, 1999                 9,355,373   $       94   $ 39,384    $      (11)     (950,743)   $   (4,604)   $ 34,863
                                          ==========   ==========   ========    ==========    ==========    ==========    ========


                   The accompanying notes are an integral part of these
                  consolidated financial statements.

                          ELITE INFORMATION GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS, CERTAIN SIGNIFICANT ESTIMATES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Elite Information Group, Inc. ("Elite" or the "Company") is the parent company to Elite Information Systems, Inc. and Elite.com, Inc. Elite Information Systems is an international software product and services company that provides a comprehensive suite of financial and practice management software applications for law firms and other professional service organizations of all sizes. Elite Information Systems' software products are often sold with related services to aid the customer in implementation, data conversion and user training efforts. Elite.com provides Internet-based time tracking and billing services to smaller professional services companies including legal, management consulting, computer systems consulting and integration, accounting and engineering. Elite.com utilizes hosted, Internet-based applications and services delivered through its various partners and alliances.

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

        Discontinued operations. On May 19, 1999, the Company completed the sale of its Customer Relationship Management ("CRM") business (see Note 14). Operating results for CRM are classified as discontinued operations in the Company's Consolidated Statement of Operations and prior periods have been restated accordingly.

        Historical balance sheet amounts. The December 31, 1998 balance sheet includes certain assets and liabilities that were sold in May of 1999 as part of the CRM business sale (See Discontinued operations above).

        Revenue recognition. Revenue from services and from the licensing of software with related services is generally recognized as work is performed under the percentage of completion method of accounting with progress measured using labor hours incurred to date compared to total estimated labor hours to be incurred. Revenue from the licensing of software and the sale of hardware products having no significant ongoing obligations is generally recognized upon delivery of the product provided collection of the resulting receivable is probable. Maintenance revenue is recognized ratably over the contract term. Losses are recognized on contracts in the period in which the loss is determined to be probable and estimable.

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

        Software costs. The Company has capitalized certain software development costs that are incurred after the establishment of technological feasibility and prior to the availability of the software for general release in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalized software costs are amortized using the straight-line method over the estimated economic life of the products, up to a maximum of six years.

        Intangible assets. The excess of cost over fair value of assets acquired is amortized using the straight-line method over ten years. Other intangible assets are amortized using the straight-line method over the useful lives of the assets, which range from five to ten years.

        Impairment of long-lived assets. The Company continually monitors conditions that may affect the carrying value of its property and equipment, software costs and intangible assets. When conditions indicate potential impairment of such assets, the Company undertakes necessary market and technology studies and evaluates projected future earnings associated with these assets. When projected future cash flows, not discounted for the time value of money, are less than the carrying value of the asset, an impairment loss is recognized.

        Stock-based compensation. The Company has adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Upon adoption, the Company elected to disclose in the footnotes to its financial statements the impact of utilizing the fair value approach to measure stock-based compensation, as provided for under the provisions of SFAS 123, and to exclude such impact from its recorded earnings. The Company measures stock-based compensation based on the intrinsic value approach as provided for under the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25").

        Fair Value of Financial Instruments. The fair value of the Company's financial instruments such as cash and cash equivalents, receivables and payables approximate the carrying value of such instruments at December 31, 1999.

        Income (loss) per share. The Company computes earnings per share in accordance with Statement of Financial Accounting Standards Number 128 "Earnings per Share" ("SFAS 128"). SFAS 128 requires the presentation of basic and diluted earnings per share for all periods presented. Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding combined with any outstanding common stock equivalents (principally stock options) required to be included under the "treasury stock" method. For the year ended December 31, 1998, there was no difference between the basic and diluted number of common shares outstanding because the Company had a net loss for the year and the effect of the assumed exercise of common stock equivalents would have been anti-dilutive. The following is a reconciliation of the denominator for the basic and diluted earnings per share ("EPS") computation:

                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                  -------------------------------
                                                   1999         1998         1997
                                                  -------------------------------
Weighted average shares outstanding
 Basic                                            8,305        8,815        9,085
                                                  -------------------------------

Effect of dilutive securities:
  Options and employee stock purchase plan          279           --           52

                                                  -------------------------------
Diluted                                           8,584        8,815        9,137
                                                  ===============================

        Options with an exercise price greater than the average market price of the common shares (or "anti-dilutive options") were not included in the computation of diluted earnings per share. At December 31, 1999 and 1997, there were outstanding anti-dilutive options to purchase 297,665 and 1,008,749 shares of common stock at a weighted average price of $12.54 and $11.97, respectively.


        Reclassifications. Certain prior year amounts have been reclassified to conform with the current year presentation.

        New Accounting Pronouncements. In 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for certain costs in connection with obtaining or developing computer software for internal use and requires that entities capitalize such costs once certain criteria are met.

        Also in 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up costs and organization costs and requires costs of start-up activities and organization costs to be expensed as incurred.

        The adoption of SOP 98-1 and SOP 98-5 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

        In December 1999, the Securities and Exchange Commission staff (the "staff") released Staff Accounting Bulletin No. 101 ("SAB 101") that provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company is required to adopt SAB 101 during 2000. Management is in the process of analyzing the provisions of SAB 101 and does not believe that adoption of SAB 101 will have a material Impact on the Company's financial condition, results of operations or cash flows.


NOTE 2 - SIGNIFICANT TRANSACTIONS

        On December 14, 1999 the Company entered into a merger agreement to be acquired by Solution 6, which is based in Sydney, Australia. As contemplated in the merger agreement, on December 21, 1999 Solution 6 initiated an all cash tender offer to purchase 100% of the outstanding shares of Elite common stock at $11.00 per share. The tender offer is conditioned upon, among other things, Solution 6 acquiring a majority of the fully diluted share capital of Elite and obtaining necessary regulatory approvals. The tender offer has been extended to permit the Federal Trade Commission to complete its review of the merger. The merger agreement may be terminated by either party without cause if the tender offer has not been consummated by May 1, 2000. Per the terms of the merger agreement, the Company must obtain authorization from Solution 6 before entering into certain transactions as specified in the agreement.

        On May 19, 1999 the Company sold its CRM business, based in Charlotte, NC, to Science Applications International Corporation ("SAIC") (see Note 14). During the second quarter ended June 30, 1999, the Company recorded a gain on sale of discontinued operations of $4.9 million, after an income tax provision of $2.9 million, related to this disposition.

        In March 1999 the Company sold all of the outstanding shares of The Minicomputer Company of Maryland, Inc. ("TMC") to a holding company owned by TMC management. During the first quarter ended March 31, 1999 the Company recorded a loss on disposition of this non-strategic business unit of $.3 million.

        In September 1997, the Company sold substantially all of the assets of its VisualImpact software product line. The Company is entitled to receive royalties based primarily on end user revenue of the business, determined quarterly through the fourth quarter of the year 2000. Subsequent to the sale and under the terms of the sale agreement, the Company has received royalties from the buyer of the VisualImpact product line of approximately $.6 million in both 1998 and 1999, and $.2 million in 1997. The gain on the transaction was approximately $.2 million. The operating results of VisualImpact and the gain on sale are included in discontinued operations for the 1997 reporting year.


NOTE 3 - SEGMENT INFORMATION, SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

        In June 1997, the FASB issued Statement of Financial Accounting Standards Number 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") which changes the way that public companies report information about operating segments in annual financial statements and interim financial reports. The Company adopted SFAS 131 beginning in its 1998 annual financial statements.

        Following the sale of CRM and the TMC businesses, for 1999 the Company's only reportable segment is its Elite Information Systems' financial and practice management software business.

        The business and organizational characteristics of the Company's customer base may vary significantly from period to period and may cause fluctuations in the size and timing of revenue. The majority of Company's revenue is concentrated in the legal services industry. However, no single customer accounts for 10% or more of the Company's total revenue.


        The Company's assets are principally located in North America. The Company's revenue is principally generated in North America, however for the years ending December 31, 1999, 1998 and 1997 the Company's revenue generated outside the United States represented 16%, 17% and 22% of the consolidated revenue, respectively. For those same periods, revenue generated in Europe represented approximately 13%, 13% and 20% of consolidated revenue, respectively. Since the Company's contracts with non-U.S. customers generally denominate the amount of payments to be received by the Company in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risks. Also, the Company may be subject to currency transaction risks when the Company's contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts.


NOTE 4 - RECEIVABLES

        At December 31, 1999 and 1998 receivables consisted of the following:

                                                 1999            1998
                                              --------         --------
                                                    (In thousands)
Trade                                         $ 22,490         $ 26,052
Unbilled                                         2,721            2,967
Other                                              485            1,036
                                             ---------        ---------
                                                25,696           30,055
Less - Allowance for doubtful accounts          (2,027)          (1,638)
                                             ---------        ---------
                                              $ 23,669         $ 28,417
                                             =========        =========

NOTE 5 - PROPERTY AND EQUIPMENT

        At December 31, 1999 and 1998 property and equipment consisted of the following:

                                         1999             1998
                                       --------         --------
                                            (In thousands)
Equipment                              $  3,347         $ 13,847
Furniture and fixtures                      633            2,345
Leasehold improvements                      911            1,568
                                       --------         --------
                                          4,891           17,760
Less - Accumulated depreciation          (2,388)         (12,593)
                                       --------         --------
                                       $  2,503         $  5,167
                                       ========         ========

        Depreciation expense from continuing operations was $.7 million, $.7 million and $.5 million for 1999, 1998 and 1997, respectively.


NOTE 6 - SOFTWARE COSTS

        The Company capitalized software development costs from continuing operations of approximately $.2 million in both 1998 and 1997. The Company capitalized software development costs, on a consolidated basis including discontinued operations, of $1.0 million and $.2 million in 1998 and 1997, respectively. Capitalized software costs in the accompanying balance sheet also include the cost of purchased software.

        Accumulated amortization for software costs was $5.4 million and $9.0 million at December 31, 1999 and 1998, respectively. The reduction in accumulated amortization in 1999 from 1998 is the result of the sale of the Company's CRM business in May 1999. Software amortization expense from continuing operations was approximately $1.0 million in 1999, 1998 and 1997.

        In connection with certain software developed or acquired by the Company and licensed to customers, the Company is obligated to pay royalties to third parties. The agreements generally provide for payment of a specific amount for each user licensed by the Company. Royalty expense from continuing operations was $.9 million, $1.6 million and $.6 million for 1999, 1998 and 1997, respectively.


NOTE 7 - INTANGIBLE ASSETS

        At December 31, 1999 and 1998 intangible assets consisted of the following:

                                                           1999             1998
                                                         --------         --------
                                                              (In thousands)
Excess of cost over fair value of assets acquired        $  5,690         $  6,443
Customer lists and maintenance contracts                    2,700            2,700
Assembled workforce                                         1,800            1,800
                                                         --------         --------
                                                           10,190           10,943
Less- Accumulated amortization                             (6,633)          (6,161)
                                                         --------         --------
                                                         $  3,557         $  4,782
                                                         ========         ========

Intangible asset amortization expense from continuing operations was $.9 million for 1999, and $1.2 million for both 1998 and 1997.


NOTE 8 - RESTRUCTURING CHARGE

        In 1998 the Company incurred restructuring charges of approximately $.6 million for termination benefits for 17 people related to the Company's efforts to re-size its CRM staff, reflecting changing business conditions. In 1998 the Company utilized cash of approximately $.4 million to satisfy obligations related to these termination benefits and the remaining $.2 million was paid out in January 1999. Due to the May 1999 sale of the CRM business, the restructuring charges have been classified as part of discontinued operations in the Company's Consolidated Statement of Operations.


NOTE 9 - BANK AND CREDIT FACILITY

        In the third quarter of 1999 the Company made the decision to change banking relationships and chose not to renew its two-year, $15 million revolving credit facility, which it allowed to expire in October 1999. The Company did not borrow under the credit facility during 1999. The Company is in the process of negotiating a new revolving credit facility with another financial institution.

        Cash paid for credit line fees and interest on debt was less than $.1 million for 1999, 1998 and 1997, respectively.


NOTE 10 - EMPLOYEE BENEFIT PLANS

        The Company maintains a 401(k) retirement plan to which qualified employees may contribute from 1% to 15% of eligible annual compensation. The Company matches 50% of these contributions, up to a maximum of 6% of each participant's compensation for the plan year. Company contributions totaled approximately $.5 million, $.8 million and $.7 million for 1999, 1998 and 1997, respectively.

        The Company had an Employee Stock Purchase Plan ("ESPP"), which expired December 31, 1999, under which substantially all employees could purchase up to an aggregate of 1,000,000 shares of the Company's common stock. The purchase price of the shares under the plan was 85% of the lesser of the fair value of the Company's common stock at the beginning of the plan year or at the end of the plan year. Employees could designate up to 10% of their compensation to be withheld towards the purchase of stock under the plan, up to a maximum value of $25,000 based on the fair market value as of the beginning of each plan year. The Company could provide shares under the plan from shares authorized and unissued or from shares acquired and held in treasury. The Company will consider instituting a new ESPP during 2000.


NOTE 11 - INCOME TAXES

        The components of the provision (benefit) for income taxes from continuing operations for 1999, 1998 and 1997 consist of the following:


                                       1999            1998           1997
                                     -------         -------         -------
                                                 (In thousands)
Current provision (benefit):
    Federal                          $ 1,535         $ 2,957        ($   613)
    State                                141             261             (54)
                                     -------         -------         -------
                                       1,676           3,218            (667)
                                     -------         -------         -------
Deferred provision (benefit):
    Federal                              933          (3,047)            277
    State                                 83            (269)             24
                                     -------         -------         -------
                                       1,016          (3,316)            301
                                     -------         -------         -------
                                     $ 2,692         $   (98)        $  (366)
                                     =======         =======         =======

        A reconciliation of income taxes computed at the statutory federal income tax rate to the recorded provision for income taxes is as follows:

                                                      1999            1998            1997
                                                     -------         -------         -------
                                                                 (In thousands)
Provision (benefit) for income taxes computed
   at the statutory federal rate                     $ 2,205         ($  475)       ($   845)
Non-deductible amortization and
  impairment of intangible assets                        207             204             204
Stock compensation                                        18             181             181
State income taxes, net of federal income
  tax benefit                                            201             (43)            (77)
Other                                                     61              35             171
                                                     -------         -------        --------
                                                     $ 2,692         ($   98)       ($   366)
                                                     =======         =======        ========

Deferred tax assets (liabilities) recognized in the Company's balance sheet at December 31, 1999 and 1998 were as follows:

                                                       1999                1998
                                                    ---------          -----------
                                                            (In thousands)
Deferred tax assets:
  Assets allowances                                  $    750           $      710
  Deferred revenue and other accruals                   1,778                4,989
  Net operating losses and other carryforwards          1,684                1,555
  Compensation deductions                                 344                   --
  Other deductions                                        449                  432
                                                     --------           ----------
Gross deferred tax assets                               5,005                7,686
                                                     --------           ----------
  Less: valuation allowance                            (1,684)              (1,555)
                                                     --------           ----------
Deferred tax assets                                     3,321                6,131
                                                     --------           ----------
Deferred tax liabilities, net:

  Property and equipment                                    --                 (73)
  Software costs and intangible assets                    (804)             (1,094)
  Other liabilities                                         --                (225)
                                                     ---------          ----------
                                                          (804)             (1,392)
                                                     ---------          ----------
                                                     $   2,517          $    4,739
                                                     =========          ==========

        Cash paid for income taxes was approximately $3.5 million, $1.0 million and $3.4 million for 1999, 1998 and 1997, respectively.

        At December 31, 1999, the Company had approximately $19 million in state net operating loss ("NOL") carryforwards. A full valuation allowance has been recorded against the state NOLs based on management's judgement as to current separate company income limitations. Management has evaluated the Company's other deferred tax assets and believes that such assets will more likely than not be realized. The Company utilized $2.4 million and $4.9 million of its state NOLs during 1999 and 1997, respectively.


NOTE 12 - STOCKHOLDERS' EQUITY

        The Company's authorized capital stock consists of 20,000,000 shares of $.01 par value common stock and 2,000,000 shares of $.01 par value preferred stock. The preferred stock is issuable in one or more series with such rights, preferences and privileges, as the Company's Board of Directors shall determine.

        On April 13, 1999, the Board of Directors of the Company implemented a shareholder rights plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company. The dividend was paid on April 26, 1999, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") at a price of $22.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 14, 1999, as the same may be amended from time to time, between the Company and EquiServe Trust Company, N.A., as Rights Agent. On December 14, 1999, in connection with the Company's execution of the merger agreement with Solution 6, it amended the Rights Agreement to exempt the transactions contemplated by the merger agreement from the operation of the Rights Agreement.

        At December 31, 1999, options for 125,665 shares of common stock were outstanding under the Company's former Restated 1985 Incentive Stock Option Plan (the "1985 Plan"), which was terminated in June 1995. No additional options may be granted under this plan. The 1985 Plan is administered by the Compensation Committee of the Company's Board of Directors. Options were granted under the 1985 Plan at a price not less than 100% of the fair market value of the shares subject to options (or 110% of fair market value in the case of an optionee who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of shares of the Company immediately before such option is granted). Options are exercisable in six equal annual installments beginning on the date of grant and expire ten years from the date of grant.

        During 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") under which options for up to 875,000 shares of the Company's common stock may be granted to key employees and directors. Options for 568,975 shares of common stock were outstanding under the 1996 Plan at December 31, 1999. The 1996 Plan is administered by the Compensation Committee of the Company's Board of Directors which determines the price, exercise date and term (not to exceed 10 years) of each option granted to employees. Options may be granted under the 1996 Plan at a price not less than 100% of the fair market value of the shares subject to options. In addition, the 1996 Plan provides for the formula grant of options to members of the Company's Board of Directors. During 1999, an employee of the Company voluntarily forfeited 400,000 options, returning them to the Company. In January 1999, the Company granted 503,000 options under the 1996 plan at the then current fair market value of $2.34 to certain key employees, which did not include the employee who had forfeited options. These options vested one-half upon grant and one-half one-year later. The Company recognized $.1 million, $. 5 million and $.5 million of stock based compensation related to options granted under this plan in 1999, 1998 and 1997, respectively.

        The following table sets forth the changes in the number of shares subject to options for the 1985 and 1996 Plans during 1999, 1998 and 1997:

                                                                            Weighted
                                           Number         Option Price       Average
                                         of Shares        per Share($)    Option Price($)
                                        ----------         -----------        -----
Outstanding at December 31, 1996         1,316,505          6.80-25.50        12.10
  Granted                                   37,000         11.00-14.00        12.60
  Exercised                               (101,668)         6.80-11.25         9.05
  Canceled or expired                     (201,754)         7.75-25.50        15.24
                                        ----------
Outstanding at December 31, 1997         1,050,083          7.75-25.50        11.82
  Granted                                   28,000          3.06-8.69          6.19
  Exercised                                     --
  Canceled or expired                     (102,839)         7.75-25.50        11.02
                                        ----------
Outstanding at December 31, 1998           975,244          3.06-25.50        11.62
  Granted                                  673,000          2.34-7.50          3.15
  Exercised                               (126,750)         2.34-3.34          2.36
  Canceled or expired                     (826,854)         2.34-25.50         9.68
                                        ----------
Outstanding at December 31, 1999           694,640          2.34-25.50         7.32
                                        ==========

Exercisable at December 31, 1999           359,988
                                        ==========

        During 1999, the Board of Directors of Elite.com adopted the Elite.com 1999 Stock Option Plan ("the 1999 Plan"). Under the 1999 Plan, an aggregate of 1,500,000 shares of Elite.com common stock is reserved for option grants to officers and key employees of Elite.com. The 1999 Plan is administered by the Elite.com Board of Directors, which determines the price, exercise date and term (not to exceed 10 years) of each option granted to employees. Under the 1999 Plan, options may be granted at a price not less than 100% of the fair market value of the shares subject to options. Because Elite.com common stock is not publicly traded, all options granted in 1999 were granted at an exercise price of $0.15 per share, the deemed fair market value per share. Such value is determined by the Elite.com Board of Directors based on factors that the board believes affects fair market value. As of December 31, 1999, 1,090,000 options were granted and no options had been exercised or canceled.

        Pursuant to the requirements of SFAS No. 123, the following disclosures are presented to reflect the Company's pro forma net income (loss) and net income (loss) per common and common equivalent share, as if the Company had elected to use the fair value method of accounting prescribed by SFAS No. 123, rather than continuing to apply the provisions of APB 25. In preparing these disclosures, the Company has determined the value of all options granted during 1999, 1998 and 1997 using the average value method, as described in SFAS No. 123, and based on an assumed dividend yield rate of zero percent, a weighted average risk free rate of 6.7% for 1999, 4.5% for 1998 and 6.1% for 1997 and weighted average expected lives of approximately 5 to 9 years, depending on the grant date. The weighted average fair value of options on the date of grant for 1999, 1998 and 1997 were $1.83, $3.03 and $5.93, respectively. Had compensation expense been determined consistent with SFAS No. 123, utilizing these assumptions and the straight-line amortization method over the vesting period, the Company's net income (loss) and net income (loss) per common and common equivalent share would have been as follows:

                                                        1999             1998              1997
                                                      ---------        ---------         ---------
                                                        ($ in thousands, except per share amounts)
Net income (loss)                  As reported        $   8,331        $  (7,597)        $   2,939
                                   Pro forma              8,007        $  (9,365)        $     479

Income (loss) per diluted share    As reported        $    0.97        $   (0.86)        $    0.32
                                   Pro forma          $    0.93        $   (1.06)        $    0.05

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

        The Company leases equipment and facilities under operating leases. Rental expense from continuing operations for operating leases was $.7 million, $.7 million and $.4 million for 1999, 1998 and 1997, respectively. As of December 31, 1999 there is approximately $.9 million of deferred lease incentives that will reduce the annual lease expense related to the Company's office facilities by approximately $.1 million per year through June 30, 2008. Future minimum lease payments under operating leases having an initial or remaining non-cancelable term in excess of one year are as follows:

                                       Future Minimum
                                       Lease Payments
                                      -----------------
                                       (In thousands)
Years ending December 31:
2000                                      $   712
2001                                          816
2002                                          816
2003                                          837
2004 & thereafter                           4,057
                                          -------
                                          $ 7,238
                                          =======

Legal Matters

        The Company is exposed to certain asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on the Company's financial position or results of operations.

Acquisition Earnout

        In June 1995, the Company acquired certain assets and liabilities of TMC. In connection with this acquisition, the sellers of TMC were entitled to receive additional shares of the Company's common stock through June of 1998 in the event certain annual financial and other targets were met. In 1998 the Company amended its purchase agreement with the sellers of TMC to specify that the 1998 earn-out would be paid in cash. In connection with this earn-out provision, the Company paid cash of $320,000 in 1998 and issued stock valued at approximately $235,000 in 1997 to the sellers of TMC and recorded expense for such amounts.


NOTE 14 - DISCONTINUED OPERATIONS

        On May 19, 1999 the Company sold its CRM business, based in Charlotte, NC, to Science Applications International Corporation ("SAIC"). During the second quarter ended June 30, 1999, the Company recorded a gain on sale of discontinued operations of $4.9 million, after an income tax provision of $2.9 million, related to this disposition. The gain on sale included certain transaction costs and other direct costs associated with the sale. The Company received approximately $14.3 million in cash proceeds from the transaction.

        Operating results for CRM are classified as discontinued operations on the Company's Consolidated Statement of Operations. Revenue applicable to discontinued operations for 1999 through the date of sale, and for the years ended December 31, 1998 and 1997 totaled $10,911,000, $23,973,000 and
$45,626,000, respectively. Income (loss) from discontinued operations for 1999 through the date of sale, and for the years ended December 31, 1998 and 1997 are net of income tax provision (benefits) of $(222,000), $(3,444,000) and $2,765,000, respectively.


NOTE 15 - CORPORATE NAME CHANGE

        On May 27, 1999, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to change its name to Elite Information Group, Inc., from Broadway & Seymour, Inc. The name change became effective on May 27, 1999. The Company also changed its NASDAQ trading symbol to ELTE and will continue to trade as a National Market Issue on the NASDAQ under ELTE.


NOTE 16 - SUBSEQUENT EVENT

        On January 6, 2000 the Company announced that the Federal Trade Commission ("FTC") had requested additional information and documentary material in connection with its review of the proposed merger between Elite and Solution 6 Holdings Limited. The FTC request has resulted in an extension of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The Company can give no assurances as to the timing or outcome of the FTC's review or as to the timing or completion of the tender offer and merger.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Stockholders of Elite Information Group, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Elite Information Group, Inc. (formerly Broadway & Seymour, Inc.) and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Los Angeles, California
February 14, 2000

RESULTS BY QUARTER AND CAPITAL STOCK INFORMATION
Unaudited

                                                 1999 Quarter Ended                            1998 Quarter Ended
                                       -----------------------------------------   -------------------------------------------
In thousands except per share data     3/31/99     6/30/99     9/30/99  12/31/99   3/31/98    6/30/98     9/30/98     12/31/98
                                       --------    --------    -------   -------   -------    --------    --------    --------

Revenue                                $ 12,988    $ 15,401    $15,381   $15,496   $ 8,343    $ 10,850    $ 12,385    $ 13,484
Cost of revenue                           7,926       8,430      8,974     8,613     5,805       7,192       7,643       8,041
Operating expenses                        4,804       5,801      4,765     4,326     3,521       4,464       4,838       5,812
Operating income (loss)                     258       1,170      1,642     2,557      (983)       (806)        (96)       (369)
Loss on disposition of
  non-strategic business units             (295)         --         --        --        --          --          --          --
Interest income, net                        163         260        354       377       249         235         246         127
                                       --------    --------    -------   -------   -------    --------    --------    --------
Income (loss) from
  continuing operations                      67         720      1,217     1,790      (683)       (531)        139        (224)
Discontinued operations:
  Income (loss) from operations,
    net of income tax                       (49)       (333)        --        --       684      (2,136)     (2,852)     (1,994)
  Gain on sale, net of income tax            --       4,919         --        --        --          --          --          --
                                       --------    --------    -------   -------   -------    --------    --------    --------
Net income (loss)                      $     18    $  5,306    $ 1,217   $ 1,790   $     1    $ (2,667)   $ (2,713)   $ (2,218)
                                       ========    ========    =======   =======   =======    ========    ========    ========
Net income (loss) per diluted share:
  Continuing operations                $   0.01    $   0.08    $  0.14   $  0.21   $ (0.07)   $  (0.06)   $   0.02    $  (0.03)
  Discontinued operations:
    Income (loss) from operations,
        net of income tax              $  (0.01)   $  (0.04)        --        --   $  0.07    $  (0.23)   $  (0.33)   $  (0.24)
    Gain on sale, net of income tax          --    $   0.57         --        --        --          --          --          --
  Net income (loss)                    $   0.00    $   0.62    $  0.14   $  0.21   $  0.00    $  (0.29)   $  (0.31)   $  (0.27)
                                       ========    ========    =======   =======   =======    ========    ========    ========

MARKET FOR COMMON STOCK

The Company's common stock, $.01 par value, trades on the National Association of Securities Dealers, Inc. Nasdaq National Market System ("NASDAQ") under the symbol ELTE (formerly BSIS). The following table shows the price range of the Company's common stock for the past two years:

                            1999 Quarter Ended                              1998 Quarter Ended
                -------------------------------------------    -------------------------------------------
                3/31/99    6/30/99     9/30/99     12/31/99    3/31/98     6/30/98     9/30/98    12/31/98
                ------      ------      ------      -------    -------      ------      ------      ------
High            $ 4.00      $ 6.00      $ 6.63      $10.69      $ 9.06      $ 8.00      $ 7.63      $ 3.75
Low             $ 2.25      $ 3.63      $ 4.94      $ 4.66      $ 7.13      $ 5.25      $ 3.25      $ 2.25