Form 10-K, Exhibit 13
period 2001-12-31
ELITE INFORMATION GROUP INC
filed 2002-03-29
CIK 885533

                                                                      EXHIBIT 13


SELECTED FINANCIAL DATA


(In thousands, except per share data)
CONSOLIDATED OPERATIONS (A)                               2001        2000        1999         1998          1997
                                                       ---------    --------     --------    ---------     --------

Net revenue                                            $ 68,762     $ 52,332     $ 59,266     $ 45,062     $ 33,933
Cost of revenue                                          34,318       29,292       32,300       26,716       21,819
Gross profit                                             34,444       23,040       26,966       18,346       12,114
Operating expenses                                       26,208       22,967       19,696       18,635       13,467
Amortization of goodwill and other acquired
  intangibles                                             2,132        1,474        1,643        1,965        1,965
Write-off of in-process research and development           --          1,000         --           --           --
Operating income (loss)                                   6,104       (2,401)       5,627       (2,254)      (3,318)
Loss on disposition of non-strategic business unit         --           --           (295)        --           --
Interest income, net                                        823        1,598        1,154          857          832
Income (loss) from continuing operations before
  income taxes                                            6,927         (803)       6,486       (1,397)      (2,486)
Income tax benefit (provision) for continuing
  operations                                             (2,420)         671       (2,692)          98          366
INCOME (LOSS) FROM CONTINUING OPERATIONS                  4,507         (132)       3,794       (1,299)      (2,120)
NET INCOME (LOSS)                                      $  4,778     $   (132)    $  8,331     $ (7,597)    $  2,939

Net income (loss) per share - continuing operations
Basic                                                  $   0.56     $  (0.02)    $   0.46     $  (0.15)    $  (0.23)
Diluted                                                $   0.55     $  (0.02)    $   0.44     $  (0.15)    $  (0.23)

Net income (loss) per share
Basic                                                  $   0.59     $  (0.02)    $   1.00     $  (0.86)    $   0.32
Diluted                                                $   0.58     $  (0.02)    $   0.97     $  (0.86)    $   0.32

Weighted average shares outstanding
Basic                                                     8,074        8,492        8,305        8,815        9,085
Diluted                                                   8,236        8,492        8,584        8,815        9,137


SELECTED BALANCE SHEET DATA

AS OF DECEMBER 31,                                        2001        2000         1999        1998          1997
                                                       ---------    --------     --------    ---------     --------
Cash and cash equivalents                              $ 24,699     $ 24,787     $ 31,152     $ 15,273     $ 17,965
Working capital                                        $ 22,115     $ 17,515     $ 28,667     $ 14,070     $ 24,572
Total assets                                           $ 67,899     $ 61,044     $ 66,116     $ 65,096     $ 67,343
Long-term debt, including current portion                  --           --           --           --       $    138
Stockholders' equity                                   $ 37,621     $ 32,632     $ 34,863     $ 25,019     $ 37,373


(a) The comparability of the results of operations for the periods presented is affected by dispositions of certain businesses as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations. On May 19, 1999 the Company sold its Customer Relationship Management business ("CRM"). Therefore, operating results for CRM are presented on the Consolidated Statement of Operations as discontinued operations and prior periods have been restated to reflect the Company's continuing operations. Historical operating results for continuing operations in 1999 and prior periods reflect higher levels of corporate headquarters related costs, which were incurred in support of both continued and discontinued operations.

                          ELITE INFORMATION GROUP, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Elite Information Group, Inc. ("Elite" or the "Company") is the parent company to Elite Information Systems, Inc. ("EIS"), Elite.com, Inc. and Law Manager, Inc. ("LMI"). Elite is an international provider of a comprehensive suite of financial and practice management systems for professional services firms. The Company's customers include legal and other professional services organizations of all sizes such as accounting, consulting, public relations, financial services, actuarial, software, security, insurance, market research and systems integration firms, as well as corporations and government. EIS' software products are often sold with related services to aid the customer in implementation, data conversion and user training efforts. The Company's products can be licensed outright and installed onsite at the customer's location or are available through an ASP hosting solution ("e-Connect from Elite") where EIS maintains hardware and software that is accessed remotely by the customer. Elite.com provides Internet-based time and billing services to smaller professional services companies including legal, management consulting, computer systems consulting and integration, accounting and engineering. Elite.com utilizes hosted, Internet-based applications and services delivered through its various partners and alliances. LMI provides software products including advanced case management, calendar and docketing, records management and resource management, as well as a full range of implementation services to law firms, large corporate legal departments and government agencies.

NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements that are, or may be, "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that represent the Company's expectations or beliefs concerning future events, including the Company's future product initiatives, sales and financial performance. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in, and cause actual results to vary materially from any results expressed or implied by, such forward-looking statements include the timing and amount of revenue that may be recognized by the Company, continuation of current expense trends, unsuccessful integration of acquired businesses, absence of unforeseen changes in the Company's markets, continued acceptance of the Company's existing services and products in the Company's existing markets and the acceptance of these services and products in new markets, the ability to timely complete the development of new products and services at reasonable cost, customer acceptance of new products and services, general changes in the economy, and the "Risks and Uncertainties" section of Management's Discussion and Analysis of Financial Condition and Results of Operations. There can be no assurance that such future events or results will be achieved, and actual results could differ materially.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses Elite's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes the critical accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements relate to revenue recognition, allowance for uncollectible receivables and realizability of long-lived assets. See Note 1 to the Company's consolidated financial statements.

Revenue from the licensing of software along with related services is generally recognized as work is performed under the percentage of completion method of accounting with progress measured using labor hours incurred to date compared to total estimated labor hours to be incurred. The Company's revenue recognition may be affected when labor hours incurred fall short of or exceed estimates. Additionally, losses may be incurred on contracts. These losses are recognized in the period in which they are determined to be probable and estimable.

The Company maintains allowances for doubtful accounts based on an estimate of losses expected to result from the inability of its customers to make required payments. If the financial condition of Elite's customers were to deteriorate, resulting in a greater than expected aggregate impairment of their ability to make payments, additional allowances may be required.

The Company monitors conditions that may affect the carrying value of its property and equipment, software costs and intangible assets. When conditions indicate potential impairment of such assets, the Company undertakes necessary market and technology studies and evaluates projected future earnings associated with these assets. Future adverse changes in market or technological conditions or poor operating results could result in losses or an inability to recover the carrying value of the assets, thereby possibly requiring an impairment charge in the future.

SIGNIFICANT TRANSACTIONS

The following is a brief summary of the significant transactions that have had a material effect on the Company's historical operating results and financial condition. See Notes to Consolidated Financial Statements, included herein, for additional discussion related to such transactions.

Acquisitions

On July 11, 2000, the Company acquired all of the outstanding capital stock of LMI. In July 2001, the Company paid an additional $1.3 million to the sellers of LMI pursuant to terms of the LMI purchase agreement, which was recorded as additional purchase price, bringing total consideration paid for this business to approximately $14.9 million. An aggregate of $2.7 million of additional purchase price may be payable over the next two years, in equal annual installments on the anniversary date of the acquisition, subject to certain conditions. The consideration paid to date by the Company was funded by its existing cash reserves.

Dispositions

In May 1999, the Company sold its Customer Relationship Management business ("CRM"), based in Charlotte, North Carolina, to Science Applications International Corporation ("SAIC"). During the quarter ended June 30, 1999, the Company recorded a gain on sale of discontinued operations of $4.9 million, after an income tax provision of $2.9 million, related to this disposition.

In March 1999, the Company sold all of the outstanding shares of The Minicomputer Company of Maryland, Inc. ("TMC") to a holding company owned by TMC management. During the quarter ended March 31, 1999, the Company recorded a loss on disposition of this non-strategic business unit of $295,000.

RESULTS OF OPERATIONS

2001 COMPARED TO 2000

Net revenue for the year ended December 31, 2001 increased 31% or $16.4 million to $68.8 million from $52.3 million for the year ended December 31, 2000. Elite's revenue growth for 2001 compared to 2000 is due mainly to higher software license and implementation services revenues related to improved new contract sales levels, along with rising maintenance support revenue reflecting the Company's expanding customer base.

The Company's revenue growth was consistent with its higher backlog of signed customer orders. Backlog of new customer orders for EIS at the beginning of 2001 totaled $15.9 million compared to $11.6 million at the start of 2000. Backlog of new customer orders at December 31, 2001 for EIS totaled $18.4 million. Including the backlog of sales to existing EIS customers and LMI business, the Company's consolidated backlog at December 31, 2001 totaled $25.5 million.

Gross profit, which represents net revenue less cost of revenue, increased to $34.4 million (or 50% of revenue) in 2001 compared to $23.0 million (or 44% of revenue) in 2000. The Company's cost of revenue consists primarily of expenses for deployable resources such as implementation personnel and contract labor, salaries and related expenses for the Company's customer support department, and amounts paid to third party software vendors. The Company's improved gross margin percentage compared to the prior year mainly reflects the larger proportion of higher margin license revenues and a lower level of software vendor royalty costs.

Research and development expenses increased $577,000 in 2001 to $6.7 million (or 10% of revenue) from $6.1 million (or 12% of revenue) in 2000. Research and development expenses consist primarily of salaries and expenses of the Company's research and development personnel and outside consultants. The higher expenses in 2001 reflect costs for work to design and develop certain products to support the Company's expansion into new Professional Services Automation markets, partially offset by reduced expenses for the Company's Internet-based time and billing service. Total research and development expenses were reduced by internally developed software costs that were capitalized totaling approximately $1.2 million for the year. No software development costs were capitalized in 2000.

During 2001, development efforts included a focus on the following new Elite products: Apex, Encompass, Project Portal and Resource Manager. Elite Apex, which became available in late 2001, is a firm-wide relationship management tool with advanced marketing automation capabilities. Elite Encompass, which became available in January 2002, provides advanced document management capability in a collaborative portal platform. Project Portal and Resource Manager are new applications that help professional service firms increase utilization of professional staff through better allocation of human resources and sophisticated project management that integrates with Elite's billing and financial tools. Currently being beta tested, Project Portal and Resource Manager are planned for general availability during 2002.

The Company's research and development expense is expected to increase as a percent of revenue during 2002. The Company is committed to maintaining strong research and development efforts so it can continue to provide innovative software solutions as the needs of its customer base and target markets change.

Sales and marketing expenses increased $1.7 million in 2001 to $12.0 million (or 17% of revenue) from $10.3 million (or 20% of revenue) in 2000. Sales and marketing expenses consist primarily of salaries, commissions, travel, advertising and promotional expenses. The expense increase for 2001 is due primarily to higher sales compensation costs related to the Company's higher sales volume combined with added marketing and advertising costs related to the roll out of new products during the fourth quarter of 2001. Sales and marketing expenses have decreased as a percentage of net revenue primarily due to reduced expenses for the Company's Internet-based time and billing service.

General and administrative expenses increased $1 million in 2001 to $7.5 million (or 11% of revenue) compared to $6.5 million (or 12% of revenue) in 2000. General and administrative expenses consist primarily of salaries of corporate executive, legal, financial and human resources personnel, as well as professional fees and insurance costs. The increase in general and administrative expenses is due largely to higher costs to support sales growth at EIS along with the incremental costs for LMI.

Amortization of goodwill and other intangibles was higher primarily because 2001 reflected a full year's amortization of costs associated with the LMI acquisition. As part of the LMI acquisition, the Company recorded a $1 million charge in the third quarter of 2000 to write-off the estimated value of LMI's in-process research and development.

Net interest income decreased $775,000 in 2001 to $823,000 compared to $1.6 million in 2000. The reduced interest income in 2001 reflects the Company's lower average cash balances available for investment during the year, as discussed further in "Liquidity and Capital Resources," combined with the impact of lower interest rates.

The Company's pre-tax income for 2001 reflected the higher net revenues, combined with substantially lower net expenses related to Elite's Internet-based time and billing service compared to prior year. Due primarily to a reduced cost structure, the net operating loss for this operation was $678,000 in 2001 compared to $4.5 million in 2000.

During 2001, the Company adjusted the estimated gain recognized in 1999 on the sale of its CRM business. The adjustment, resulting in additional gain on sale of discontinued operations and amounting to $271,000 after tax, arose after resolution of matters associated with the sale. This gain is reflected as a gain on sale of discontinued operations on the Company's Consolidated Statement of Operations for 2001.

2000 COMPARED TO 1999

Net revenue for the year ended December 31, 2000 decreased 12% or $7.0 million to $52.3 million from $59.3 million for the previous year ended December 31, 1999. Compared to the prior year, revenue for 2000 reflected significantly lower new contract license and related implementation services revenue, partially offset by higher long-term maintenance revenue and additional sales to existing customers. Revenue for 2000 also included $2.5 million of revenue from the Company's new LMI business, which was acquired in July 2000.

The Company's reduction in new contract-related revenue in 2000 compared to the prior year was the result of its declining backlog of booked contract orders, which represents the amount of unearned software license and implementation revenue on signed contracts with new customers. Backlog at December 31, 1999 of $11.6 million fell from a record $26.4 million at December 31, 1998.

The Company benefited from exceptional new contract sales levels in the second half of 1998 as customers purchased systems in anticipation of Y2K. However, a corresponding weakness in the market occurred in the last half of 1999 and most of 2000, which caused a significant reduction in backlog. In the fourth quarter of 2000, the Company signed a record $11.9 million in new customer contracts, increasing its EIS backlog to $15.9 million at December 31, 2000.

Revenues for the Company's Internet-based time and billing service were nominal in 2000, while the operating loss from this operation amounted to nearly $4.5 million.

Gross profit, which represents net revenue less cost of revenue, decreased to $23.0 million (or 44% of revenue) in 2000 compared to $27.0 million (or 46% of revenue) in 1999. The Company's cost of revenue consists primarily of expenses for deployable resources such as implementation personnel and contract labor, salaries and related expenses for the Company's customer support department, and amounts paid to third party software vendors. Elite's lower 2000 gross profit percent compared to the prior year relates mainly to its reduced level of higher margin license revenue.

Research and development expenses increased $1.7 million in 2000 to $6.1 million (or 12% of revenue) from $4.4 million (or 7% of revenue) in 1999. Research and development expenses consist primarily of salaries and expenses of the Company's research and development personnel and outside consultants. The increase in expense was primarily due to costs associated with the Company's Internet-based time and billing service, along with development of enhanced versions of Elite's core products.

Sales and marketing expenses increased $2.0 million in 2000 to $10.3 million (or 20% of revenue) from $8.3 million (or 14% of revenue) in 1999. Sales and marketing expenses consist primarily of salaries, commissions, travel, advertising and promotional expenses. Excluding costs for its Internet-based time and billing service, sales and marketing expenses for 2000 were actually down from the prior year, primarily due to lower sales commissions related to lower sales volume.

General and administrative expenses decreased $481,000 in 2000 to $6.5 million (or 12% of revenue) compared to $7.0 million (or 12% of revenue) in 1999. General and administrative expenses consist primarily of salaries of corporate executive, legal, financial and human resources personnel as well as professional fees and insurance costs. General and administrative expenses for the first half of 1999 included certain overhead costs related to the Company's former corporate structure in Charlotte, North Carolina, which included its CRM operations that were sold in 1999, along with expenses related to transferring its corporate headquarters location. Expenses in 2000 included approximately $600,000 of costs incurred for outside legal and consulting services related to terminated merger discussions.

As part of the LMI acquisition, the Company recorded a $1 million non-cash charge in the third quarter of 2000 to write-off the estimated value of LMI's in-process research and development.

INCOME TAXES

The income tax provision for continuing operations in 2001 was $2.4 million (35% of pre-tax income). During 2001, an adjustment to estimated income tax accruals was recorded that contributed to a lower effective tax rate for 2001. The

Company has permanent tax differences of non-deductible goodwill amortization and state income taxes that typically cause the tax provision to exceed the tax expense at statutory rates. The income tax benefit for continuing operations of $700,000 in 2000 reflects $800,000 of tax refunds received for research and experimentation tax credits. Excluding the effect of tax credits, the Company's income tax provision in 2000 exceeded the income tax at statutory rates primarily due to the permanent difference of non-deductible goodwill amortization and state income taxes. Income taxes for continuing operations in 1999 were $2.7 million (42% of pre-tax income).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had cash and cash equivalents of approximately $24.7 million and working capital of approximately $22.1 million. Cash and cash equivalents at December 31, 2000 totaled $24.8 million and working capital was $17.5 million. During 2001, positive cash flow from operations of $5.3 million was offset by additional payments under the LMI purchase agreement, along with investments in software development and capital expenditures. During 2000, there was a net $6.4 million decrease in cash and equivalents resulting primarily from a net payment of $9.7 million to acquire LMI and payments of $2.5 million for repurchase of the Company's common stock, offset by positive cash flow from operations. During 1999, there was a $15.9 million increase in cash over 1998 that was attributable primarily to positive cash flow from operations and approximately $8.1 million of net cash proceeds from the sale of the CRM business, after income tax and other transaction related payments. The Company had positive cash flow from operations of approximately $5.3 million, $7.0 million and $9.9 million for 2001, 2000 and 1999, respectively.

On May 16, 2000, the Company entered into a two-year, $10 million revolving credit agreement, as amended, with Mellon Bank, N.A. No borrowings were outstanding under the credit facility at December 31, 2001. Borrowings under the credit facility will bear interest at the Company's choice of an adjusted LIBOR or prime rate, as defined in the credit agreement. The credit facility is secured by substantially all of the Company's tangible and intangible assets and requires the Company to maintain an aggregate of $5 million in a certificate of deposit as collateral with the bank. Additionally, the credit agreement contains customary covenants that require compliance with certain financial ratios and targets, and restricts the incurrence of additional indebtedness, payment of dividends and acquisitions or dispositions of assets, among other things. The credit facility, as amended, expires in April 2003.

Management believes that the Company's cash and cash equivalent balances, anticipated cash flow from operations and other external sources of available credit will be sufficient to meet the Company's cash requirements for the foreseeable future. See contractual commitments associated with operating leases in Note 12 to the Consolidated Financial Statements.

RISKS AND UNCERTAINTIES

Concentration of Revenue Sources

The business and organizational characteristics of the Company's customer base may vary significantly from period to period and may cause fluctuations in the size and timing of revenue.

The majority of the Company's revenue is concentrated in the legal services industry. However, no single customer accounts for 10% or more of consolidated net revenue.

Fluctuations in Operating Results

Although the terrorist attacks against the United States and their aftermath did not have a material effect on the Company's operations in 2001, the Company's revenues depend, to a considerable degree, on the ability of its implementation personnel to travel to customer sites to perform work. Significant disruptions of air travel may impair the Company's ability to service current contracts.

The Company's personnel and other operating expenses are based in part on its expectations for work efforts needed to generate future revenue and are relatively fixed in the short-term. If the Company is unable to generate significant new engagements, or if there is any delay or cancellation of engagements in a particular period, there could be a material adverse effect on the Company's consolidated results of operations and financial condition. Additionally, the Company's implementation personnel require significant advanced training prior to servicing customers. Therefore, the Company could face the short-term risk of having a shortage of experienced implementation personnel capable of generating revenues in the event of a rapid ramp up in new customer orders.

Management believes that the Company could experience significant fluctuations in future operating results caused by several factors, including the size and timing of customer engagements, the length of the sales cycle, market acceptance of its software products and services, technological changes in computer systems and environments, changes in the Company's or its competitors' pricing policies, the Company's success in expanding to new markets, the cost of new product development, the mix of software products and services and changes in general economic conditions.

The Company may be subject to Year 2000 claims or litigation by: its customers, customers of divested businesses in which the Company retained potential product liabilities, including its former Customer Relationship Management business, customers of its recently acquired LMI Business, or other parties. Although the ultimate outcome of any litigation is uncertain, the Company does not believe that the amount of liability, if any, from such actions would have a material adverse effect on the Company. To date, the Company has not been subject to any such claims or litigation.

As a result of all of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

EXCHANGE RATE FLUCTUATIONS

The Company's assets are primarily located in North America. The Company's revenue is principally generated in North America, however, for the years ending December 31, 2001, 2000 and 1999 the Company's revenues generated outside the United States represented 12%, 14% and 16% of consolidated net revenue, respectively. For those same periods, revenue generated in Europe represented approximately 9%, 11% and 13% of consolidated net revenue, respectively. Since the Company's contracts with non-U.S. customers generally denominate the amount of payments to be received by the Company in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risks. Also, the Company may be subject to currency transaction risks when the Company's contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts. The effects of exchange rate fluctuations did not have a material impact on the Company's financial results for the years ended December 31, 2001, 2000 and 1999.

EURO CURRENCY

In January 1999, a new currency called the ECU or the "euro" was introduced in certain Economic and Monetary Union (the "EMU") countries. During 2002, all EMU countries are expected to be operating with the euro as their single currency. The Company currently offers software products that are designed to be multi-currency enabled to accommodate required euro currency changes. Currently, the Company is unaware of any issues with the multi-currency functionality of its products.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations," which establishes new standards for accounting and reporting requirements for business combinations and requires that the "purchase" method of accounting be used for all business combinations initiated after June 30, 2001. Use of the "pooling-of-interest" method is prohibited.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses how intangible assets should be accounted for in the financial statements. This new standard eliminates amortization for goodwill and intangible assets that have indefinite useful lives and requires such assets to be tested annually for impairment, or more frequently if events or changes in circumstances indicate that the related assets might be impaired. The Company's goodwill amortization for 2001 was $1.3 million. Intangible assets that have finite useful lives will continue to be amortized over their useful lives and are subject to impairment testing in accordance with current accounting standards.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, this statement retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.

The Company is required to adopt SFAS No. 142 and SFAS No. 144 in the first quarter of 2002. Adoption of these statements is not expected to have a material adverse impact on the Company's consolidated results of operations and financial condition.

                          ELITE INFORMATION GROUP, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (In thousands, except per share data)



                                                             For the Years Ended December 31,
                                                            ----------------------------------
                                                              2001          2000       1999
                                                            --------     --------     --------
Net revenue                                                 $ 68,762     $ 52,332     $ 59,266
  Cost of revenue                                             34,318       29,292       32,300
                                                            --------     --------     --------
Gross profit                                                  34,444       23,040       26,966

Operating expenses:
  Research and development                                     6,710        6,133        4,377
  Sales and marketing                                         12,025       10,343        8,347
  General and administrative                                   7,473        6,491        6,972
  Amortization of goodwill and other acquired
    intangibles                                                2,132        1,474        1,643
  Write-off of in-process research and development              --          1,000         --
                                                            --------     --------     --------
       Total operating expenses                               28,340       25,441       21,339
                                                            --------     --------     --------
Operating income (loss)                                        6,104       (2,401)       5,627
Loss on disposition of non-strategic business unit              --           --           (295)
Interest income, net                                             823        1,598        1,154
                                                            --------     --------     --------
Income (loss) from continuing operations before income
   taxes                                                       6,927         (803)       6,486
Income tax benefit (provision) for continuing operations      (2,420)         671       (2,692)
                                                            --------     --------     --------
Income (loss) from continuing operations                       4,507         (132)       3,794
                                                            --------     --------     --------
Discontinued Operations:

  Loss from discontinued operations, net of income tax          --           --           (382)
  Gain on sale of discontinued operations, net of
income tax                                                       271         --          4,919
                                                            --------     --------     --------
Net income (loss)                                           $  4,778     $   (132)    $  8,331
                                                            ========     ========     ========


Net income (loss) per share - continuing operations
    Basic                                                   $   0.56     $  (0.02)    $   0.46
    Diluted                                                 $   0.55     $  (0.02)    $   0.44

Net income (loss) per share - discontinued operations
    Basic                                                       --           --       $  (0.05)
    Diluted                                                     --           --       $  (0.04)

Net income per share - gain on sale of discontinued
operations
    Basic                                                   $   0.03         --       $   0.59
    Diluted                                                 $   0.03         --       $   0.57

Net income (loss) per share
    Basic                                                   $   0.59     $  (0.02)    $   1.00
    Diluted                                                 $   0.58     $  (0.02)    $   0.97


Weighted average shares outstanding
    Basic                                                      8,074        8,492        8,305
    Diluted                                                    8,236        8,492        8,584


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                          ELITE INFORMATION GROUP, INC.
                           CONSOLIDATED BALANCE SHEET

                        (In thousands, except share data)


                                                  As of December 31,
                                                ---------------------
                                                  2001         2000
                                                --------     --------
ASSETS
Current assets:
    Cash and cash equivalents                   $ 24,699     $ 24,787
    Receivables                                   22,601       15,684
    Deferred income taxes                          3,612        3,715
    Other current assets                           1,235          822
                                                --------     --------
        Total current assets                      52,147       45,008
Property and equipment, net                        2,219        2,336
Software costs, net                                1,827        1,167
Intangible assets, net                            11,619       12,385
Other assets                                          87          148
                                                --------     --------
                                                $ 67,899     $ 61,044
                                                ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                            $  3,874     $  3,552
    Accrued compensation                           4,170        3,024
    Other current liabilities                      3,556        6,347
    Deferred revenue and customer deposits        17,031       14,570
    Income taxes payable                           1,401         --
                                                --------     --------
        Total current liabilities                 30,032       27,493
                                                --------     --------
Deferred income taxes                                246          911
                                                --------     --------
Other liabilities                                   --              8
                                                --------     --------
Commitments and contingencies
Stockholders' equity:
   Common stock, $.01 par value; Authorized
     20,000,000 shares; Issued 9,458,052 and
     9,415,123 shares, respectively                   95           94
   Paid-in capital                                39,387       39,326
   Treasury stock, at cost, 1,329,819 and
     1,362,276 shares, respectively               (6,496)      (6,645)
    Accumulated earnings (deficit)                 4,635         (143)
                                                --------     --------
         Total stockholders' equity               37,621       32,632
                                                --------     --------
                                                $ 67,899     $ 61,044
                                                ========     ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                          ELITE INFORMATION GROUP, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (In thousands)


                                                         For the Years Ended December 31,
                                                        ----------------------------------
                                                          2001         2000         1999
                                                        --------     --------     --------
Cash flows from operating activities:
  Net income (loss)                                     $  4,778     $   (132)    $  8,331
  Adjustments to reconcile net income (loss)
    to net cash provided by operating activities:
    Depreciation and amortization                          3,687        2,819        3,404
    Write-off of in-process research and development        --          1,000         --
    Loss on sale of non-strategic business unit             --           --            295
    Gain on sale of discontinued operations                 (271)        --         (4,919)
    Deferred income taxes                                   (562)        (287)       2,222
    Changes in assets and liabilities excluding
      effects of businesses acquired and divested:
      Receivables                                         (6,917)       9,816         (660)
      Accounts payable - trade                               322       (1,747)       1,658
      Accrued compensation                                 1,146           46          609
      Other accrued liabilities                             (279)      (1,636)         493
      Deferred revenue and customer deposits               2,461       (2,693)        (966)
      Income taxes                                         1,300         (414)        (755)
      Other, net                                            (352)         223          145
                                                        --------     --------     --------

    Net cash provided by operating activities              5,313        6,995        9,857
                                                        --------     --------     --------
Cash flows from investing activities:
  Purchase of property and equipment                        (884)        (626)      (1,622)
  Investment in software costs                            (1,196)        (936)        --
  Purchase of Law Manager, Inc.                           (3,532)      (9,699)        --
  Net cash proceeds from sale of discontinued
    operations                                              --           --          8,054
  Cash used in disposition of non-strategic
    business unit                                           --           --           (691)
                                                        --------     --------     --------
    Net cash provided (used) by investing
      activities                                          (5,612)     (11,261)       5,741
                                                        --------     --------     --------
Cash flows from financing activities:
  Purchase of treasury stock                                (352)      (2,498)        --
  Proceeds from issuance of common stock                     563          399          281
                                                        --------     --------     --------
    Net cash provided (used) by financing
      activities                                             211       (2,099)         281
                                                        --------     --------     --------
Net increase (decrease) in cash and cash
  equivalents                                                (88)      (6,365)      15,879
Cash and cash equivalents, beginning of year              24,787       31,152       15,273
                                                        --------     --------     --------
Cash and cash equivalents, end of year                  $ 24,699     $ 24,787     $ 31,152
                                                        ========     ========     ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                          ELITE INFORMATION GROUP, INC.

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      (In thousands, except per share data)


                                   COMMON STOCK                          ACCUMULATED            TREASURY STOCK
                                ------------------------     PAID-IN       EARNINGS       -------------------------
                                  SHARES      PAR VALUE      CAPITAL       (DEFICIT)        SHARES          COST          TOTAL
                                ----------    ----------    ----------     ----------     ----------     ----------     ----------
Balance, December 31, 1998       9,228,623    $       92    $   38,696     $   (8,342)    (1,038,552)    $   (5,427)    $   25,019
Issuance of common shares
  pursuant to option and
  employee purchase plans          126,750             2          (377)          --           87,809            823            448
Adjustments to paid-in-capital
  for compensatory stock
  options                             --            --           1,065           --             --             --            1,065

Net income                           8,331          --            --            8,331
                                ----------    ----------    ----------     ----------     ----------     ----------     ----------
Balance, December 31, 1999       9,355,373    $       94    $   39,384     $      (11)      (950,743)    $   (4,604)    $   34,863

Purchase of treasury stock            --            --            --             --         (506,100)        (2,498)        (2,498)
Issuance of common shares
  pursuant to option and
  employee purchase plans           59,750          --             (58)          --           94,567            457            399

Net loss                              --            --            --             (132)          --             --             (132)
                                ----------    ----------    ----------     ----------     ----------     ----------     ----------
Balance, December 31, 2000       9,415,123    $       94    $   39,326     $     (143)    (1,362,276)    $   (6,645)    $   32,632
Purchase of treasury stock            --            --            --             --          (70,200)          (352)          (352)
Issuance of common shares
  pursuant to option and
  employee purchase plans           42,929             1            61           --          102,657            501            563
Net income                            --            --            --            4,778           --             --            4,778
                                ----------    ----------    ----------     ----------     ----------     ----------     ----------
Balance, December 31, 2001       9,458,052    $       95    $   39,387     $    4,635     (1,329,819)    $   (6,496)    $   37,621




                 The accompanying notes are an integral part of
                    these consolidated financial statements.



                          ELITE INFORMATION GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS, CERTAIN SIGNIFICANT ESTIMATES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Elite Information Group, Inc. ("Elite" or the "Company") is the parent company to Elite Information Systems, Inc. ("EIS"), Elite.com, Inc. and Law Manager, Inc. ("LMI"). Elite is an international provider of a comprehensive suite of financial and practice management systems for professional services firms. The Company's customers include legal and other professional services organizations of all sizes such as accounting, consulting, public relations, financial services, actuarial, software, security, insurance, market research and systems integration firms, as well as corporations and government. EIS' software products are often sold with related services to aid the customer in implementation, data conversion and user training efforts. The Company's products can be licensed outright and installed onsite at the customer's location or are available through an ASP hosting solution ("e-Connect from Elite") where EIS maintains hardware and software that is accessed remotely by the customer. Elite.com provides Internet-based time and billing services to smaller professional services companies including legal, management consulting, computer systems consulting and integration, accounting and engineering. Elite.com utilizes hosted, Internet-based applications and services delivered through its various partners and alliances. LMI provides software products including advanced case management, calendar and docketing, records management and resource management, as well as a full range of implementation services to law firms, large corporate legal departments and government agencies.

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

The significant accounting policies used in the preparation of the accompanying financial statements are as follows:

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Discontinued operations. In May 1999, the Company completed the sale of its Customer Relationship Management ("CRM") business (see Note 13). Operating results for CRM are classified as discontinued operations in the Company's Consolidated Statement of Operations and prior periods have been restated accordingly.

Revenue recognition. Revenue from services and from the licensing of software with related services is generally recognized as work is performed under the percentage of completion method of accounting, with progress measured using labor hours incurred to date compared to total estimated labor hours to be incurred. Revenue from the licensing of software and the sale of hardware products having no significant ongoing obligations is generally recognized upon delivery of the product provided collection of the resulting receivable is probable. Maintenance revenue is recognized ratably over the contract term. Losses are recognized on contracts in the period in which the loss is determined to be probable and estimable.

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

Intangible assets. The excess of cost over fair value of net assets acquired is amortized using the straight-line method over ten years. Other intangible assets are amortized using the straight-line method over the useful lives of the assets, which range from two to ten years.

Impairment of long-lived assets. The Company monitors conditions that may affect the carrying value of its property and equipment, software costs and intangible assets. When conditions indicate potential impairment of such assets, the Company undertakes necessary market and technology studies and evaluates projected future earnings associated with these assets. When projected future cash flows, not discounted for the time value of money, are less than the carrying value of the asset, an impairment loss is recognized. The amount of impairment loss recognized would be the excess of the asset carrying value over its fair value.

Stock-based compensation. The Company follows the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." The Company discloses in the footnotes to its financial statements the impact of utilizing the fair value approach to measure stock-based compensation, as provided for under the provisions of SFAS No. 123, and excludes such impact from its recorded earnings. The Company measures stock-based compensation based on the intrinsic value approach as provided for under the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25").

Advertising Costs. Advertising costs are charged to expense as incurred. Advertising expenses from continuing operations approximated $1 million, $1.2 million and $200,000 for 2001, 2000, and 1999, respectively.

Fair Value of Financial Instruments. The fair value of the Company's financial instruments, such as cash and cash equivalents, receivables and payables approximate the carrying value of such instruments at December 31, 2001.

Income (loss) per share. The Company computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 requires the presentation of basic and diluted earnings per share for all periods presented. Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding combined with any outstanding common stock equivalents (principally stock options) required to be included under the "treasury stock" method. For the year ended December 31, 2000 there was no difference between the basic and diluted number of common shares outstanding because the Company reported a net loss for the year and the effect of the assumed exercise of common stock equivalents would have been anti-dilutive. Options with exercise prices greater than the average market price of common shares (or "anti-dilutive options"), which were not included in the computation of diluted earnings per share, were 1,035,378 and 297,665 for the years ended December 31, 2001 and 1999 respectively. The weighted average exercise price of these options was $7.82 for 2001 and $12.54 for 1999. The following is a reconciliation of the denominator for the basic and diluted earnings per share ("EPS") computation:


                                             For the Years Ended December 31,

 (In thousands)                                2001       2000        1999
                                             -------------------------------

Weighted average shares outstanding

 Basic                                        8,074       8,492      8,305
                                             -------------------------------

Effect of dilutive securities:
  Options and employee stock purchase plan      162           -        279

                                             -------------------------------

Diluted                                       8,236       8,492      8,584
                                             ===============================


Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, ("SFAS No. 141"), "Business Combinations," which establishes new standards for accounting and reporting requirements for business combinations and requires that the "purchase" method of accounting be used for all business combinations initiated after June 30, 2001. Use of the "pooling-of-interest" method is prohibited.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses how intangible assets should be accounted for in the financial statements. This new standard eliminates amortization for goodwill and intangible assets that have indefinite useful lives and requires such assets to be tested annually for impairment, or more frequently if events or changes in circumstances indicate that the related assets might be impaired. Goodwill amortization for 2001 was $1.3 million. Intangible assets that have finite useful lives will continue to be amortized over their useful lives and are subject to impairment testing in accordance with current accounting standards.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, this statement retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.

The Company is required to adopt SFAS No. 142 and SFAS No. 144 in the first quarter of 2002. Adoption of these statements is not expected to have a material adverse impact on the Company's consolidated results of operations and financial condition.

NOTE 2 - SIGNIFICANT TRANSACTIONS

On July 11, 2000, the Company acquired all of the outstanding capital stock of LMI. In July 2001, the Company paid an additional $1.3 million to the sellers of LMI pursuant to the terms of the LMI purchase agreement, which was recorded as additional purchase price, bringing total consideration paid for this business to approximately $14.9 million, including acquisition costs. An aggregate of $2.7 million of additional purchase price may be payable over the next two years, in equal annual installments on the anniversary date of the acquisition, subject to certain conditions. The consideration paid to date by the Company was funded by its existing cash reserves.

The acquisition was accounted for using the purchase method and the results of LMI's operations have been combined with those of the Company since July 11, 2000. The purchase price was allocated to the assets acquired (including $1.7 million in cash acquired) and liabilities assumed based on their estimated fair values. The excess of the purchase price over the net assets acquired, goodwill, has been included in intangible assets and approximates $6.4 million, net of amortization, at December 31, 2001. As of December 31, 2000, goodwill related to the LMI acquisition was approximately $5.8 million, net of amortization. In connection with this acquisition, a non-cash charge of $1 million for purchased in-process research and development was included in the Company's results of operations for 2000. This charge represented the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility and had no alternative future use.

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the LMI acquisition had been completed as of the beginning of the periods presented. The pro forma amounts exclude the $1 million in-process research and development charge.


(In thousands, except per share data)                2000         1999
                                                    -------      -------
Net sales                                           $55,475      $65,397
Income from continuing operations                    $1,111       $4,145
Net income                                           $1,111       $8,682

Net income per share - continuing operations
 Basic                                                $0.13        $0.50
 Diluted                                              $0.13        $0.48

Net income per share
 Basic                                                $0.13        $1.05
 Diluted                                              $0.13        $1.01


In May 1999, the Company sold its CRM business, based in Charlotte, North Carolina, to Science Applications International Corporation ("SAIC") (see Note
13). During the quarter ended June 30, 1999, the Company recorded a gain on sale of discontinued operations of $4.9 million, after an income tax provision of $2.9 million, related to this disposition.

In March 1999, the Company sold all of the outstanding shares of The Minicomputer Company of Maryland, Inc. ("TMC") to a holding company owned by TMC management. During the quarter ended March 31, 1999, the Company recorded a loss on disposition of this non-strategic business unit of $295,000.

NOTE 3 - SEGMENT INFORMATION, SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

Following the sale of the CRM and TMC businesses in 1999, the Company's segment reporting consists of its financial and practice management software business.

The business and organizational characteristics of the Company's customer base may vary significantly from period to period and may cause fluctuations in the size and timing of revenue. The majority of the Company's revenue is concentrated in the legal services industry. However, no single customer accounts for 10% or more of the Company's total revenue.

The Company's assets are primarily located in North America. The Company's revenue is principally generated in North America, however, for the years ending December 31, 2001, 2000 and 1999 the Company's revenue generated outside the United States represented 12%, 14% and 16% of consolidated net revenue, respectively. For those same periods, revenue generated in Europe represented approximately 9%, 11% and 13% of consolidated net revenue, respectively. Since the Company's contracts with non-U.S. customers generally denominate the amount of payments to be received by the Company in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risks. Also, the Company may be subject to currency transaction risks when the Company's contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts.

NOTE 4  - RECEIVABLES

At December 31, 2001 and 2000 receivables consisted of the following:


                                              2001          2000
                                            ----------    --------
(In thousands)
Trade                                        $ 18,766      $14,318
Unbilled                                        5,738        3,119
Other                                             219          552
                                             --------      -------
                                               24,723       17,989

Less - Allowance for doubtful accounts         (2,122)      (2,305)
                                             --------      -------
                                             $ 22,601      $15,684
                                             ========      =======

NOTE 5 - PROPERTY AND EQUIPMENT

At December 31, 2001 and 2000 property and equipment consisted of the following:


                               2001             2000
                             --------         -------
 (In thousands)

Equipment                     $ 4,874         $ 4,065
Furniture and fixtures            913             718
Leasehold improvements            922           1,042
                              -------         -------
                                6,709           5,825
Less - Accumulated

depreciation                   (4,490)         (3,489)
                              -------         -------
                              $ 2,219         $ 2,336
                              =======         =======


Depreciation expense from continuing operations was $1 million, $900,000 and $700,000 for 2001, 2000 and 1999, respectively.

NOTE 6 - SOFTWARE COSTS

During 2001, the Company capitalized software development costs of approximately $1.2 million. The Company did not capitalize any software development costs in 2000 or 1999. Accumulated amortization for software costs was $6.4 million and $5.8 million at December 31, 2001 and 2000, respectively. Software amortization expense charged to continuing operations was approximately $500,000 in both 2001 and 2000 and $1 million in 1999.

NOTE 7 - INTANGIBLE ASSETS

At December 31, 2001 and 2000 intangible assets consisted of the following:


(In thousands)                                      2001             2000
                                                  --------         --------

Excess of cost over fair value of net
assets acquired                                   $ 13,140         $ 11,756
Customer lists and maintenance contracts             5,400            5,400
Assembled workforce                                  2,150            2,150
Developed software acquired in acquisition           1,100            1,100
Other                                                   34               34
                                                  --------         --------
                                                    21,824           20,440

Less- Accumulated amortization                     (10,205)          (8,055)
                                                  --------         --------
                                                  $ 11,619         $ 12,385
                                                  ========         ========


Intangible assets related to the LMI acquisition totaled $11.6 and $10.2 million and amortization expense related to these assets totaled $1.3 million and $500,000 for 2001 and 2000, respectively (see Note 2). Total intangible asset amortization expense from continuing operations was $2.1 million for 2001, $1.3 million for 2000 and $900,000 for 1999.

NOTE 8 - BANK AND CREDIT FACILITY

On May 16, 2000, the Company entered into a two-year, $10 million revolving credit agreement, as amended, with Mellon Bank, N.A. No borrowings were outstanding under the credit facility at December 31, 2001 and 2000. Borrowings under the credit facility will bear interest at the Company's choice of an adjusted LIBOR or prime rate, as defined in the credit agreement. The credit facility is secured by substantially all of the Company's tangible and intangible assets and requires the Company to maintain an aggregate of $5 million in a certificate of deposit as collateral with the bank. Additionally, the credit agreement contains customary covenants that require compliance with certain financial ratios and targets, and restricts the incurrence of additional indebtedness, payment of dividends and acquisitions or dispositions of assets, among other things. The credit facility, as amended, expires in April 2003.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) retirement plan to which qualified employees may contribute from 1% to 15% of eligible annual compensation. The Company matches employee contributions at various rates based on years of service, up to a maximum of 75%, for contributions of up to 10% of each participant's compensation for the plan year. Company contributions totaled approximately $700,000, $400,000 and $500,000 for 2001, 2000 and 1999, respectively.

The Company has an Employee Stock Purchase Plan ("ESPP") where substantially all employees can purchase up to an aggregate of one million shares of the Company's common stock. The purchase price of the shares under the plan is 85% of the lesser of the fair value of the Company's common stock at the beginning of each quarterly enrollment period or at the end of such enrollment period. Employees can designate up to 10% of their compensation to be withheld towards the purchase of stock under the plan, subject to certain limitations. The Company can provide shares under the plan from shares authorized and unissued or from shares acquired and held in treasury. The plan is effective for a five-year period with enrollment periods beginning every calendar quarter. The plan expires on June 30, 2005.

NOTE 10 - INCOME TAXES

The components of the provision (benefit) for income taxes from continuing operations for 2001, 2000 and 1999 consist of the following:



(In thousands)                         2001            2000           1999
                                     -------         -------         -------
Current provision (benefit):
    Federal                          $ 2,368         $  (627)        $ 1,535
    State                                614             243             141
                                     -------         -------         -------
                                       2,982            (384)          1,676
                                     -------         -------         -------
Deferred provision (benefit):
    Federal                             (454)            (72)            933
    State                               (108)           (215)             83
                                     -------         -------         -------
                                        (562)           (287)          1,016
                                     -------         -------         -------
                                     $ 2,420         $  (671)        $ 2,692
                                     =======         =======         =======


A reconciliation of income taxes computed at the statutory federal income tax rate to the recorded provision (benefit) for income taxes is as follows:


(In thousands)                                   2001         2000           1999
                                               -------       -------       -------
Provision (benefit) for income taxes
   computed at the statutory federal rate      $ 2,355       $  (272)      $ 2,205
State income taxes, net of federal
   income tax benefit                              256            28           201
Non-deductible amortization of
intangible assets                                  168           308           207
Adjustment to estimated income tax
accruals                                          (154)         --            --

Research & experimentation tax credits            --            (750)         --

Stock compensation                                --            --              18

Other, net                                        (205)           15            61
                                               -------       -------       -------
                                               $ 2,420       $  (671)      $ 2,692
                                               =======       =======       =======


Deferred tax assets (liabilities) recognized in the Company's balance sheet at December 31, 2001 and 2000 were as follows:


(In thousands)                                  2001         2000
                                              -------       -------
Deferred tax assets:
    Asset allowances                          $   693       $   863
    Deferred revenue and other accruals         1,882         1,372
    Net operating losses and other
      carry forwards                            1,529         1,529
    Compensation deductions                       596           516
    Other deductions                              441           964
                                              -------       -------
Gross deferred tax assets                       5,141         5,244
                                              -------       -------
    Less: valuation allowance                  (1,529)       (1,529)
                                              -------       -------
Deferred tax assets                             3,612         3,715
                                              -------       -------
Deferred tax liabilities, net:
    Software costs and intangible assets          290          (200)
    Other liabilities                            (536)         (711)
                                              -------       -------
                                                 (246)         (911)
                                              -------       -------
                                              $ 3,366       $ 2,804
                                              =======       =======


Cash paid for income taxes was approximately $1.8 million, $900,000 and $3.5 million for 2001, 2000 and 1999, respectively.

At December 31, 2001, the Company had approximately $22 million in state net operating loss ("NOL") carry forwards. A full valuation allowance has been recorded against the state NOLs based on management's judgment as to current separate company income limitations. Management has evaluated the Company's other deferred tax assets and believes that such assets will more likely than not be realized. The Company utilized state NOLs of $2.4 million during 1999.

NOTE 11 - STOCKHOLDERS' EQUITY

The Company's authorized capital stock consists of 20,000,000 shares of $.01 par value common stock and 2,000,000 shares of $.01 par value preferred stock. The preferred stock is issuable in one or more series with such rights, preferences and privileges, as the Company's Board of Directors shall determine.

The Company has a shareholder rights plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company. The dividend was paid on April 26, 1999, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") at a price of $22.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 14, 1999, as the same may be amended from time to time, between the Company and EquiServe Trust Company, N.A., as Rights Agent.

Under the Company's 1996 Stock Option Plan (the "1996 Plan"), as amended, the Company may issue stock options totaling up to 1,875,000 shares. Outstanding options under the 1996 Plan were 1,405,794 and 1,268,225 as of December 31, 2001 and 2000, respectively. The 1996 Plan is administered by the Compensation Committee of the Company's Board of Directors, which determines the price, exercise date and term (not to exceed 10 years) of each option granted to employees. Options may be granted under the 1996 Plan at a price not less than 100% of the fair market value of the shares subject to options. In addition, the 1996 Plan provides for the formula grant of options to members of the Company's Board of Directors.

At December 31, 2001, options for 98,999 shares of common stock were outstanding under the Company's former Restated 1985 Incentive Stock Option Plan (the "1985 Plan"), which was terminated in June 1995. No additional options may be granted under this plan. The Compensation Committee of the Company's Board of Directors administers the 1985 Plan. Options were granted under the 1985 Plan at a price not less than 100% of the fair market value of the shares subject to options (or 110% of fair market value in the case of an optionee who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of shares of the Company immediately before such option is granted). Options are exercisable in six equal annual installments beginning on the date of grant and expire ten years from the date of grant.

The following table sets forth the changes in the number of shares subject to options for the 1996 and 1985 Plans during 2001, 2000 and 1999:


                                                                           Weighted
                                              Number     Option Price       Average
                                            of shares    per Share($)    Option price($)
                                           -----------   ------------    ---------------


Outstanding at December 31, 1998              975,244     3.06 -25.50        11.62
 Granted                                      673,000     2.34 - 7.50         3.15
 Exercised                                   (126,750)    2.34 - 3.34         2.36
 Canceled or expired                         (826,854)    2.34 -25.50         9.68
                                           ----------

Outstanding at December 31, 1999              694,640     2.34 -25.50         7.32

 Granted                                      795,000     5.22 -10.75         7.19
 Exercised                                    (59,750)    2.34 - 3.34         2.37
 Canceled or expired                          (37,667)    2.34 -18.00         8.44
                                           ----------
Outstanding at December 31, 2000            1,392,223     2.34 -25.50         7.33
 Granted                                      252,000     5.00 - 8.75         6.60
 Exercised                                    (42,929)    2.34 - 7.88         3.31
 Canceled or expired                          (96,501)    6.94 -18.00         8.72
                                           ----------
Outstanding at December 31, 2001            1,504,793     2.34 -25.50         7.33
Exercisable at December 31, 2001              766,308
                                           ==========


During 1999, the Board of Directors of Elite.com, Elite's Internet-based time and billing service, adopted the Elite.com 1999 Stock Option Plan. Under this Plan, an aggregate of 1,500,000 shares of Elite.com common stock were reserved for option grants to officers and key employees of Elite.com. As of December 31, 2000, 1,384,000 options were outstanding. During 2001, all outstanding options were canceled or terminated and the Elite.com 1999 Stock Option Plan was terminated by the Company's Board of Directors. This transaction did not affect the Company's consolidated results of operations.

In November 2001, the Company's Board of Directors authorized a stock buy-back program to repurchase up to 500,000 shares of its common stock. No stock was repurchased under this program in 2001, which expires in December 2002, unless extended.

In November 2000, the Company's Board of Directors authorized a stock buy-back program to repurchase up to one million shares of its common stock, which expired in November 2001. Under this program, the Company repurchased 70,200 shares of common stock during 2001 and repurchased 506,100 shares of common stock during 2000.

Pursuant to the requirements of SFAS No. 123, the following disclosures are presented to reflect the Company's pro forma net income (loss) and net income
(loss) per share, as if the Company had elected to use the fair value method of accounting prescribed by SFAS No. 123, rather than continuing to apply the provisions of APB 25. In preparing these disclosures, the Company has determined the value of all options granted during 2001, 2000, and 1999 using the average value method, as described in SFAS No. 123, and based on an assumed dividend yield rate of zero percent, a weighted average risk free rate of 4.3% for 2001, 6.6% for 2000 and 6.7% for 1999 and weighted average expected lives of approximately 3 to 9 years, depending on the grant date. The weighted average fair value of options on the date of grant for 2001, 2000 and 1999 were $3.76, $3.57 and $1.83, respectively. Had compensation expense been determined consistent with SFAS No. 123, utilizing these assumptions and the straight-line amortization method over the vesting period, the Company's net income (loss) and net income (loss) per share would have been as follows:


(In thousands, except per share
amounts)                                             2001       2000         1999
                                                    -------    -------     -------
Net income (loss)                As reported        $ 4,778    $  (132)    $ 8,331
                                 Pro forma          $ 4,568    $  (599)    $ 8,007

Income (loss) per diluted share  As reported        $  0.58    $ (0.02)    $  0.97
                                 Pro forma          $  0.55    $ (0.07)    $  0.93


NOTE 12 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases equipment and facilities under operating leases. Operating lease expense from continuing operations was $1.1 million, $1.3 million and $700,000 for 2001, 2000, and 1999, respectively. At December 31, 2001, there was approximately $1.2 million of deferred lease incentive that will reduce the annual lease expense related to the Company's office facilities through June 30, 2008. Future minimum lease payments under operating leases having an initial or remaining non-cancelable term in excess of one year are as follows:


                             Future Minimum
 (In thousands)              Lease Payments
                             --------------
Years ending December 31:
2002                         $     1,032
2003                               1,119
2004                               1,130
2005                               1,134
2006 & thereafter                  2,920
                             -----------
                             $     7,335
                             ============


Legal Matters

The Company is exposed to certain asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of pending matters is not expected to have a material adverse effect on the Company's consolidated results of operations and financial condition.

NOTE 13 - DISCONTINUED OPERATIONS

In May 1999, the Company sold its CRM business, based in Charlotte, North Carolina, to SAIC. During the quarter ended June 30, 1999, the Company recorded a gain on sale of discontinued operations of $4.9 million, after an income tax provision of $2.9 million, related to this disposition. The gain on sale included certain transaction costs and other direct costs associated with the sale. The Company received approximately $8.1 million of net cash proceeds from the transaction.

Operating results for CRM in 1999 are classified as discontinued operations on the Company's Consolidated Statement of Operations. Revenue applicable to discontinued operations for 1999 through the date of sale totaled $10.9 million. The loss from discontinued operations for 1999 through the date of sale is net of income tax benefits of $200,000.

During the fourth quarter of 2001, the Company adjusted the estimated gain recognized in 1999 on the sale of its CRM business. The adjustment, resulting in additional gain on sale of discontinued operations of $271,000 (net of income taxes of $145,000), arose after resolution of matters associated with the sale.

NOTE 14 - CORPORATE NAME CHANGE

On May 27, 1999, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to change its name to Elite Information Group, Inc., from Broadway & Seymour, Inc. The name change became effective on May 27, 1999. The Company also changed its NASDAQ trading symbol to ELTE and will continue to trade as a National Market Issue on the NASDAQ under ELTE.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Elite Information Group, Inc.:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Elite Information Group, Inc. (formerly Broadway & Seymour, Inc.) and its subsidiaries at December 31, 2001 and 2000, and the results of operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Los Angeles, California

February 11, 2002

QUARTERLY FINANCIAL DATA
(unaudited)


                                                    2001 Quarter Ended                               2000 Quarter Ended
                                        -------------------------------------------    --------------------------------------------
In thousands except per share data        3/31       6/30        9/30        12/31       3/31        6/30        9/30       12/31
                                       --------------------------------------------    --------------------------------------------
Net Revenue                            $ 14,295    $ 17,392    $ 18,516    $ 18,559    $ 13,334    $ 13,741    $ 12,858    $ 12,399
Cost of revenue                           8,370       8,403       9,138       8,407       7,444       7,650       7,513       6,685
Gross Profit                              5,925       8,989       9,378      10,152       5,890       6,091       5,345       5,714
Operating expenses                        6,115       6,633       6,422       7,038       5,254       6,004       5,716       5,993
Amortization of intangibles                 514         514         552         552         279         218         354         623
Write-off of in-process R&D                --          --          --          --          --          --         1,000        --
                                       --------------------------------------------    --------------------------------------------
Operating income (loss)                    (704)      1,842       2,404       2,562         357        (131)     (1,725)       (902)
Interest income, net                        298         224         180         121         445         418         462         273
Income tax benefit (provision)              103        (777)       (651)     (1,095)       (365)       (181)      1,113         104
                                       --------------------------------------------    --------------------------------------------
Income (loss) from continuing
 operations                                (303)      1,289       1,933       1,588         437         106        (150)       (525)
 Gain from discontinued operations
   (net of tax)                            --          --          --           271        --          --          --          --
                                       --------------------------------------------    --------------------------------------------
Net income (loss)                      $   (303)   $  1,289    $  1,933    $  1,859    $    437    $    106    $   (150)   $   (525)
                                       ============================================    ============================================
Net income (loss) per diluted share:
 Continuing operations                 $  (0.04)   $   0.16    $   0.23    $   0.19    $   0.05    $   0.01    $  (0.02)   $  (0.06)
 Gain from discontinued operations                                         $   0.03
  Net income (loss)                    $  (0.04)   $   0.16    $   0.23    $   0.22    $   0.05    $   0.01    $  (0.02)   $  (0.06)
                                       ============================================    ============================================


MARKET FOR COMMON STOCK

The Company's common stock, $0.01 par value, trades on the National Association of Securities Dealers, Inc. Nasdaq National Market System ("NASDAQ") under the symbol ELTE (formerly BSIS). As of February 28, 2002, there were approximately 124 holders of record of the Company's common stock. The following table shows the price range of the Company's common stock for the past two years:


                  2001 Quarter Ended                          2000 Quarter Ended
          ---------------------------------          ------------------------------------
            3/31   6/30     9/30    12/31             3/31     6/30      9/30     12/31
          ---------------------------------          ------------------------------------

High       $6.50   $6.65   $7.43    $12.60           $10.00    $9.31     $7.81    $6.50
Low        $4.69   $3.63   $5.10    $5.00             $9.94    $6.19     $5.75    $4.00
